SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For September 19, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
CVM–BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
IAN–Annual Information	Base date - 12/31/2004

New filling spontaneous

The registration with the CVM does not imply any evaluation whatsoever of the Company, whose officers are responsible for the accuracy of the information provided.

01.01 – IDENTIFICATION

1 – CVM CODE 01444-3	2 –COMPANY’S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 –CNPJ 43.776.517/0001-80
4 –BUSINESS NAME SABESP
5- PREVIOUS BUSINESS NAME
6 –NIRE 35300016831
7 – SITE www.sabesp.com.br

01.02 – HEAD-OFFICE

1 – FULL ADDRESS Rua Costa Carvalho, 300			2 –BOROUGH OR DISTRICT Pinheiros
3 – ZIP CODE 05429-900	4 – CITY São Paulo			5 – STATE SP
6 – AREA CODE 011	7 –TELEPHONE 3388-8000	8 –TELEPHONE 3388-8200	9 –TELEPHONE 3388-8201	10 –TELEX
11 –AREA CODE 011	12 – FAX 3813-0254	13 – FAX 3813-8587	14 – FAX -
15 –E-MAIL sabesp@sabesp.com.br

01.03 – SHAREHOLDER DEPARTMENT IN COMPANY

1 –NAME MÁRIO AZEVEDO DE ARRUDA SAMPAIO
2 – POSITION Superintendent Capital Market and Investor Relations
3 –FULL ADDRESS Rua Costa Carvalho, 300			4 –BOROUGH OR DISTRICT Pinheiros
5 –ZIP CODE 05429-900	6 –CITY São Paulo			7 – STATE SP
8 – AREA CODE 011	9 –TELEPHONE 3388-8664	10 –TELEPHONE 3388-8679	11 –TELEPHONE -	12 –TELEX
13 –AREA CODE 011	14 –FAX 3388-8669	15 –FAX -	16 – FAX -
17 –E-MAIL maasampaio@sabesp.com.br

ISSUING AGENT/DEPOSITORY FINANCIAL INSTITUTION

18 –NAME Banco Itaú S.A.
19 – CONTACT CLAUDIO RIBEIRO
20 –FULL ADDRESS Av. Eng. Armando de Arruda Pereira, 707			21 –BOROUGH OR DISTRICT Jabaquara
22 – ZIP CODE 04344-902	23 –CITY São Paulo			24 –STATE SP
25 –AREA CODE 011	26 –TELEPHONE 5029-7780	27 –TELEPHONE -	28 –TELEPHONE -	29 –TELEX
30 –AREA CODE	31 – FAX	32 – FAX -	33 – FAX -
34 – E-MAIL

OTHER SERVICE LOCATIONS

35 – ITEM	36–CITY	37 – STATE	38 - AREA CODE	39 - TELEPHONE	40 - TELEPHONE
01				-	-
02				-	-
03				-	-
04				-	-

01.04 – DIRECTOR FOR INVESTOR RELATIONS (ADRESS FOR CORRESPONDENCE WITH THE COMPANY)

1 –NAME RUI DE BRITO ÁLVARES AFFONSO
3 –FULL ADDRESS Rua Costa Carvalho, 300			4 –BOROUGH OR DISTRICT Pinheiros
5 –ZIP CODE 05429-900	6 –CITY São Paulo			7 –STATE SP
8 – AREA CODE 011	9 –TELEPHONE 3388-8247	10 –TELEPHONE 3388-8386	11 –TELEPHONE -	12 –TELEX
13 –AREA CODE 011	14 –FAX 3388-3815-4465	15 –FAX -	16 –FAX -
17 – E-MAIL raffonso@sabesp.com.br
17 - BRAZILIAN DIRECTOR YES	18 - CPF 013.982.348-42	19 - PASSPORT

01.05 - REFERENCE/AUDITOR

1 –; DATE OF BEGINNING LAST FISCAL YEAR 01/01/2004	2 – DATE END LAST FISCAL YEAR 12/31/2004
3 – DATE OF BEGINNING LAST FISCAL YEAR CURRENT FISCAL YEAR 01/01/2005	4 – DATE END LAST FISCAL YEAR CURRENT FISCAL YEAR 12/31/2005
5 – NAME/BUSINESS NAME OF AUDITOR Deloitte Touche Tohmatsu Auditores Independentes	6 – CVM ref. no. 00385-9
5 – NAME OF SPECIALIST RESPONSIBLE Marco Antonio Brandão Simurro	5 – Tax no. Of person resp. Specialist 755.400.708-44

01.06 - COMPANY CHARACTERISTICS

1 – STOCKED EXCHANGE WHERE IT IS LISTED
BVBAAL	BVMESB	BVPR	BVRJ	BVST

BVES	BVPP	BVRG	x BOVESPA
2- NEGOTIATION MARKET Stock Exchange
3- SITUATION TYPE Operational
4- ACTIVITY CODE 116 - Sanitation, Water And Gas Supplying
5- PARAMOUNT ACTIVITY Water Impounding, Treatment and Distribution. Sewer Collection and Treatment

01.07 – SHAREHOLDER CONTROL/SECURITIES

1 – NATURE OF SHAREHOLDING CONTROL State
2 - SECURITIES ISSUED BY CO.
x Shares	Real State Receivables Certificate
Convertible Debentures	Promissory Notes
Redeemable Shares	BDR
Beneficiaries	x Others
x Ordinary Debentures
Subscription Warrant	DESCRIPTION
CollectiveInvestmentCertificate (CIC)	ADSs traded on New York Stock Exchange (NYSE)

01.08 – PUBLICATIONS AND DOCUMENTS

1 – SHAREHOLDER NOTIFICATION FINANCIAL STATEMENTS AVAILABLE 03/02/2005	2 – MINUTES OF OGM THAT APPROVED FINANCIAL STATEMENTS 05/11/2005
3 – CALL TO OGM TO APPROVE FINANCIAL STATEMENTS 03/24/2005	4 – PUBLICATION OF FINANCIAL DOCUMENTS 03/29/2005

01.09 –NEWSPAPERS WHERE COMPANY PUBLISHES INFORMATION

1 – ITEM	2 – NAME OF NEWSPAPER	3- STATE
01	DIÁRIO OFICIAL DO ESTADO and	SP
02	FOLHA DE SÃO PAULO	SP

01.10 –DIRECTOR FOR INVESTOR RELATIONS

1 - DATE 07/06/2005	2 – SIGNATURE

02.01.01 –CURRENT COMPOSITION OF ADMINISTRATIVE BOARD AND BOARD

1 –ITEM	2 – NAME OF DIRECTOR	3 –CPF	4 –DATE OF ELECTION	5 –PERIOD OF MANDATE	6 –DIRECTOR TYPE REF. NO.	7 – ELECTED BY‘CONTROLLING GROUP	8 – POSITION/ FUNCTION	7 – FUNCTION
01	DALMO DO VALLE NOGUEIRA FILHO	429.377.288-04	05/19/2005	05/19/2007	1		10	Managing Director Superintendent
02	ENÉAS OLIVEIRA DE SIQUEIRA	604.633.508-63	05/19/2005	05/19/2007	1		19	Director of Regional Systems
03	REINALDO JOSÉ RODRIGUEZ DE‘CAMPOS	201.655.958-68	05/19/2005	05/19/2007	1		19	Director of Corporate Management
04	RUI DE BRITTO ÁLVARES AFFONSO	013.982.348-42	05/19/2005	05/19/2007	1		12	Director for Investor Relations
05	RUI DE BRITTO ÁLVARES AFFONSO	013.982.348-42	05/19/2005	05/19/2007	1		19	Economic-Financial Director
06	PAULO MASSATO YOSHIMOTO	898.271.128-72	05/19/2005	05/19/2007	1		19	Metropolitan Director
07	JOSÉ EVERALDO VANZO	618.920.848-72	05/19/2005	05/19/2007	1		19	Director of Technology and Planning
08	MAURO GUILHERME JARDIM ARCE	107.894.648-53	04/29/2005	04/29/2006	2	YES	20	President of the Administrative board
09	FERNANDO CARVALHO BRAGA	538.987.458-72	04/29/2005	04/29/2006	2	YES	21	Vice-President of the Administrative‘board
10	FERNANDO MAIDA DALL’ACQUA	655.722.978-87	04/29/2005	04/29/2006	2	YES	22	Administrative board
11	GUSTAVO DE SÁ E SILVA	003.325.008-10	04/29/2005	04/29/2006	2	YES	22	Administrative board
12	MARTUS ANTONIO RODRIGUES TAVARES	072.185.323-49	04/29/2005	04/29/2006	2	YES	22	Administrative board
13	DANIEL SONDER	283.092.178-03	04/29/2005	04/29/2006	2	YES	22	Administrative board
14	MARIA HELENA GUIMARÃES DE CASTRO	059.237.468-83	04/29/2005	04/29/2006	2	YES	22	Administrative board
15	ALEXANDER BIALER	029.379.568-15	04/29/2005	04/29/2006	2	NO	22

*CODE:	1 – BELONGS ONLY TO BOARD
2 – BELONGS ONLY TO ADMINISTRATIVE BOARD
3 – BELONGS TO BOARD AND ADMINISTRATIVE BOARD

02.01.02 – CURRENT COMPOSITION OF AUDIT COMMITTEE

1 – AUDIT COMMITTEE INSTALLE YES	2 – PERMANENT NO

3-ITEM	4 – BOARD MEMBER’S NAME	5 – CPF	6 – DATE OF ELECTION	7 –PERIOD OF MANDATE	8 –POSITION/ FUNCTION	9 – FUNCTION
01	CARLOS ALBERTO PONTELLI	114.177.168-35	04/29/2005	04/29/2006	43	Audit Committee member elected by Controlling Group
02	MARIA DE FÁTIMA ALVES FERREIRA	022.218.418-32	04/29/2005	04/29/2006	43	Audit Committee member elected by Controlling Group
03	FRANCISCO MARTINS ALTENFELDER SILVA	203.882.418-53	04/29/2005	04/29/2006	43	Audit Committee member elected by Controlling Group
04	DILMA SELI PENA PEREIRA	076.215.821-20	04/29/2005	04/29/2006	43	Audit Committee member elected by Controlling Group
05	JORGE MICHEL LEPELTIER	070.190.688-04	04/29/2005	04/29/2006	45	Audit Committee member elected by minority shareholders Holders of common stock
06	GUILHERME LUIS DA SILVA TAMBELLINI	759.718.608-87	04/29/2005	04/29/2006	46	Audit Committee Member (ALTERNATE)elected by Controlling Group
07	ARTHUR CORREA DE MELLO NETTO	049.146.008-20	04/29/2005	04/29/2006	46	Audit Committee Member (ALTERNATE)elected by Controlling Group
08	VANILDO ROLANDO NEUBAUER	603.327.868-20	04/29/2005	04/29/2006	46	Audit Committee Member (ALTERNATE)elected by Controlling Group
09	SANDRA MARIA GIANNELLA	667.767.168-20	04/29/2005	04/29/2006	46	Audit Committee Member (ALTERNATE)elected by Controlling Group
10	FLÁVIO STAMM	048.241.708-00	04/29/2005	04/29/2006	48	Audit Committee (ALTERNATE) elected by‘minority Shareholders

02.02 – PROFESSIONAL EXPERIENCE AND EDUCATIONAL BACKGROUND – ALL DIRECTORS, ADMINISTRATIVE BOARD AND AUDIT COMMITTEE MEMBERS

NAME	=>	DALMO DO VALLE NOGUEIRA FILHO
POSITION	=>	CHIEF EXECUTIVE OFFICER
BIRTH DATE	=>	02/17/1944
EDUCATION	=>
LAWYER –Bachelor’s Degree in Legal and Social Sciences, from Law School in the University of São Paulo – 1963-1967 DEA ("Diplôme d'Etudes Approfondies") and DESS ("Diplôme d'Etudes Supéríeures Spécialisées") in International Agreement Law, from University of Paris X - Nanterre, 1984-1986 Certificate in Sociology of Development, from "Institut d'Etude du Développement Economique et Social" at University of Paris I - Sorbonne,1970-1971 Certificate (eq. DEA) in Public Administration, from "Institut‘International d'Administration Publique" in Paris, 1968-1970.

PROFESSIONALEXPERIENCE	=>
BUSINESS ADMINISTRATION SCHOOL- GETULIO VARGAS FOUNDATION – EAESP/FGV – Professor – As from February 1972; LAW SCHOOL OF SÃO PAULO – EDESP, GETULIO VARGAS FOUNDATION –Collaborator – As from January 2003 Lawyer and Business Consultant–from 1968 to 1994 and as from January 2003 STATE GOVERNMENT–Secretary of State and Strategic Management of the State of São Paulo –from January 2002 to December 2002; STATE SECRETARIAT OFGOVERNMENT AND STRATEGIC MANAGEMENT OF THE STATE OF SÃO PAULO – Deputy Secretary of State – From January 1995 to January 2002; EAESP/FGV – Coordinator of Center For International Studies – from 1989 to 1994; AGM CONSULTORIA E PARTICIPAÇÕES LTDA – Managing Partner – from 1987 to 1994; CONSAIR – CONSULTORIA AERONÁUTICA S/C LTDA – Managing Partner – from 19 8 8 to 1994; FUNDAP (Administrative Development Foundation) – Executive Officer – from January 1981 to August 1983; FUNDAP – Deputy Officer – From July 1976 to March 1982.

NAME	=>	ENÉAS OLIVEIRA DE SIQUEIRA
POSITION	=>	REGIONAL SYSTEMS OFFICER
BIRTH DATE	=>	10/16/1947
EDUCATION	=>	CIVIL ENGINEER (UNITAU) – 1973
PROFESSIONALEXPERIENCE	=>
LA FALCÃO BAUER – Engineer, from February 1974 to April 1975; SAEE –CAÇAPAVA -Officer, from April 1974 to March 1975; COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP-Superintendent of Vale do Paraíba Business Unit, as from February 1997,Manager of Program and Development Department, 1986-1995; Coordinator of Inland Operational Development, 1985-1986; Division Manager of Fernandópolis, 1983-1985; Division Manager of Pindamonhangaba, 1982-1983; Division Manager of Caraguatatuba, 1979-1982; Section Manager of Caçapava, 1975-1979

NAME	=>	REINALDO JOSÉ RODRIGUEZ DE CAMPOS
POSITION	=>	CORPORATE MANAGEMENT OFFICER
BIRTH DATE	=>	03/30/1945
EDUCATION	=>
ELECTRICIAN ENGINEER (Mackenzie University) – 1969; Management Special Course for the Electric Sector Executive Development - USP- Eletrobrás – 1978; Corporate Development Course‘ FIESP – Instituto Roberto Simonsen/Escola Politécnica – USP – 1990

PROFESSIONALEXPERIENCE	=>
CESP – Companhia Energética de São Paulo – Administrative Officer – (2001- 2002); ASMAE – Electric Energy Wholesale Market Service Administrator – Consultant – (1999 - 2001); CTEEP – Companhia de Transmissão de Energia Elétrica Paulista – Technical Officer – (1999); CESP – Companhia Energética de São Paulo – Advisor to Operations Officer; Advisor to Division Vice-President of Electric Energy Production and Transmission; Assistant to Operations Department; Advisor to Production and Transmission Officer; Transmission Department Deputy; Chief of Sector Planning and Management Advisory Body of Production and Transmission Directorate; Assistant to Generation and Transmission Directorate; Generation and Transmission Officer; Member of the Board of Directors of ONS – Electric System National Operator – (1975 – 1999); Administrat ive Officer (2001 – 2002); CPFL – Companhia Paulista de ForÇa e Luz – Engineer of Operation/ Operation Analysis Department; Assistant to Generation and Operation Superintendent; Assistant to Operation General Superintendent – (1970 – 1975)

NAME	=>	RUI DE BRITTO ÁLVARES AFFONSO
POSITION	=>	ECONOMIC AND FINANCIAL OFFICER AND INVESTOR RELATIONS OFFICER
BIRTH DATE	=>	09/18/1957
EDUCATION	=>	ECONOMIST (School of Economics and Administration - USP) – 1979; Master’s degree in Economics from the Economics Institute at UNICAMP – 1988; PhD in Economics from the Economics Institute at UNICAMP - 2003
PROFESSIONALEXPERIENCE	=>
Economics Department of Pontifícia Universidade Católica de São Paulo (Catholic University of São Paulo) – Professor – 1981-1988; Secretary of Economics and Planning of the State of São Paulo – Economic Policy Advisor to the Secretary Mr. José Serra – 1982-1984; Economics Department of FEA - University of São Paulo-USP – Professor – 1983-1989; Brazilian Center for Analysis and Planning – CEBRAP – Researcher – 1983-1989; Secretary of Agriculture and Supply of the State of São Paulo – Economic Policy Consultant to the Secretary Mr. Gilberto Dupas – 1986-1987; Secretary of Economics and Planning of Rio de Janeiro – Economic Policy Consultant to the Secretary Mr. Antonio Cláudio Sochaczewski – 1987-1988; Economics Institute at UNICAMP – Professor – As from 1986; FUNDAP – Technician dash; As from 1990; FUNDAP – Public Sector Economics Officer – As from 1994; Forum of Federations – Non-government entity with head offices in Canada – Brazil Representative in the Board of Directors – As from 2000.

Brazil Representative in the Board of Directors – As from 2000.

NAME	=>	PAULO MASSATO YOSHIMOTO
POSITION	=>	METROPOLITAN OFFICER
BIRTH DATE	=>	10/09/1952
EDUCATION	=>	CIVIL ENGINEER (Engineering School of Lins) – 1975
PROFESSIONALEXPERIENCE	=>
EMPRESA METROPOLITANA DE PLANEJAMENTO DA GRANDE S. PAULO - EMPLASA - Planning Senior Professional, 1975-1983; COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP - Superintendent of Water Production Business Unit, as from March 2003; Superintendent of Planning of Distribution Metropolitan Vice-Presidency (1996-2003); Superintendent of Metropolitan Region Technical Support (1993-1996); Superintendent of Maintenance (1989-1993); Executive Assistant to São Paulo Metropolitan Region Operation (1983-1989).

NAME	=>	JOSÉ EVERALDO VANZO
POSITION	=>	TECHNOLOGY AND PLANNING OFFICER
BIRTH DATE	=>	03/11/1945
EDUCATION	=>	CIVIL ENGINEER – Engineering School of São Carlos - USP – 1972; Specialization: Public Health Engineering – Public Health School at USP – 1985; Professional Development Courses for Top Management 1990 – 1997; Specialization in Business Administration - MBA/FEA/USP - Ribeirão Preto) – 1999/2000
PROFESSIONALEXPERIENCE	=>	Companhia de Saneamento Básico do Estado de São Paulo– SABESP – Superintendent of Franca Regional Operation – (1990 – 2002), Manager – (1978 – 1990), Developer of Water and Sewage Services – (1977)

NAME	=>	MAURO GUILHERME JARDIM ARCE
POSITION	=>	CHAIRMAN OF THE ADMINISTRATIVE BOARD
BIRTH DATE	=>	05/10/1941
EDUCATION	=>
ELECTRICIAN ENGINEER (Engineering School of Mackenzie University - 1964; Graduation "Electric System Engineering" Pontifícia Universidade Católica do Rio de Janeiro (Catholic University of Rio de Janeiro) (1968); Master’s degree in "Power Engineering" Rensselaer Polytechnic Institute – Troy – NY-USA (1969)

PROFESSIONALEXPERIENCE	=>
Secretariat Of Water Resources, Sanitation And Works Of The State Of São Paulo – Secretary (as from January 2002); STATE SECRETARIAT OF ENERGY – Government of the State of São Paulo – Secretary – (02/06/99); CESP – Companhia Energética de São Paulo – Generation and Transmission Officer (1995 – 1998).

NAME	=>	FERNANDO CARVALHO BRAGA
POSITION	=>	VICE-CHAIRMAN OF THE ADMINISTRATIVE BOARD
BIRTH DATE	=>	06/05/1952
EDUCATION	=>	UNIVERSITY LEVEL – INCOMPLETE
PROFESSIONALEXPERIENCE	=>	SECRETARIAT OF ECONOMICS AND PLANNING– Special Advisor to Privatizations and Executive Secretary of the Board of State Privatization Program – PED (As from 1995); JAÚ S.A. CONSTRUÇÃO E INCORPORAÇÃO – Administrative and Financial Officer (1991-1994); COMERCIAL S.A. CORRETORA DE VALORES E CÂMBIO – Dealer (1987-1991); BANESPA S.A. CORRETORA DE CÂMBIO E TÍTULOS – Advisor to Presidency (1983-1987); DIVISA DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS – Operations Manager (1977-1982); INDUSVAL S.A. CORRETORA DE TÍTULOS E VALORES – Operations Manager (1975-1977).

NAME	=>	FERNANDO MAIDA DALL'ACQUA
POSITION	=>	DIRECTOR OF THE ADMINISTRATIVE BOARD
BIRTH DATE	=>	03/01/49
EDUCATION	=>	Agronomist ("Luis de Queiroz" Agriculture Superior School - University of‘ São Paulo) – 1971; Master’s Degree in Business Administration– School of Business Administration of São Paulo –Getúlio Vargas Foundation – 1976
PROFESSIONALEXPERIENCE	=>	GETÚLIO VARGAS FOUNDATION - ECONOMICS DEPARTMENT - BUSINESS ADMINISTRATION SCHOOL - Adjunct Professor (upon public competition) - As from September 1992; SECRETARIAT OF FINANCE – GOVERNMENT OF THE STATE OF SÃO PAULO - Secretary – As from February 2001 (current); SECRETARIAT OF FINANCE – GOVERNMENT OF THE STATE OF SÃO PAULO – Adjunct Secretary – from January 1995 to January 2001; COMPANHIA PAULISTA DE OBRAS E SERVIÇOS (COMPANY OF CONSTRUCTION AND SERVICES OF SÃO PAULO) - CPOS – Member of the Board of Directors – As from March 1995; FERROVIA PAULISTA S.A. (PAULISTA RAILWAY) - FEPASA – Member of the Board of Directors - As from January 1995; DESENVOLVIMENTO RODOVIÁRIO – (HIGHWAY DEVELOPMENT COMPANY) DERSA – member of the Administrative Board - As from February 1996.

NAME	=>	GUSTAVO DE SÁ E SILVA
POSITION	=>	DIRECTOR OF THE ADMINISTRATIVE BOARD
BIRTH DATE	=>	12/10/24
EDUCATION	=>	Economist (Economic Science School of FECAP [New York, EUA]) - 1952; Master’s degree in Business Administration from Michigan State University (EUA) – 1956

PROFESSIONALEXPERIENCE	=>	GSV – CONSULTORIA EMPRESARIAL S/C LTDA – President; EXECUTIVE BOARD OF ASSOCIAÇÃO ALUMNI, ADVISORY BOARD OF ANTONIO E HELENA ZERRENER FOUNDATION, ADMINISTRATIVE BOARD OF CESP AND ITS SUBSIDIARIES – Member; BADESP – BANCO DE DESENVOLVIMENTO ECONÔMICO DO ESTADO DE SÃO PAULO; CLADEA – CONSEJO LATINO AMERICANO DE DECANOS DE ESCUELAS DE ADMINISTRACIÓN; IECD – INSTITUTO DE ESTUDOS E COLETA DE DADOS; MPC – MARKETING, PESQUISA E COMUNICAÇÃO S/C LTDA E PRODESP – CIA. DE PROCESSAMENTO DE DADOS DO ESTADO DE SÃO PAULO – President.

NAME	=>	MARTUS ANTONIO RODRIGUES TAVARES
POSITION	=>	DIRECTOR OF THE ADMINISTRATIVE BOARD
EDUCATION	=>	Economist (Federal University of Ceará); Master’s degree in Economics (University of‘ São Paulo – USP); all concluded the credits for obtaining of PhD’s title in Economics (University of São Paulo – USP)
PROFESSIONALEXPERIENCE	=>	Secretary of Economics and Planning of the State of São Paulo – as from February 2005; Member of the Board of the National Bank for Economic and Social Development – BNDES; Member and Chairman of the Board of Directors of Banco do Nordeste do Brasil; Professor and Researcher of the State University of Londrina – from August 1980 to June 1986; Activities related to the development and improvement of finance control mechanisms in the public sector - Secretariat of National Treasury – 1986 to 1989; Adjunct Officer – Federal Government Budget Department – 1989 to 1990; Economic Policy Adjunct Secretary – Ministry of Economy – 1990 to 1991; Adjunct – National Secretariat of Planning – 1992; Advised the Brazilian Social Democratic Party – PSDB, working directly in the Party’s Leadership in the Chamber of Deputies – September 1992 to April 1 994; Consulting Services (public finance area) – International Monetary Fund – FMI, and Inter-American Development Bank – BID – September 1992 to April 1994; Economics and Planning Officer – Brazilian Association of Infrastructure and Base Industry (ABDIB) – April to December 1994; Chief Economist – Ministry of Planning – January 1995 to August 1996; Executive Secretary – Ministry of Planning – September 1996 to July 1999; State Ministry of Planning, Budget and Management, Budget and Management – Ministry of Planning – July 1999 to April 2002; Executive Officer for Brazil and Suriname – Inter-American Development Bank – BID – jul/2002 to ago/2004.

NAME	=>	DANIEL SONDER
POSITION	=>	DIRECTOR OF THE ADMINISTRATIVE BOARD
BIRTH DATE	=>	06/25/1976
EDUCATION	=>	Bachelor’s Degree in Economics and International Relations – TUFTS UNIVERSITY (1997); Master’s Degree in International Relations (Masters of Arts in Law and Diplomacy) – THE FLETCHER SCHOOL OF LAW AND DIPLOMACY, TUFTS UNIVERSITY (1998)

PROFESSIONALEXPERIENCE	=>	STATE SECRETARIAT OF FINANCE BUSINESSES – Chief of Technical Advisory of the Office of Finance State Secretary (2003 - current); NATIONAL BANK FOR ECONOMIC AND SOCIAL DEVELOPMENT- BNDES – Advisor to Directorate of Structured Products (2002); J.P. MORGAN CHASE & CO, INC. – Telecom and Media Investment Banking Coverage - Associate (1999 – 2001); [New York, EUA] Capital Markets – Equity Capital Markets – Analyst (2000); Finanças Corporativas M&A – Analyst (1999); Finanças Corporativas M&A – Analyst (1999); Finanças Corporativas M&A – Internship (1998); McKinsey & Co, Inc. – Management Consulting - Internship (1997). NATIONAL BANK FOR ECONOMIC AND SOCIAL DEVELOPMENT-BNDES – Advisor to Directorate of Structured Products (2002). J.P. MORGAN CHASE & CO, INC. – Telecom and Media Investment Banking Coverage - Associate (1999 – 2001); [New York,EUA] Capita Markets – Equity Capital Markets – Analyst (2000); Finanças Corporativas M&A – Analyst (1999); Finanças Corporativas M&A – Analyst (1999); Finanças Corporativas M&A – Internship (1998). McKinsey & Co, Inc. – Management Consulting – Internship (1997)

NAME	=>	MARIA HELENA GUIMARÃES DE CASTRO
POSITION	=>	DIRECTOR OF THE ADMINISTRATIVE BOARD
BIRTH DATE	=>	09/25/1946
EDUCATION	=>	SOCIOLOGIST – UNICAMP (University of Campinas) - 1986
PROFESSIONALEXPERIENCE	=>	STATE SECRETARY of Social Assistance and Development – as from‘‘ January 2, 2003; PROFESSOR (Licensee) from the Politic Science Department of the State University of Campinas (UNICAMP); EXECUTIVE SECRETARY – Ministry of Education, and President of INEP – National Institute of Educational Studies and Research – 1995 to 2002; NATIONAL COORDINATOR of the "Educação para Todos” (Education for All) program – UNESCO (United Nations Body - 1999 to 2000.

NAME	=>	ALEXANDER BIALER
POSITION	=>	DIRECTOR OF THE ADMINISTRATIVE BOARD
BIRTH DATE	=>	03/18/1947
EDUCATION	=>	Mechanical Engineer – ITA (1970); Post graduation - lato sensu (System Administration) – FGV (1974)
PROFESSIONALEXPERIENCE	=>	NUCLEON ENGENHARIA S/C LTDA – Consultant; GE HYDRO INEPAR S.A. – Chairman of the Board of Directors; GE BRASIL PREVIDÊNCIA – Advisory Board (Current); GE BRASIL (1980-2002) – Strategic Planning Manager (1980-1984); Corporate Marketing Manager (1985-1988); GE Brasil Officer (1989-2002); GEVISA S.A. Chief Executive Officer (2001-2002); AVON (1971 – 1973); MÁQUINAS PIRATININGA (1974); ASEA (1975 – 1980).

NAME	=>	CARLOS ALBERTO PONTELLI
POSITION	=>	OFFICER OF THE AUDIT COMMITTEE
EDUCATION	=>	ACCOUNTING SCIENCES (graduation) – University of the City of São Paulo – UNICID; GOVERNMENT CONTROLLERSHIP (post-graduation) – Pontifícia Universidade Católica (Catholic University) – PUC; INTERNATIONAL TRADE (post-graduation) –Paulista University – UNIP.
PROFESSIONALEXPERIENCE	=>	Accounting Division Technical Officer – Secretariat of Finance of the State of São Paulo; Financial and Economic Analyst (Stock Exchange area) – Banespa S/A Corretora de Valores e Câmbio; Trade Desk Operator (Capital Market) – Banespa Distribuidora de Títulos e Valores; Administrative Assistant – Indústrias Votorantim.

NAME	=>	MARIA DE FATIMA ALVES FERREIRA
POSITION	=>	OFFICER OF THE AUDIT COMMITTEE
BUSINESS ADDRESS	=>	AVENIDA RANGEL PESTANA, 300 - 11º ANDAR TELEPHONE: 3243-3489 mfferreira@fazenda.sp.gov.br
EDUCATION	=>	BUSINESS ADMINISTRATION (graduation) – Universidade São Judas Tadeu – 1981; GOVERNMENT CONTROLLERSHIP (post-graduation) – PUC Pontifícia Universidade Católica de São Paulo – October 1997 to June 1998; PUBLIC ADMINISTRATION (specialization) – JICA Japan International Cooperation Agency – Tokyo – Japan – May to June 1999; GOVERNMENT PLANNING AND MANAGEMENT (specialization) – Escola Fazendária do Estado de São Paulo – August 1999 to October 2000
PROFESSIONALEXPERIENCE	=>	STATE SECRETARIAT OF FINANCE BUSINESSES – 1982 to 2005 – Exator – Public Executive; MACPOR INDÚSTRIA E COMÉRCIO DE PARAFUSOS LTDA – 1981 to 1982.

NAME	=>	FRANCISCO MARTINS ALTENFELDER SILVA
POSITION	=>	OFFICER OF THE AUDIT COMMITTEE
BUSINESS ADDRESS	=>	RUA BELA CINTRA, 847 - 11º ANDAR TELEPHONE 3138-7083 faltenfelder@sp.gov.br
EDUCATION	=>	BUSINESS ADMINISTRATION – Administrative and Economic Sciences School of‘ Mackenzie University – 1974
PROFESSIONALEXPERIENCE	=>	COMPANHIA ENERGÉTICA DE SÃO PAULO–CESP – Control and Programming Division Manager of the Divisional Vice-Presidency of Energy Studies and Development (1977 to 1981); Administrative Coordinator and Economic and Financial Analyst of Planning General Advisory – Body subordinated to Presidency (1975 to 1977) – As from 1975 (current); STATE SECRETARIAT OF ENERGY OF SÃO PAULO - Coordinator of Corporate Management; Executive Coordinator of the Boards of Directors of CESP/CPFL/ELETROPAULO and COMGÁS – As from 1995 (currentl); ABCE-BRAZILIAN ASSOCIATION OF ENERGY UTILITIES - Advisor to Presidency – 1993 to 1995; MINISTRY OF LABOR (FUNDACENTRO – JORGE DUPRAT DE FIGUEIREDO FOUNDATION) – Secretary of Management and Planning; Superintendent; President – 1991 to 1993; SINDICATO DAS INDÚSTRIAS DE ENERGIA DO ESTADO DE SÃO PAULO (TRADE UNION OF ENERGY INDUSTRIES OF THE STATE OF SÃO PAULO) – Consu ltant of Presidency – 1987 to 1991; CESP/CPFL/ELETROPAULO and COMGÁS – General Coordinator of Unified Presidency of the Energy Companies of São Paulo; General Coordinator of 1st International Seminar on Energy Distribution, promoted by ELETROPAULO S/A; Study visits made in energy companies in Italy, France and Spain – 1985 to 1987; Advisor to Unified Presidency of Energy Companies of São Paulo – 1983 to 1985; ELETROPAULO S/A – Advisor to Management Directorate – 1981 o 1983;

NAME	=>	DILMA SELI PENA PEREIRA
POSITION	=>	OFFICER OF THE AUDIT COMMITTEE
EDUCATION	=>	Masters Degree in Public Administration – School of Business Administration of Getúlio Vargas Foundation – 1987; Certificate in Planning of Regional Development – Training Center for the Economic Development – CENDEC/ILPES – 1976; Certificate in Housing Planning – University of Brasília, Architecture Department – 1975; Bachelor’s Degree in Geography – University of Brasília – 1975.
PROFESSIONALEXPERIENCE	=>	Officer – National Agency of Waters – as from April 2002; Superintendent of Water Resources Management – National Agency of Waters – January 2001 to April 2002; Strategic Investments Officer – Secretariat of Planning and Strategic Investments of the Ministry of Planning, Budget and Management – January 1999 to January 2001; Sanitation Officer – Secretariat of Urban Policy of the Ministry of Planning and Budget – 1995 to 1999; Coordinator of the Sanitation Sector Modernization Program MAS-SNS-SEPURB/IPEA – 1992 to 1995; Chief of Sanitation Division – National Department of Planning and Appraisal (DNPA) of the Ministry of Economy and Planning (MEFP) – 1990 to 1992; Executive Secretary – Provisional Directorate of the São Francisco River Watershed Committee, created on June 2001; Representative (substitute) of National Agency of Waters, in the Board of Directors of the National Institute of Water Planning and Research – I-Águas; Manager of “ Avança Brasil” (Brazil Ahead) programs – Clean-up of Watersheds and “Nossos Rios” (Our Rivers) Paraíba do Sul, as from October 2001; Technician of the Ministry of Urban and Environment Development, Coordinator’s Office of Urban Policy and Legislation, MDU/CPLU – 1985; Adjunct Coordinator of the Coordinator’s Office of the National Program of Support to Capital and Medium-Sized Cities – CNDU/MINTER – 1977 to 1981; Technician in Planning and Research, National Committee of Metropolitan Regions and Urban Policy (CNPU), Applied Economics Research Institute (IPEA), of the Secretariat of Planning and Coordination of the Presidency of the Republic, SEPLAN/CNPU – 1977 to 1979.

NAME	=>	JORGE MICHEL LEPELTIER
POSITION	=>	OFFICER OF THE AUDIT COMMITTEE
BUSINESS ADDRESS	=>	RUA PATÁPIO SILVA, 223 – APTO 32 – JARDIM DAS BANDEIRAS TELEPHONE 4482-1385 jorge@solgov.br
EDUCATION	=>	ECONOMICS – Pontifícia Universidade Católica (Catholic University) – PUC – 1972 to 1974; ACCOUNTING SCIENCES – Pontifícia Universidade Católica – PUC – 1968 to 1972
PROFESSIONALEXPERIENCE	=>	CONSULTING SERVICES – as from October 1993 – Independent Consultant– Consultant in Collegiate Bodies; BRASMOTOR – Administrative and Financial Officer and Market Relations Officer – August 1992 to August 1993; Treasurer – May 1978 to August 1982; PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES – May 1968 to April 1978 - Senior Manager (8 years), Management Assistant (1 year), Trainee (6 months); Member of the Board of Directors – TELEBAHIA, TELEMIG, RECRUSUL S/A; Member of the Audit Committee – TELECOMUNICAÇÕES DE MINAS GERAIS S/A, TELECOMUNICAÇÕES DA BAHIA S/A, TELEPAR, TELESC, TELEPAR CELULAR S/A, TELESC CELULAR S/A, CASA ANGLO BRASILEIRA, INDÚSTRIAS DE CHOCOLATE LACTA S/A, TELEBAHIA CELULAR S/A, MOULINEX DO BRASIL S/A, CEMIG, SANEPAR, RENNER HERRMANN S/A, TELEMIG CELULAR S/A, TELECOMUNICAÇÕES DE SÃO PAULO S/A, TELEFÔNICA DATA BRASIL HOLDING S/A , TELE SUDESTE CELULAR PARTICIPAÇÕES S/A, BIOBRÁS S/A, BIOMM S/A, BRASIL TELECOM S/A, ARNO S/A, FUTURA PROPAGANDA S/A, INTER-CONTINENTAL DE CAFÉ S/A, ELETROPAULO METROPOLITANA S/A, DROGASIL S/A, CREMER S/A, POLIALDEN PETROQUÍMICA S/A, POJUCA S/A, LATASA S/A.

NAME‘	=>	GUILHERME LUÍS DA SILVA TAMBELLINI
POSITION	=>	OFFICER OF THE AUDIT COMMITTEE
EDUCATION	=>	Law (Bachelor’s degree) – Law School of the University of São Paulo – Major in Private Law and Civil Procedure – concluded in 1983.
PROFESSIONALEXPERIENCE	=>	JUSTICE COURT OF THE STATE OF SÃO PAULO - (District Circuit/Regional Court of Pinheiros) – clerk (civil and criminal), Chief of Section (family and probate) and clerk "ad hoc" – 1972 to 1985; BANCO ITAÚ S/A – Lawyer – 1985 to 1986; PREFEITO FARIA LIMA FOUNDATION – Center for Studies and Research of Municipal Administration – CEPAM – Legal Assistant – 1986 to 1987; SECRETARIAT OF FINANCE OF THE STATE OF SÃO PAULO (Technical Advisor of the Office of the Secretary and Chief of Coordination and Advisory Service of Inquiries and Administrative Investigations – SECOA – 1987 to 1990; SECRETARIAT OF HOUSING OF THE STATE OF SÃO PAULO – Chief of Secretary’s Office – 1991 and 1992; BANESPA S/A – Serviços Técnicos e Administrativos – Legal Advisor and Chief of Legal Consulting Services – 1993 to 1995; PREFEITO FARIA LIMA FOUNDATION – Center for Studies an d Research of Municipal Administration – CEPAM – Legal Advisor of the Presidency Office – 1996; STATE SECRETARIAT OF METROPOLITAN TRANSPORTS – Technical Advisor of the Secretary’s Office – 1996 to 1999; PREFEITO FARIA LIMA FOUNDATION – Center for Studies and Research of Municipal Administration – CEPAM – Attorney at Law (Chief of Attorney Office) – as from July 1999; Advising, Consulting and e Litigation in its law firm – as from 1993; COUNCIL OF DEFENSE OF CAPITALS OF STATE – CODEC – Director 1987 to 1993; HOUSING AND URBAN DEVELOPMENT COMPANY OF THE STATE FO SÃO PAULO – CDHU – Director of the Board of Directors – 1987 to 1990; URBAN TRANSPORT METROPOLITAN COMPANY OF SÃO PAULO SA – EMTU – Director of the Board of Directors – 1990 and 1991; TECHNOLOGICAL RESEARCH INSTITUTE OF THE STATE OF SÃO PAULO – IPT – Substitute Director of the Audit Committee – 1988 to 1991.

NAME	=>	ARTHUR CORRÊA DE MELLO NETTO
POSITION‘	=>	OFFICER OF THE AUDIT COMMITTEE
BUSINESS ADDRESS	=>	AVENIDA RANGEL PESTANA, 300 - 14º ANDAR TELEPHONE 3243-3497 acmnetto@fazenda.sp.gov.br
EDUCATION	=>	BUDGET PROGRAMMING (post graduation) – Getúlio Vargas Foundation; GOVERNMENT PUBLIC RELATIONS (post graduation) – USP University of São Paulo; ACCOUNTING SCIENCES – University of Marília; ECONOMIC SCIENCES – University of Marília.
PROFESSIONALEXPERIENCE	=>	HOSPITAL ADMINISTRATION SCHOOL – IPH – (Professor) Teaching Certification – Cost Accounting, Hospital Accounting and Financial Administration – as from 1989; UNIVERSITY OF MOGI DAS CRUZES – Teaching Certification – General Accounting – 1993 to 1994; SCHOOL OF ACCOUNTING SCIENCES – Full Professor – Balance Sheet Analysis – 1978 to 1988; FUNDAP – ADMINISTRATIVE DEVELOPMENT FOUNDATION – Consultant; CEPAM PREFEITO FARIA LIMA FOUNDATION – Consultant; DTA – Fortaleza – Consultant and Professor - Public Accounting; FIPE – USP – Consultant – Accounting Competition; SECRETARY OF FINANCE –Macro-Project Manager “Financial Manager” – 2000 to 2003, Modernization Project Manager – 1998 to 2000, Planning Technical Officer – as from 1979, Cost Team Supervisor– 1969 to 1978, Program Budget Analyst – 1973 to 1975, Budge t Program Instructor at Finance School of the State of São Paulo - FAZESP – 1970 to 1973, and, Accountant – 1962 to 1968.

NAME	=>	VANILDO ROLANDO NEUBAUER
POSITION	=>	SUBSTITUTE OFFICER OF THE AUDIT COMMITTEE
BUSINESS ADDRESS	=>	RUA BELA CINTRA, 847 - 10º ANDAR TELEPHONE 3138-7048 vneubauer@sp.gov.br
EDUCATION	=>	LAW – University of Ibirapuera
PROFESSIONALEXPERIENCE	=>‘	CESP CIA ENERGÉTICA DE SÃO PAULO/CTEEP CIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA – as from 1978 – Human Resources Manager, Chief of Personnel Sector, Health Program Manager, Logistics Analyst VIII – Legal Advisor Position – as from 1978; GURGEL S/A MOTORES – Personnel Supervisor - 1975 to 1978; BANCO DAS NAÇÕES – Operations Assistant – 1975; BANCO REAL S/A – Attorney - 1971 to 1974.

NAME	=>	SANDRA MARIA GIANNELLA
POSITION	=>	SUBSTITUTE OFFICER OF THE AUDIT COMMITTEE
BUSINESS ADDRESS	=>	RUA IGUATEMI, 107/119 - 12º ANDAR TELEPHONE 3168-5544 extension 221 sgiannl@planejamento.sp.gov.br
EDUCATION	=>	ECONOMICS – FAAP - Armando Álvares Penteado Foundation – 1975 to 1978; BUSINESS ADMINISTRATION –Mackenzie University – University Continuing Education – 1979 to 1980; FINANCIAL ADMINISTRATION – Business Administration School of Getúlio Vargas Foundation - 1980
PROFESSIONALEXPERIENCE	=>	SECRETARY OF ECONOMICS AND PLANNING OF THE STATE OF SÃO PAULO – as from 1979 – CIEF Coordinator’s Office of Investments, Companies and Foundation – Coordinator – April 1992 to December 1993, and as from January 1999; Technical Officer – as from 1989; Technical Analyst – as from 1979; FAAP ECONOMY SCHOOL – Teaching Assistant of Introduction to Economy and General Statistics courses – 1976 to 1978; Supervisor of internships of Economics students – 1983 to 1984; SECRETARIAT OF FINANCE OF THE STATE OF SÃO PAULO – Research Assistant in Advisory of Economic Policy (APE) – 1978 to 1979; Intern in the Coordination of Decentralized Entities (CED) – 1976 to 1977; BANCO MERCANTIL DE SÃO PAULO – Clerk – 1975 to 1976

NAME	=>	FLAVIO STAMM
POSITION	=>	SUBSTITUTE OFFICER OF THE AUDIT COMMITTEE
BUSINESS ADDRESS	=>	RUA PATÁPIO SILVA, 223 – APTO 32 – JARDIM DAS BANDEIRAS TELEPHONE 3812-0297 flavio@solgov.com.br
EDUCATION	=>	BUSINESS ADMINISTRATION – University of São Marcos – 1981 to 1984
PROFESSIONALEXPERIENCE	=>	BUSINESS CONSULTING SERVICES – as from November 1992; BRASMOTOR S/A - Financial and Administrative Consultant – 1992 to 1995; Financial and Administrative Manager – 1988 to 1992; Administrative Advisor – 1981 to 1988

03.01 – EVENTS RELATING TO DISTRIBUTION OF CAPITAL

1 – BASE EVENT AGO	2 – DATE OF EVENT 04/29/2005	3 – INDIVIDUALS AND CORPORATE PERSONS 3,182	4 – INSTITUTIONAL INVESTOR 0	5 – SHAREHOLDER AGREEMENT NO	6 –PREF. SHARES WITH VOTING RIGHTS NO
7 – PREFERENCE SHARES WITH VOTING RIGHTS
8 – DATE OF LAST SHAREHOLDER AGREEMENT
SHARE FLOAT		PREFERENCES		COMMON STOCK
COMMON STOCK 9-QUANTITY (Unit) 14,166,065,940	10 - Percentage 49.70	11-QUANTITY (Unit) 0	12 - Percentage 0,00	13-QUANTITY (Unit) 14,166,065,940	14 - Percentage 49.70

03.02 – POSITION HELD BY SHAREHOLDERS WITH OVER 5% OF VOTING SHARES

1 – ITEM	2 – NAME/BUSINESS NAME				3 – CPF/CNPJ		4 – NATIONALITY	5- STATE
6 – COMMON SHARES (Thousand)	7 – %	8 –PREFERENCE SHARES (Thousand)	9 –%	10 – TOTAL SHARES (Thousand)	11 –%	12 – COMP.SHARE CAPITAL	13– HOLDING IN SHAREHOLDER AGREEMENT	14 –CONTROLLING GROUP

01	STATE DEPARTMENT OF FINANCE				46.377.222/0001-29			SP
14,313,512	50.26	0	0,00	14,313,512	50.26	05/19/2005		YES

97	SHARES IN TREASURY
0	0	0	0,00	0	0

98	OTHERS
14,166,065	49.74	0	0,00	14,166,065	49.74

99	TOTAL
28,479,577	100.00	0	0.00	28,479,577	100.00

03.03 – DISTRIBUTION OF SHARE CAPITAL OF CONTROLLING GROUP – INCLUDING INDIVIDUAL LEVEL

1 – ITEM 01	2 – CONTROLLING GROUP/INVESTOR SECRETARIA DE ESTADO NEGÓCIOS DA FAZENDA	3 – DATE OF COMP. SHARE CAPITAL 05/19/2005

1 –ITEM	2 – NAME/BUSINESS NAME				3 – CPF/CNPJ		4 – NATIONALITY	5- STATE
6 – COMMON SHARES (Units)	7 – %	8 –PREFERENCE SHARES (Units)	9 –%	10 –TOTAL SHARES (Units)	11 –%	12 – COMP.SHARE CAPITAL

04.01 – COMPOSITION OF SHARE CAPITAL

1 – Date last alteration: 12/15/2000

2 –ITEM	3 – TYPE OD SHARE	4 – REGISTERED OR BEARER	5 – PAR VALUE (Reais)	6 – QUANTITY OF SHARES (Thousand)	7 –SUBSCRIBED (Thousand Reais)	8 –PAID-UP (Thousand Reais)
01	COMMON	BEARED		28,479,577	3,403,688	3,403,688
02	PREFERENCE			0	0	0
03	CLASS A PREFERENCE			0	0	0
04	CLASS B PREFERENCE			0	0	0
05	CLASS C PREFERENCE			0	0	0
06	CLASS D PREFERENCE			0	0	0
07	CLASS E PREFERENCE			0	0	0
08	CLASS F PREFERENCE			0	0	0
09	CLASS G PREFERENCE			0	0	0
10	CLASS H PREFERENCE			0	0	0
11	OTHER PREFERENCE‘STOCK			0	0	0
99	Totals			28,479,577	3,403,688	3,403,688

04.04 – AUTHORIZED SHARE CAPITAL

1 – QUANTITY (Thousand)	2 – VALUE (Thousand Reais)	3 – DATE AUTHORIZED
40,000,000	4,100,000	11/06/1997

04.05 – COMPOSITION AUTHORIZED CAPITAL

1 – ITEM	2 – TYPE	3 – CLASS	4 – AUTHORIZED SHARES TO BE ISSUED
01	COMMON		40,000,000

06.01 – PROFITS DISTRIBUTED IN THE LAST THREE YEARS

1 - ITEM	2 – PROFIT	3 –APPROVAL DISTRIBUTION EVENT	4 – DATE DISTRIBUTION APPROVAL	5 – END OF FISCAL YEAR	6–NET INCOME OR LOSS IN PERIOD (Thousand Reais)	7 – PROFIT PER SHARE	8 – TYPE OF SHARE	9 – SHARE CLASS	10 – PROFIT (Thousand Reais)	11- DATES OF BEGINNING PAYMENT
01	INTEREST ON OWN CAPITAL	BOARDMEETING	04/29/2002	12/31/2002	-650,516	0.0038000000	COMMON		108,222	06/24/2003
02	INTEREST ON OWN CAPITAL	BOARDMEETING	04/24/2003	12/31/2003	833,320	0.0014100000	COMMON		40,157	06/29/2004
03	INTEREST ON OWN CAPITAL	BOARDMEETING	05/29/2003	12/31/2003	833,320	0.0041500000	COMMON		118,190	06/29/2004
04	INTEREST ON OWN CAPITAL	BOARDMEETING	11/20/2003	12/31/2003	833,320	0.0054400000	COMMON		154,929	06/29/2004
05	INTEREST ON OWN CAPITAL	BOARDMEETING	01/08/2004	12/31/2003	833,320	0.0067000000	COMMON		190,813	06/29/2004
06	INTEREST ON OWN CAPITAL	BOARDMEETING	02/26/2004	12/31/2004	513,028	0.0013800000	COMMON		39,302	06/29/2005
07	INTEREST ON OWN CAPITAL	BOARDMEETING	12/16/2004	12/31/2004	513,028	0.0030000000	COMMON		85,439	06/29/2005
08	INTEREST ON OWN CAPITAL	BOARDMEETING	01/13/2005	12/31/2004	513,028	0.0009900000	COMMON		28,195	06/29/2005
09	INTEREST ON OWN CAPITAL	BOARDMEETING	04/28/2005	12/31/2005	151,370	0.0013413120	COMMON		38,200
10	INTEREST ON OWN CAPITAL	BOARDMEETING	06/23/2005	12/31/2005	335,741	0.0023500000	COMMON		66,800

06.03 – SHARE CAPITAL BYLAW PROVISIONS

1 –ITEM	2 – TYPE OF SHARE	3 – SHARE CLASS	4 –% OF SHARE ‘ CAPITAL	5 –CONVERTIBLE	6 – CONVERT	7 – VOTING RIGH	8 – TAG ALONG%	9 – PRIORITY REIMBURSEMENT OF CAPITAL	17 - OBSERVATION
10 – PREMIUM	11 – TYPE OF DIVIDEND	12 – % DIVEDEND	13 –R$/SHARE	14–CUMALATIVE	15 –PRIORITY	16 – CALCULATED ON

01	COMMON	100.00	NO	FULL	100.00	NO
NO	MINIMUM	25.00	0.00000	NO	NO	ADJUSTED NET INCOM

06.04 – BYLAW CHANGE

1 – DATE OF BYLAW CHANGE	2 – OBLIGATORY DIVIDEND (% OF INCOME)
04/29/2005	25.00

07.01 – MANAGEMENT REMUNERATION AND SHARE PROFIT

1 - MANAGEMENT SHARE PROFIT	2 - GLOBAL REMUNERATION OF MANAGEMENT (Thousand Reais)	3 - PERIODICITY
NO	1,527	Monthly

07.02 – HOLDINGS AND CONTRIBUTIONS IN THE LAST THREE YEARS

1- FINAL DATE OF LAST FISCAL YEAR: 12/31/2004

2- FINAL DATE OF LAST BUT ONE FISCAL YEAR: 12/31/2003

3- FINAL DATE OF LAST BUT TWO FISCAL YEAR: 12/31/2002

4 –ITEM	5– DESCRIPTION OF HOLDINGS AND CONTRIBUTIONS	6 – VALUE OF LAST FISCAL YEAR (Thousand Reais)	7 –; VALUE OF LAST BUT‘ONE FISCAL YEAR‘(Thousand Reais)	8 – VALUE OF LAST BUT TWO FISCAL YEAR (Thousand Reais)
01	HOLDINGS-DEBENTURE HOLDERS	0	0	0
02	HOLDINGS-EMPLOYEES	42,758	43,506	37,546
03	HOLDING-MANAGEMENT	440	83	35
04	HOLDING-BENEFICIARIES	0	0	0
05	CONTRIBUTIONS-SOCIAL ASSISTANCE FUND	0	0	0
06	CONTRIBUTIONS-PENSION FUND	13,270	11,030	11,030
07	OTHER CONTRIBUTION	0	0	0
08	NET INCOME FISCAL YEAR	513,028	833,320	0
09	NET LOSS FISCAL YEAR	0	0	650,516

08.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – ITEM	01
2 – ORDER NUMBER	4
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2001-022
4 – DATE OF REGISTRATION WITH CVM	06/04/2001
5 – ISSUED SERIES	UN
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	04/01/2001
9 – DUE DATE	12/15/2006
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI + 1.2%
12 – PREMIUN/DISCOUNT
13 –NOMINAL VALUE (Reais)	5,189.88
14 – AMOUNT ISSUED (Thousand of Reais)	155,696
15 – DEBENTURES ISSUED (UNIT)	30,000
16 – OUTSTANDING SECURITIES (UNIT)	30,000
17 – TREASURY DEBENTURES (UNIT)	0
18 – SURRENDERED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO PLACE (UNIT)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/15/2005

08.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – ITEM	02
2 – ORDER NUMBER	5
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002-013
4 – DATE OF REGISTRATION WITH CVM	05/14/2002
5 – ISSUED SERIES	1
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	04/01/2002
9 – DUE DATE	03/01/2007
10 –TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI + 1.10%
12 – PREMIUN/DISCOUNT
13 – NOMINAL VALUE (Reais)	6,855,93
14 – AMOUNT ISSUED (Thousand of Reais)	215,084
15 – DEBENTURES ISSUED (UNIT)	31,372
16 – OUTSTANDING SECURITIES (UNIT)	31,372
17 – TREASURY DEBENTURES (UNIT)	0
18 – SURRENDERED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO PLACE (UNIT)	0
21 – DATE OF LAST NEGOTIATION	04/01/2005
22 – DATE OF NEXT EVENT	10/01/2005

08.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – ITEM	03
2 –ORDER NUMBER	5
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002-014
4 – DATE OF REGISTRATION WITH CVM	05/14/2002
5 – ISSUED SERIES	2
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	04/01/2002
9 – DUE DATE	03/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 10.65%
12 – PREMIUN/DISCOUNT	‘
13 – NOMINAL VALUE (Reais)	10,695.43
14 – AMOUNT ISSUED (Thousand of Reais)	92,280
15 – DEBENTURES ISSUED (UNIT)	8,628
16 – OUTSTANDING SECURITIES (UNIT)	8,628
17 – TREASURY DEBENTURES (UNIT)	0
18 – SURRENDERED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO PLACE (UNIT)	0
21 – DATE OF LAST NEGOTIATION	04/01/2005
22 – DATE OF NEXT EVENT	04/01/2006

08.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – ITEM	04
2 – ORDER NUMBER	6
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/031
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 – ISSUED SERIES	1
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	09/01/2004
9 – DUE DATE	09/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	DI + 1.75%
12 – PREMIUN/DISCOUNT
13 – NOMINAL VALUE (Reais)	1,099.09
14 – AMOUNT ISSUED (Thousand of Reais)	254,783
15 – DEBENTURES ISSUED (UNIT)	231,813
16 – OUTSTANDING SECURITIES (UNIT)	231,813
17 – TREASURY DEBENTURES (UNIT)	0
18 – SURRENDERED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO PLACE (UNIT)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2005

08.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – ITEM	05
2 –ORDER NUMBER	6
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/032
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 – ISSUED SERIES	2
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	09/01/2004
9 – DUE DATE	09/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 11.00%
12 – PREMIUN/DISCOUNT
13 – NOMINAL VALUE (Reais)	1,149.56
14 – AMOUNT ISSUED (Thousand of Reais)	216,424
15 – DEBENTURES ISSUED (UNIT)	188,267
16 – OUTSTANDING SECURITIES (UNIT)	188,267
17 – TREASURY DEBENTURES (UNIT)	0
18 – SURRENDERED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO PLACE (UNIT)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2005

08.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – ITEM	06
2 – ORDER NUMBER	6
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/033
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 – ISSUED SERIES	3
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	09/01/2004
9 – DUE DATE	09/01/2010
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 11.00%
12 – PREMIUN/DISCOUNT	‘
13 – NOMINAL VALUE (Reais)	1,149.56
14 – AMOUNT ISSUED (Thousand of Reais)	206,828
15 – DEBENTURES ISSUED (UNIT)	179,920
16 – OUTSTANDING SECURITIES (UNIT)	179,920
17 – TREASURY DEBENTURES (UNIT)	0
18 – SURRENDERED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO PLACE (UNIT)	0
21 – DATE OF LAST NEGOTIATION	‘
22 – DATE OF NEXT EVENT	09/01/2005

08.01 –CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – ITEM	07
2 – ORDER NUMBER	7
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/006
4 – DATE OF REGISTRATION WITH CVM	03/10/2005
5 – ISSUED SERIES	1
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	03/01/2005
9 – DUE DATE	03/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	DI + 1.5%
12 – PREMIUN/DISCOUNT
13 – NOMINAL VALUE (Reais)	1,097.78
14 – AMOUNT ISSUED (Thousand of Reais)	219,556
15 – DEBENTURES ISSUED (UNIT)	200,000
16 – OUTSTANDING SECURITIES (UNIT)	200,000
17 – TREASURY DEBENTURES (UNIT)	0
18 – SURRENDERED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO PLACE (UNIT)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2005

08.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – ITEM	08
2 – ORDER NUMBER	7
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/007
4 – DATE OF REGISTRATION WITH CVM	03/10/2005
5 – ISSUED SERIES	2
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	03/01/2005
9 – DUE DATE	03/01/2010
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 10.8%
12 – PREMIUN/DISCOUNT
13 – NOMINAL VALUE (Reais)	1,055.90
14 – AMOUNT ISSUED (Thousand of Reais)	105,590
15 – DEBENTURES ISSUED (UNIT)	100,000
16 – OUTSTANDING SECURITIES (UNIT)	100,000
17 – TREASURY DEBENTURES (UNIT)	0
18 – SURRENDERED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO PLACE (UNIT)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	03/01/2006

08.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – ITEM	09
2 – ORDER NUMBER	8
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/032
4 – DATE OF REGISTRATION WITH CVM	06/22/2005
5 – ISSUED SERIES	1
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	06/01/2005
9 – DUE DATE	06/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	DI + 1.5%
12 – PREMIUN/DISCOUNT
13 – NOMINAL VALUE (Reais)	1,046.64
14 – AMOUNT ISSUED (Thousand of Reais)	366,324
15 – DEBENTURES ISSUED (UNIT)	350,000
16 – OUTSTANDING SECURITIES (UNIT)	350,000
17 – TREASURY DEBENTURES (UNIT)	0
18 – SURRENDERED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO PLACE (UNIT)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	12/01/2005

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
IAN – ANNUAL INFORMATION	Base date - 12/31/2004

New filling spontaneous

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY’S NAME	3 –CNPJ
01444-3	CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

08.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – ITEM	10
2 – ORDER NUMBER	8
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/033
4 – DATE OF REGISTRATION WITH CVM	06/22/2005
5 – ISSUED SERIES	2
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	06/01/2005
9 – DUE DATE	06/01/2011
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGPM + 10.75%
12 – PREMIUN/DISCOUNT
13 – NOMINAL VALUE (Reais)	1,013.82
14 – AMOUNT ISSUED (Thousand of Reais)	354,837
15 – DEBENTURES ISSUED (UNIT)	350,000
16 – OUTSTANDING SECURITIES (UNIT)	350,000
17 – TREASURY DEBENTURES (UNIT)	0
18 – SURRENDERED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO PLACE (UNIT)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	06/01/2006

09.01 – BRIEF COMPANY HISTORY

Background

Until the end of the 19th century, water and sewerage services in the State of São Paulo had been generally delivered by private utilities. In 1875, the Government of the Province of São Paulo awarded water services to private companies, and later, in 1877, granted the concession of sewerage services in the city of São Paulo. In 1893, the Government of the Province of São Paulo resumed the responsibility for the delivery of water and sewerage services provided by Companhia Cantareira de Água e Esgotos, and established RAE. Ever since, water and sewerage services in the Municipality of São Paulo have been solely managed by the Government of the State of São Paulo. Historically, water and sewerage services in most of the municipalities of the State have been directly managed by the relevant municipal government through municipal water and sewerage departments or autonomous companies.

In 1954, in response to the significant population growth in São Paulo Metropolitan Region, the Government of the State of São Paulo created DAE, an autonomous state entity. DAE delivered water and sewerage services to several municipalities of São Paulo Metropolitan Region.

A significant restructuring of such utilities in the State of São Paulo took place in 1968 upon the creation of COMASP, the objective of which was supplying bulk drinking water for public consumption in municipalities of São Paulo Metropolitan Region. At that time, all related assets formerly owned by DAE were then assigned to SAEC, an autonomous state entity. In 1970, the Government of the State of São Paulo created SANESP to provide sanitation services to São Paulo Metropolitan Region. All related assets owned by DAE were assigned to SANESP.

In 1973, COMASP, SAEC, and SANESP merged to constitute this Company, with the objective of implementing the Federal Government's guidelines set out in PLANASA. PLANASA was a program supported by the Federal Government, designed to apply FGTS funds to finance capital investments and promote the development of state water and sewerage utilities. Since its beginning, other public companies or entities controlled by the State of São Paulo, engaged in water supply, sewage collection and treatment in the State have been incorporated to SABESP.

The Company faced serious operational and financial problems all over the 1980s, which peaked in 1994, partly caused by macroeconomic conditions in Brazil in the hyperinflation period that preceded the implantation of the Real Plan, and partly caused by policies established by the Government of the State of São Paulo, which considered the Company as a state company, the financial performance of which was a minor concern. Thereby, the Company's tariff structure over that period was not able to generate sufficient revenue to deliver adequate services to consumers or meet its own needs of liquidity and capital fund for its operations.

As a result, the Company faced several operational and financial problems leading to constraints in the delivery of basic water and sewerage services to consumers. In 1994, the Company recorded a net loss of R$ 223.1 million, and hardly could fulfill its financial obligations.

Regarding the operational aspects, the Company's supply capacity was restricted. By the end of 1994, over 5 million people in the State of São Paulo were subject to alternate water supply. As the Company lacked funds to make the adequate maintenance of its systems, there were frequent ruptures in the water network of the sewerage collection and distribution systems, which intensified the water shortages. The general service deterioration, in turn, impaired the relationship with municipalities served by the Company.

In 1995, the Company, jointly with the Government of the State of São Paulo, started a restructuring program to improve the operational and financial conditions of the Company's activities, including an Organizational Restructuring, the implementation of initial stages of its strategies, and the development of a new focus on results.

In 1997, the Company restructured its tariffs to adjust the price of minimum water consumption; later, in 1997, 1998, and 1999, it adjusted all of its tariffs to all customers. Such tariff adjustments and productivity gains were the major causes of increased net operating income in those years. Moreover, the Company reduced the number of employees from 21,141 in December 31, 1994, to 17,735 in December 31, 2004.

SABESP has made investments to improve, expand, and protect its water and sewerage systems. Such investments have allowed the Company to eliminate the water supply alternation in São Paulo Metropolitan Region, and install additional water and sewerage connections to meet the increasing service demand all over its operation area, in particular the city of São Paulo. The Company understands that the measures referred to above and its overall strategy have led so far to its operational recovery and improved financial performance.

On April 24, 2002, SABESP adhered to BOVESPA’s New Market rules, a segment of the spot securities market focused on the negotiation of stock of companies meeting corporative governance and information quality levels that are higher that those provided in the applicable law and regulations. Such adhesion implies the Company's commitment to a set of corporate rules generically known as "good practices of corporative governance."

In May of the same year, following extensive efforts made jointly with the Attorney-General, and the Secretariats of Finance, Energy and Water Resources of the State, the Company was granted its registration with SEC - Securities and Exchange Commission (Comissão de Valores Mobiliários –CVM).

The major shareholder, through the State Secretariat of Finance, made a diluted sale of 4.78 billion of its Company's shares in both the national and international market. On May 10, 2002, the Company's shares started to be listed in the New York Stock Exchange in the form of ADRs –American Depository Receipts Level III, thus allowing their negotiation in the international market.

On June 2, 2003, SABESP filed its first Form-20 Report, in compliance with regulations established by SEC - Securities and Exchange Commission, as SABESP shares are listed in NYSE. That report was accompanied of certifications by the President and the Economic-Financial Director, as required by Sarbanes-Oxley law of 2002.

Today, the Company is engaged in the direct supply of sanitation services to the population of 368 of the 645 São Paulo municipalities, in addition to the sale of treated water and provision of sewage treatment to 6 municipalities located in São Paulo Metropolitan Region, and serves directly 22.3 million people, plus a further 3.1 million people supplied with bulk water, amounting to a total of approximately 25.3 million people relying on a water distribution system that is approximately 58,100-km long and includes distribution and pipeline networks, in addition to a sewerage system that is approximately 36,500-km long and includes interceptors, trunk collectors, and outfalls.

Concession agreements cover the execution and exploration of sanitation services, and give the Company the exclusive right to implant, install, expand, manage and explore water supply and sewage collection and final disposal services in concession all areas.

In nearly all 368 municipalities, the Company operates under concession agreements, most of which have a 30-year term, whereas 17 of which are scheduled to expire in 2005 and the remainder between 2006 and 2034. Concessions may be automatically extended for periods similar to the original term, unless the municipality or the Company shall exercise the right to terminate the concession upon notice to the other party at least six months before the concession expiry.

Aiming to expand its operation base, in March 2004 SABESP took over the operation of water supply and sewage collection services in the municipality of Itapira, under a concession granted for a period of 30 years.

In 2003-2004, precipitation levels below the average led to insufficient water collection in reservoirs, especially in Cantareira System, the largest system in São Paulo Metropolitan Region. Because of that water shortage, SABESP implemented an incentive water consumption reduction program aimed to stimulate São Paulo Metropolitan Region's population to reduce water consumption. By an extensive media campaign, a large number of consumers joined the program, and the Company tackled successfully the water shortage problem and prevented some nine million inhabitants from water rationing.

In 10% (44 municipalities) of all served municipalities, concessions are granted for indeterminate periods, while 3.6% (9 municipalities) are operated without any concession agreements. Municipalities directly operated by SABESP account for 95.5% of the Company's revenue.

Bulk drinking water supply agreements account for 4.5% of the Company's total revenue, and have a 3-year term extendable for a similar period.

09.02 – CHARACTERISTIC OF THE OPERATION SECTOR

Introduction

SABESP operates water and sewerage systems in 368 municipalities, including the recently-added municipalities of São Bernardo do Campo and Itapira, which joined the operating base in early 2004, of the total 645 municipalities of the State of São Paulo, including the municipality of São Paulo. In 2004, SABESP distributed water to approximately 22.3 million people, equivalent to some 60% of the urban population of the State of São Paulo, through approximately 58,100 km of water distribution networks and pipelines, and over 6.4 million water connections. SABESP delivers sewerage services to some 18.2 million people, or 78% of our water consumers, through approximately 36.400 km of collecting lines, trunk collectors, and outfalls, and some 4.7 million sewerage connections. SABESP also supplies bulk water to 6 municipalities in São Paulo Metropolitan Region for a population of approximately 3.1 million inhabitants.

Basic sanitation activities comprise drinking water production, conveyance, storage, and distribution, and sewage collection, treatment, and final disposal. Such activities are considered public services within the common competence of the Federal, State, and Municipal Governments, being therefore subject to the public law.

In Brazil, basic sanitation services are provided by a wide range of utilities, most of which are state-owned utilities controlled by the States or Municipalities, under public concession regime.

Basic sanitation services are directly related to public health and environmental issues. The increased capacity of drinking water supply to the population, and the increased volumes of collected and treated sewage affect public health indicators, such as child mortality and contagious disease control. Maintaining the drinking water production levels required to meet the population's needs will directly depend on the rational use of water resources. Finally, sewage collection, treatment, and final disposal aim to reduce or eliminate the quantity of pollutants and contaminants in the environment, a concept that is today defined by the term "environmental sanitation."

Because of the high public interest in the performance of basic sanitation activities, such activities are subject to extensive federal, state, and municipal legislation and regulation.

Legal Status of Basic Sanitation

Overview

According to the Federal Constitution, it is the Federal, State, and Municipal Governments’ responsibility to jointly improve the basic sanitation conditions, as well as legislate concurrently on the preservation of natural resources, environmental protection, and pollution control.

Article 175 of the Federal Constitution assigns the government the delivery of public services, including basic sanitation services, either directly or under concession or permission regime always through competitive bidding.

Basic sanitation service concessions are formalized by concession agreements between the State or Municipal Government, as the case may be, and a concessionaire which is assigned the delivery of services to a particular municipality or region.

As provided in the Federal Constitution, by Complementary Law, the States may establish metropolitan regions in their respective territories, constituted of a group of bordering municipalities,

with the objective of integrating the organization, planning, and performance of public functions of common interest.

In Brazil, presently, there is no general law regulating or giving basic guidelines for basic sanitation services. Several bills have been submitted to the Congress, but no final decision has been made so far.

Specifically with respect to the State of São Paulo, the State Constitution establishes that the State will ensure the conditions for correct operation, necessary expansion, and efficient management of basic sanitation provided by a concessionaire under its shareholding control, recognizes SABESP as the provider of such basic sanitation services in the municipalities where it already operates, and determines that such municipalities, in their capacity of grantors of such services, are allowed to establish their own entities to deliver basic sanitation services within their respective territory, and should compensate SABESP in not more than 25 years. The Government of the State of São Paulo was granted a preliminary injunction against a Direct Unconstitutionality Action questioning the constitutionality of that compensation deadline provided in article 293 of the State Constitution.

Use of Water Resources

Regarding the water resource policy, the Federal Law no. 9,984, of July 17, 2000, created ANA with the objective of implementing the National Water Resource Policy, which is an integral part of the National Water Resource Management System provided in the Federal Law no. 9,433, of January 8, 1997. According to the bill on the Sanitation Sector, ANA is expected to be additionally assigned the national coordination of the basic sanitation sector regulation.

At state level, Law no. 7,663, of September 30, 1991, as regulated by the State Decree no. 41,258, of October 31, 1996, sets out the basic principles governing the development and use of water resources in the State of São Paulo, in compliance with the State's Constitution. Such principles include: (i) rational water resources use, giving priority to services delivered to the population; (ii) optimization of economic and social benefits from water resources use; (iii) protection of water resources against actions that would adversely affect its current and future use; (iv) protection against critical hydrographic events likely to bring risk to the population's health and safety or economic and social damages; (v) development of river transportation for economic benefits; (vi) development of permanent programs for preservation and protection of groundwater sources against pollution and excessive exploration; and (vii) prevention of soil erosion in urban and rural areas, with the objective of protecting against physical pollution and water resource sanding up.

Pursuant to the State Law no. 7,663/1991, the implementation of any Project involving surface water or groundwater use will require prior authorization or license from the appropriate governmental authority, provided, however, that the use of water resources, either for water collection or discharge of effluents, shall be charged. Water resources use charge is under discussion in the Legislative Assembly of the State of São Paulo. Thereby, SABESP has carried out studies to evaluate the eventual impacts likely to be caused to its activities by water charge, but it is not able yet to estimate the extent of such impacts, if any.

DAEE's objectives include, without limitation: (i) establishing a new water resources use policy focused on the development of the water business in the State; and (ii) developing, either directly or under agreement with third parties, plans, studies, and projects related to the integral use of water resources.

Decree no. 41,258, of October 31, 1996, regulates the award of water resources use rights, and infractions and penalties related to that use. In light of existing legal attributions and impositions, DAEE Chief Executive Officer, by Order no. 717, of December 12, 1996, approved the rules and set out the procedures to be followed to allow any user to request the award of surface water or groundwater resource use.

Water Quality

Decree no. 518, of 03.25.2004, issued by the Ministry of Health of the Federal Government, provides for water potability standards for human consumption in Brazil, which are equivalent to international standards adopted by developed countries. The Secretariat of Health of the State of São Paulo has also established minimum water potability standards for human consumption, which are however more restrictive than the national standards referred to above.

Sewage Collection and Treatment

The State Law no. 997, of May 31, 1976, regulates the prevention and control of environmental pollution, and generally forbids pollutant emission in water, air, and soil in the State of São Paulo. In areas provided with public sewerage system, effluents from polluting sources should be discharged in that system, and the relevant polluting source shall make its necessary connection to the sewerage system. The law provides for minimum characteristics to enable such effluents to be treated by SABESP sewage treatment plants. Industries failing to meet the established standards should make a pretreatment of industrial waste to allow such parameters as pH, temperature, sedimentary material, and metals to be met.

The state law assigns CETESB competence to monitor the discharge of pollutants in public waters, and enforce the law requirements, in addition to the power of authorizing those companies unable to connect themselves to the public sewage system to discharge their pollutants in receiving waters on a temporary basis.

Disposal of mud from STPs should also meet the state law requirements. CETESB also regulates the discharge of effluents in water bodies in conformity with the state law, and approves SABESP sewage treatment plants.

The state law also provides the bases for tariffs to be charged to effluents discharged in water resources of the State of São Paulo. Although neither the State of São Paulo nor its agencies are currently charging such discharges, we cannot assure that such tariffs will not be imposed in the future.

SABESP Legal Status

In its capacity of mixed company engaged in the delivery of basic public services, SABESP was legally established by the Government of the State of São Paulo by State Law no. 119/1973, as amended by State Law no. 8,523, of December 29, 1993, with the objective of planning, implanting, and operating public sanitation services all over the territory of the State of São Paulo, taking into consideration the municipalities' autonomy. At its incorporation, DAEE paid up SABESP shares, and later fully assigned its interest to the Treasury of the State of São Paulo.

In its capacity of mixed company incorporated in the form of a joint stock company, SABESP is governed by the provisions of the Corporation Law. Law no. 10,303, of October 31, 2001, which amended the Corporation Law, revoked article 242 of that law, which excluded mixed companies from bankruptcy. Thereby, SABESP is currently subject to bankruptcy, after the revocation of the provision that gave the Government of the State of São Paulo, in its capacity of major shareholder, the collateral liability for the Company's debts.

Under the State Law no. 119/1973, SABESP reports to the Secretariat of Public Services and Works (now Secretariat of Energy and Water Resources) of the State of São Paulo, was established for an indeterminate term, and is allowed to open branches, subsidiaries, agencies, and offices anywhere in the State. The Government of the State of São Paulo shall hold a direct or indirect interest equivalent to no less than 50%+1 ordinary shares of SABESP.

In its capacity of mixed company, SABESP is subject to the Procurement Law that regulates the public procurement of contracts of services and works for SABESP.

At State level, SABESP shall comply with the State Law no. 7,835, of May 8, 1992, which complements the provisions of the Concession Law, and the State Law no. 6,544, of November 22, 1989, which provides for the legal procedures of procurements and contracts of works, services, purchases, sales, and concessions by entities under the direct or indirect State Administration.

The Concession Law establishes that awarding a concession for provision of public services or use of public assets is preceded by a competitive bidding process. In general, concessions awarded after the promulgation of the Federal Constitution without a prior competitive bidding have been terminated. Article 24 of Procurement Law establishes, however, the exemption of competitive bidding for services, among others, to be provided by any agencies or entities that are part of the public administration and have been created for that specific purpose prior to the effective date of the law, provided that the contract price is consistent with the market prices. Based on that provision and the Opinion no. 004/98 of the Attorney-General of the State, dated of February 2, 1998, and widely accepted doctrine and jurisprudence, the Conceding Entities have assigned SABESP concessions exempt from competitive bidding. No SABESP concessions have been cancelled or revoked after the promulgation of the Federal Constitution or the Concession Law. The requirements of the Concession Law and the State Concession Law shall, however, govern the award of new concessions to SABESP.

Finally, even though SABESP has not formalized so far any concession agreements, it provides water supply and distribution and sewage collection services to the Municipalities of São Paulo and Santos. SABESP understands that it is the legitimate holder of the right of providing such services, as the Federal Constitution provides that public services of common interest of metropolitan areas, such as São Paulo Metropolitan Region, are under the sphere of competence of the State of São Paulo. Further, in its capacity of successor of several state companies and agencies engaged in the provision of basic sanitation services since the 19th century, it believes to hold the ownership and the right to operate the whole water and sewerage systems serving the City of São Paulo.

Should any municipality supplied by SABESP choose to take over the control of water and sewerage services, it should make a competitive bidding to award the concession to potential concessionaires, or enter directly into agreements with public utilities. The Constitution of the State of São Paulo anticipates that, if SABESP shall cease to be a concessionaire in any municipality, the relevant municipality shall compensate SABESP for the unpaid economic value of its investments.

Tariff Regulation

On December 16, 1996, the Governor of the State of São Paulo issued the Decree no. 41,446 to regulate the tariff system, and allowed SABESP to continue to set its own tariffs on the basis of (i) use category, (ii) water meter capacity, (iii) consumption characteristics, (iv) consumed volume, (v) fixed and variable costs, (vi) seasonal consumption variations, and (vii) social and economic conditions of residential consumers. At setting its tariffs, SABESP may also want to consider the costs associated with water resources exploration, depreciation, provision for doubtful debts, expense paying off, and adequate investment remuneration. Changes of tariffs should be published in the Official Gazette of the State of São Paulo.

Since August 29, 2003, IRT - Tariff Adjustment Index of SABESP has been calculated by a formula where basic sanitation costs and expenses are grouped into two portions (“A” & “B”) to reflect more appropriately its development. “Portion A” includes expenses related: to power supply; treatment material; federal, state, and municipal taxes and duties – including CPMF and COFINS/PASEP; and financial compensation charges from water resources exploration for public supply. Its update is determined by the annual variation of this group of expenses over the 12 months before the application of the adjustment. “Portion B” includes all other costs, and is updated by the application of the Comprehensive Consumer Price Index (IPCA – ¥ndice de Preços ao Consumidor Amplo) published by the Brazilian Geography and Statistics Institute (IBGE – Instituto Brasileiro de Geografia e Estatística).

By applying the formula to calculate the Tariff Adjustment Index (IRT – ¥ndice de Reajuste Tarifário) implemented in 2003, SABESP adjusted the water supply and sewage collection tariffs on August 29, 2004, by 6.78% applied linearly to all consumption classes and ranges.

In April 2004, studies for SABESP’s tariff restructuring started, which comprises the study of the Company's costs reflecting its economic efficiency and long-term self-financing, and including the payment capacity of low-income families. A Marketing Plan for customer and market segmentation will also be designed to consider their specificities, in addition to a proposal for improvement of business practices in SABESP. Works are expected to be concluded by October 2005.

SABESP is subject to the federal law that, in case of water and sewage services provided under particular concession, allows tariffs to produce an annual return on assets as high as 12%. SABESP is subject to that performance limit, as most of its concessions were awarded in a period when that regulation was in force. However, that restriction does not apply to more recent concessions, renewal of existing concessions, or delivery of services to the City of São Paulo and other municipalities where it operates without any formal concessions. However, tariffs are below the limit of return on assets referred to above.

Year	Tariff Adjustment - June %	IPC/FIPE variation in the period %
1997	9.76	7.08
1998	3.12	1.08
1999	15.79	1.36
2000	-	4.38
2001	13.05	12.34
2002	8.22	6.65
2003	18.95	8.17
2004	6.78	6.57

NOTE: For comparative purposes, we also informed the IPC/FIPE variation in the same period of tariff effectiveness, that is, June-May of each year.

State Sanitation Board - CONESAN

The State Sanitation Board established by the State Law no. 7,750, of March 31, 1992, should approve proposals related to sanitation plans and prepare an annual report on environmental health issues faced by the Government of the State of São Paulo. The State Sanitation Board establishes protocols for implementation of investment programs approved by the State Sanitation System, and settles disputes arising from the implementation of the sanitation plan by the State Sanitation System.

The State Law no. 7,750/92 provides for the provision of basic sanitation services and establishes guidelines for public sanitation works planning in the State of São Paulo. The State of São Paulo's plan for public basic sanitation services should include institutional, technological, and administrative resources to ensure the creation of a healthy environment for the population of the State of São Paulo. This plan should also assist the development and organization of the basic sanitation sector.

According to the State Law no. 7,750/92, the sanitation policy of the State of São Paulo is implemented by the State Sanitation System. The National Sanitation Fund – FESB (Fundo Estadual de Saneamento) collects and manages funds to support the programs approved under the sanitation plan.

INVOICED VOLUME, 2004
TOTAL CIA

%
SEGMENTS	CLASSES OF USE	WATER	SEWERAGE	TOTAL
RETAIL	RESIDENTIAL	72.21	83.02	76.57
	COMMERCIAL	8.41	11.16	9.52
	INDUSTRIAL	1.88	2.72	2.22
	PUBLIC	2.64	3.09	2.82
	TOTAL	85.15	100.00	91.13
WHOLESALE		14.85	-	8.87
RETAIL + WHOLESALE		100.00	100.00	100.00
TOTAL CIA		59.72	40.28	100.00

INVOICED VOLUME
ACCUMULATED 2.004

V.P	WATER	VAR.%	SEWERAGE	VAR.%	A+ E	VAR.%
M-WHOLESALE	251,429,234	14.86%	0.0	0.00%	251,429,234	8.87%
M-RETAIL	954,491,460	56.40%	770,713,988	67.52%	1,725,205,448	60.88%
R	486,461,575	28.74%	370,734,589	32.48%	857,196,164	30.25%
CIA	1,692,382,269	59.72%	1,141,448,577	40.28%	2,833,830,846	100.00%

Gross Operating Income per Region (Thousand Reais)

Region	Water	Sewerage	Total
Metropolitan	1,950,750	1,506,087	3,456,837
Regional Systems	723,718	461,936	1,185,654
Total	2,674,468	1,968,023	4,642,491

09.03 - SEASONAL BUSINESS PERIODS

Seasonality

Water consumption is heavily correlated to temperature, and therefore shows a behavior that is dependant of the regional seasonality. As such, in summer months of high temperatures, there is a marked increase of water demands, and, consequently, sewage generation. In contrast, in cold months, there is a reduced water demand and sewage generation. Such variations in invoiced volumes have an influence on SABESP’s average annual revenues.

PURA - Rational Water Use Program (Programa de Uso Racional da Água)

Water is increasingly scarce to meet human needs. This is due to both the population growth and changes in consumption and habit standards.

To tackle this problem, SABESP adopted in 1996 a policy for the rational use of water, which requires cultural changes leading to the population's awareness. This way, PURA is a program designed to fight waste, the main objective of which is ensuring water supply and the maintenance of the population's life quality, promoting consumption reduction and water resource conservation, and, consequently, minimizing the need of investments, as it often allows major works to be deferred.

Main actions developed in 2004:
  Maintenance of training under the Leakage Survey Course, with training centers distributed over the Metropolitan Region through East, West, Center, North, and South Business Units. Interested people are informed of resources and practices required for the good use of water, and leakage survey techniques;

  Provision of a Virtual Course on the matter above. Course available in the Intranet to all company's employees. Soon, it will be also available in the Internet;

  Implantation of PURA intervention services started in the second half of 2004 in 50 state schools located in Alto Tietê Basin. Project financed by FEHIDRO - State Water Resource Fund (Fundo Estadual de Recursos Hídricos);

  Implantation of PURA intervention services in the Army Hospital;

  Implantation of PURA intervention services in the headquarters of PRODESP - Data Processing Company of the State of São Paulo (Cia. De Processamento de Dados do Estado de São Paulo), and POUPA-TEMPO offices in Itaquera, Sé, Guarulhos, Santo Amaro, and São Bernardo do Campo.

01.01 - IDENTIFICATION
1 – CVM code 01444-3	2 – Company’s Name CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 –CNPJ 43.776.517/0001-80

10.01 – PRODUCTS AND SERVICES OFFERED
1 - ITEM	2 – MAIN PRODUCTS AND/OR SERVICES	3 - CNPJ
01	WATER IMPOUNDING, TREATMENT AND DISTRIBUTION	52.93
02	WHOLESALE TREATED WATER SALE TO NON MEMBER MUNICIPALITIES	4.68
03	IMPOUNDING, TREATMENT AND FINAL DISPOSAL OF SANITARY, DOMESTIC AND INDUSTRIAL SEWERS	42.39

11.01 – PRODUCTION PROCESS

Water production process comprises the following processes: Water Resources Management, Treated Water Production, and Water Conveyance and Delivery.

Water Resources Management Process: operation and maintenance of hydraulic structures, design of plans, programs, and projects for water source inspection, recovery and preservation of water source assets; environmental recovery and functional rehabilitation of degraded areas; restoration of ciliary forests and preservation of forest areas; alternative planned reuse; risk management; trends of sanitary and environmental variables in hydrographic basins; technical opinions on water resource management; institutional articulation; and representation.

Treated Water Production Process: operation and maintenance of catchment structures, pumping stations, and raw water pipelines, water treatment plants – WTP’s; control of quantitative and qualitative performance of operational units; risk management plans; physical-chemical and microbiological diagnoses of process, in compliance with standards required by Decree 518, of 03/25/2004 of the Ministry of Health.

Water Conveyance and Delivery Process: operation and maintenance of pipelines, pumping stations, reservoirs, and control structures; optimization of facilities operation; macro measurement; loss reduction management; demand estimates; contingence and rationing plans.

Description of the Company's activities

The Company delivers basic sanitation services generally comprising water collection, conveyance, treatment, and distribution; sewage collection and treatment; and water reuse.

The Company considers itself the largest water and sewage utility in the Americas, in light of its net revenues in 2001 and the fact of operating the water production and distribution, and sewage collection and treatment systems in the State of São Paulo, where the larges Brazilian city, São Paulo, is located.

According IBGE data for 2000, the State of São Paulo with 37.0 million inhabitants is the most populated and the most economically productive Brazilian State, occupying 3% of the Brazilian territory equivalent to a total surface area of approximately 248,000 km².

The city of São Paulo has approximately 10.4 million inhabitants according to IBGE, and more than 18.5 million inhabitants in São Paulo Metropolitan Region that comprises 39 municipalities with 46% of the total population of the State, and is considered the second largest metropolitan region in the Americas.

To better meet the consumers' needs, SABESP divided its operation area into São Paulo Metropolitan Region and Regional Systems.

Water Production, Conveyance, and Distribution

As of December 31, 2003, SABESP had 5.9 million water connections distributed over 49,657 km, of which 2.3 million were in Inland and costal areas, comprising a 30,291-km network.

The following table shows the volume of water produced and invoiced by SABESP in the corresponding periods:

Year ended on December 31
	2001	2002	2003	2004
			(million m³)	(million m³)
Water Production
São Paulo Metropolitan Region	1,989.5	2,046.1	2,086.1	2,046.4
Inland	447.2	467.3	469.3	468.9
Coast (RR, RS, RN)	259.4	264.9	264.4	255.2

Total	2,696.1	2,778.3	2,819.8	2,770.5

São Paulo Metropolitan Region	1,224.8	1,275.6
Inland	309.8	326.4	320.2	325.5
Coast (RR, RS, RN)	163.0	167.9	166.5	166.3

Total	1,697.6	1,769.9	486.7	491.8

Source: Sisperdas

In 2004, the Company made an average monthly distribution of 20.9 million m³ of bulk water, and 119.25 million m³ of retail water, amounting to an annual total of 251.1 million m³ and 1,431.0 million m³, respectively.

The following table shows all the Company's water distribution lines and connections in 2001, 2002, 2003, and 2004.

	Year ended on December 31

	2001	2002	2003	2004

Distribution lines ( km)
Water	48,827	49,657	30,012	30,291

Connections (million units)
Water	5.7	5.9	2.2	2.3

Nearly all São Paulo Metropolitan Region - SPMR is supplied by SPMR Integrated Water System operated by SABESP. All other municipalities, namely Diadema, Guarulhos, Mauá, Mogi das Cruzes, Santo André, and São Caetano do Sul purchase bulk drinking water from SABESP reservoirs, and are responsible for its intramunicipal distribution to their municipal companies, autonomous companies, or departments.

To serve more than 18 million inhabitants from the water treatment plants (WTP) to the consumption points, produced drinking water is transported and stored by a complex, integrated system of pipelines and large reservoirs, comprising some 1,400 km of pipelines and 138 regional. Remote supervision and control of this system have been uninterruptedly made since 1980 by the Operation Control Center – CCO, which monitors some three thousand operation variables, such as pressures, discharges, temperatures, reservoir levels, pump status, etc.

Retail water is distributed to 368 municipalities of São Paulo Metropolitan Region, Inland and coastal areas, resulting in a total sale R$ 2,015.2 million.

In 2003, the Company made 64,927 new water connections in its operation area, benefiting 7.02 million people. The table below shows the new water connections in the Metropolitan Region, Inland and coastal areas, and the number of inhabitants benefited:

New Water Connections
	São Paulo Metropolitan Region	Inland	Coast	Total
Number of connections (x 1000 units)	95	45	14	156
Benefited population (million inhabitants)	0.39	5.35	1.85	7.39

The Company operates approximately 27,000 km of water distribution ducts and pipelines in São Paulo Metropolitan Region, 22,472 km in Inland areas, and 8,570 km in the coast. São Paulo Metropolitan Region has 195 water reservoirs, 1,459 of which in Inland areas, and 201 in the coast (RR, RN, RS).

Treated water is distributed by SABESP through pipeline networks with diameters ranging between 100 mm and 2,500 mm. More than 90% of the Company's water distribution pipelines are made of cast iron or polyvinyl chloride (PVC), while a small percentage is made of other materials, such as steel, PEAD (high-density polyethylene). Residential water supply branches are mostly made of high-density polyethylene (PEAD), being the oldest units - a small percentage - made of galvanized iron or PVC. Most large-diameter pipelines are made of steel or cast iron, a small percentage of which is made of concrete.

The whole water conveyance and distribution system is pressurized and relies on reservoirs for demand regulation in high consumption periods. Storage tanks and pumping stations regulate the water flow through the pipelines to maintain the adequate pressure and the uninterrupted water supply.

A program for installation of intelligent valves to regulate the pressure of water flowing through the distribution lines is underway, and is aimed to adjust automatically to variations of downstream consumption needs. At consumption peaks, water outflow in pipelines reaches its highest point, but as demand drops, pressure increases and the resulting stress in the distribution line may cause significant water losses through cracks, and increased pipeline ruptures. Such intelligent valves are provided with programmed probes that feed the valves with demand data, and enable the reduction or increase of water supply to pipeline whenever water consumes oscillates.

In São Paulo Metropolitan Region, water distribution is little corrosive for pipeline material. Its corrosion levels are relatively low as compared to the network age. However, flow capacity loss caused by incrustations in older cast iron pipelines is a Company's concern.

The Company considers appropriate the conservation conditions of water pipelines in São Paulo Metropolitan Region. Because of age and external factors (vehicle traffic and population growth), the conservation conditions of water pipelines in SPMR tend to deteriorate more than Inland and coastal areas. To fight the effects of that deterioration, the Company has maintained a continuous water pipeline maintenance programs.

In Inland and coastal areas, water derived from several sources is little corrosive for pipeline material. Structural deficiencies or leakages from internal pipeline corrosion have not been a Company's concern. Flow capacity loss is related to incrustations in older cast iron pipelines.

The Coast shows a low incidence of external corrosion of pipeline material. External factors end by contributing for ruptures caused by soil movements, which occur more frequently in small pipelines.

Pipelines requiring maintenance are cleaned and internally lined, as necessary. SABESP is normally informed by the population of pipeline bursting or ruptures, through a toll free number provided by the Company.

In 2001, SABESP average service levels related to water connections were 100% in the State. Regarding water connections for residential and commercial consumers, SABESP pays the installation cost of up to 15 m of pipe, between the distribution line and the connection point in the consumer's household. Any excess shall be born by the residential or commercial consumer, including the costs of purchase and installation of water meter, and workmanship. Industrial consumers, on the other hand, shall bear all connections costs..

São Paulo Metropolitan Region - Water Production and Conveyance

São Paulo Metropolitan Region is surrounded by a green belt that produce surface waters for several uses, including public and industrial supply, irrigation, power generation, and transport.

SABESP operates the integrated São Paulo Metropolitan Region system comprising 8 drinking water producing systems, namely Cantareira, Alto Tietê, Rio Claro, Rio Grande, Guarapiranga/Billings, Alto Cotia, Baixo Cotia, and Ribeirão da Estiva.

SABESP largest producing system is Cantareira, formed by the reversion of part of Jaguari, Jacareí, Cachoeira, and Atibainha river basins, which form Piracicaba river, in addition to Juqueri river in Alto Tietê basin, which has, through its Guaraú WTP, a production capacity of some 33 m³/sec, corresponding to almost 50% of water supply to the whole São Paulo Metropolitan Region.

The second largest producing system - Guarapiranga, is located on the opposite side, to the South, on the border of Serra do Mar, with a production capacity of 14.0 m³/sec. Rio Grande System

(branch of Billings dam) is located in that same area, with a production capacity of 4.8 m³/sec, in addition to the small Ribeirão Estiva System with a production capacity of 0.1 m³/sec.

To East, we can find the springs of Alto Tietê System, which has a production capacity of 10 m³/sec. The area of influence of Alto Tietê water producing system includes Rio Claro system, with a production capacity of 4.0 m³/sec.

To West, there is Cotia Producing System divided into Alto Cotia and Baixo Cotia. Alto Cotia plant has a production capacity of 1.2 m³/sec, while Baixo Cotia has a production capacity of 0.9 m³/sec.

From WTPs to the consumption points, water travels thousands of kilometers of pipelines, reservoirs, and distribution lines up to the households, consumes power and requires permanent services, such as engineering inspection, maintenance, quality monitoring, and measurement and loss control. In São Paulo Metropolitan Region, where it is active in 39 municipalities, the Company operates 24,055 km of pipelines and 195 reservoirs, in addition to 1,232.6 km of treated water pipelines.

The table below summarizes the characteristics of each of the major reservoirs and dams used by SABESP for water supply to São Paulo Metropolitan Region:

Producing System	Production Capacity (m3 /sec)	WTP Production Capacity (m3 /sec)	Average Production in 2001 (m3 /sec)	Average Production in 2002 (m3 /sec)	Average Production in 2003 (m3 /sec)	Average Production in 2004 (m3 /sec)	Rivers
Cantareira	31.3	33.0	30.4	31.8	31.3	29.8	Jaguari, Jacareí, Cachoeira, Atibainha and Juqueri
Guarapiranga / Billings	14.0	14.0	13.5	13.1	13.4	13.6	Guarapiranga, Capivari and Taquacetuba
Alto Tietê	9.8	10.0	8.6	8.8	9.6	9.4	Alto Tietê
Rio Grande	4.8	5.0	4.3	4.4	4.7	4.7	Grande
Rio Claro	4.0	4.0	3.4	3.4	3.8	3.8	Rio Claro
Alto Cotia	1.2	1.2	0.8	1.0	1.0	1.0	Cotia
Baixo Cotia	0.9	0.9	0.8	0.9	0.9	0.9	Cotia
Ribeirão da Estiva	0.1	0.1	0.1	0.1	0.1	0.1	Ribeirão da Estiva
Total	66.1	68.2	61.9	63.6	64.8	63.3

Overexploitation of water sources that had posed a problem for the Company in the last recent years, was finally solved, and now the treatment plant capacity is adjusted to meet the Company's production levels.

Over the last ten years, SABESP has increased its average production capacity from 57.4 m³/sec in 1994 to 68.2 m³/sec in 2004.

São Paulo Metropolitan Region faces the highest demand level in summer months, while this demand is significantly reduced in winter months. When demand is high, summer coincides with the rainy season; when demand is lower, winter corresponds to the dry season in São Paulo Metropolitan Region.

The indicator that estimates the regular water supply by the Integrated Water System of São Paulo Metropolitan Region (SPMR) is the Distribution Regularity Index – DRI, which could be defined as the percentage of hours per day when the minimum values established for outflow pressure or level of regional distribution reservoirs were exceeded. In 2004, SABESP reached DRI as high as 98.3%, which was classified as optimum.

Inland

In São Paulo Inland SABESP maintains 6 business units and 1 district unit, which currently operate in 293 municipalities and serve a population of approximately 5.4 million inhabitants, equivalent to 38.7% of the urban population in the region.

The table below shows the number of municipalities and SABESP coverage area in each of Inland Business Units:

Business Units	Number of Municipalities Served	Benefited Population (million)
Alto Paranapanema	48	0.7
Baixo Paranapanema	62	0.8
Pardo/Grande	30	0.8
Capivari/Jundiaí	12	0.5
Médio Tietê	35	0.7
Baixo Tietê/Grande	83	0.6
Vale do Paraíba	24	1.3
Total	293	5.4

Coast

Currently, the Company operates in 36 coastal municipalities through the Business Units of Baixada Santista, North Coast, and Vale do Ribeira.

The table below shows the number of municipalities and SABESP coverage area in each of coastal Business Units:

Business Units	Number of Municipalities Served	Benefited Population (Urban + Floating)* (million)
Baixada Santista	9	2.5
North Coast	4	0.5
Vale do Ribeira	23	0.3
Total	36	3.3
* `Projected data of SEADE 2003

Water Treatment

Known as universal solvent, water always retain some residues of material that it contacts. Even natural fresh water in rivers, lakes, and water tables contains residues of substances present in the environment, such as dissolves salts, suspended particles, and microorganisms. SABESP uses conventional treatment processes in their water treatment plants.

The Company treats all water passing through the treatment plants before it is delivered to the distribution network. The type of treatment adopted will depend on both the water source nature and raw water quality. Raw water collected from rivers requires a thorough treatment, while raw water from aquifers requires less treatment based on chlorine disinfection.

To ensure that water supplied to the population is potable, the Company searches good quality water sources, and uses high treatment technology to eliminate all pollutants and health-threatening agents.

SABESP owns 191 WTPs, 25 of which are located in São Paulo Metropolitan Region, 133 in the Inland region, and 33 in the coastal region.

The main seven producing systems in São Paulo Metropolitan Region historically account for 70% of all water distributed by SABESP.

In WTPs operated by the Company, raw water undergoes a series of processes, such as disinfection, coagulation, flocculation, decantation, filtration, pH correction, and fluoridation. Among such processes, water fluoridation stands out. It consists of adding fluorsilicic acid to water at the proportion of 0.7 part/million m³, prior to water distribution to consumers. This process is directly related to the population's buccal health by reducing the number of tooth decay to the half.

All treatment stages and the use of auxiliary chemicals serve to destroy microorganisms likely to cause diseases, remove impurities, control the appearance and the taste, and ensure the quality of water supplied by SABESP.

Water Quality

The Company supplies high-quality treated water to the population of São Paulo Metropolitan Region – SPMR that meet the specified potability standards set out in Decree 518/2004 of the Ministry of Health, even though some water sources in that region have been facing a deterioration process mainly caused by soil occupation in their hydrographic basins, which violate the environment and water resource protection laws.

Deterioration may eventually lead to the occurrence of alga in dams and consequently make the collected water taste and smell. This made SABESP implant additional treatment processes, such as adsorption by powdered activated coal, and oxidation by potassium permanganate, with the objective of mitigating such problems and meeting the production costs.

Raw water quality is periodically monitored in predefined points in dams through sample collection, which are sent to the Company's laboratories for analysis. In addition to the conventional collection and analysis methods, SABESP is provided with electronic sensors in some of those dams for real-time monitoring of some water quality parameters, thus allowing a faster decision making with respect to the most adequate treatment of collected water, and actions in dams to ensure the production.

Some analyses require equipment with a certain sophistication level and specific methods, such as chromatography and spectrometry for organic compounds, and atomic absorption for heavy metals, which are analyzed in the Company's Central Laboratory.

Emphasis should be given to the automation system called "Net Control" used by the Company, which has provided efficient results in physical-chemical and bacteriological analysis of water, as reading and typing errors are minimized, and enable a sensible reduction of the time for correction of any problem in water treatment process.

Overall, there are 15 laboratories strategically distributed by the Company to meet a monthly demand of 130,000 analyses. The Company also relies upon the cooperation of some 200 trained, skilled professionals, including biologists, chemical engineers, and chemists. R laboratories hold ISO 9001-2000 certification, and 3 of them are accredited by Guide 17025.

Guarapiranga Dam

Guarapiranga dam, located in São Paulo Metropolitan Region, is the second larger SABESP reservoir, and meets some 20% of the region's water needs. Guarapiranga dam is a lake that has been polluted by non-treated sewage from slums and irregular settlements located near the reservoir, which violate the water resource protection law. As a tropical lake subject to high summer temperatures, Guarapiranga dam is a natural environment for alga blooming. This problem is exacerbated by non-treated sewage disposal in the reservoir, which feed the algae.

As a result, SABESP can now and then face alga blooming problems that give the water bad taste and smell. To mitigate this problem, SABESP implemented additional treatment processes, such as adsorption by powdered activated coal and oxidation by potassium permanganate. All chemicals used on the treatment process are safe for human consumption, however alga problem causes significant additional costs because of the increased volumes of chemicals used in water treatment.

In the event that restrictions to water use are imposed in the future without the implementation of advanced treatment techniques (currently being designed), quality of waters from that reservoir may get worse, and the consumers may use limited volumes of that water or refuse to pay for it.

Sewage Treatment and Effluent Discharges

Until December 2004, approximately 60% and 69% of all sewage collected by the Company in São Paulo Metropolitan Region and Department of Regional Systems, respectively, were treated in the Company's treatment plants. Non-treated excess sewage is directly discharged in river and in the Atlantic Ocean. Currently the Company operates 408 sewage treatment, and 8 ocean outfalls.

Sewage collection network comprises a series of systems dating from different times, mostly made of ceramic pipes and, more recently, PVC pipes. Pipelines with diameter of more than 0.5 m are mostly made of concrete. The sewage system is generally designed to operate by gravity, even though pumping stations are required for some parts of the sewage collection system to ensure the continuous sewage flow. When pumping stations prove necessary, cast iron is used.

The Company's sewage treatment basically consists of physical separation processes and natural biological processes to decompose the organic matter and reduce the content of components that are harmful to the environment. This treatment aims to meet the environmental standards for sewage discharge in watercourses, as established by article 18 of the State Decree no. 8,468/76 e by CONAMA Federal Resolution no. 20. On the other side, industries discharging their liquid effluents in the public sewerage system, treat those effluents, as necessary to meet the quality standards established by article 19 of the State Decree no. 8,468/76.

Sewage treatment in plants includes several phases, such as: primary treatment, which is the main process for separation of suspended solids occurring in non-treat sewage. Solid material (mud) sediments at the bottom of the tank, is removed, and then transported to the mud treatment process. Sewage remaining after this process is submitted to secondary treatment or directly discharged in water bodies.

The main secondary sewage treatment method used by SABESP is the activated mud process, where the natural action of bacteria is used to decompose the organic matter contained in sewage. Under the activated mud process, sewage obtained from the primary treatment passes through aeration tanks that are continually replenished by recirculating activated mud. Mixture in tanks is agitated and aired to enable the microorganisms in the activated mud to degrade the organic matter contained in incoming sewage. Mixture of effluents and activated mud produced by this process moves to the final sedimentation stage.

The main sewage collection networks are not currently sufficient long to transport all collected sewage to the treatment plants. As a result, a part of sewage collected by SABESP is discharged untreated in receiving waters, thus causing high pollution levels in such water bodies. The investment program includes projects to increase the quantity of treated sewage.

In São Paulo Metropolitan Region and in large Inland cities served by the Company, the process adopted for secondary sewage treatment, is that of activated mud.

New sewerage connections are substantially similar to water connections. SABESP pays the cost of installation of the first fifteen meters of pipe between the sewerage network and the residential or commercial connection. Industrial customers are responsible for the cost of extension and connection to the sewerage network.

São Paulo Metropolitan Region

SABESP finds that the conservation conditions of sewerage networks in São Paulo Metropolitan Region is overall adequate. Because of the increased volume of collected sewage, the population growth, and the commercial and industrial development, the conservation conditions of the sewerage networks in São Paulo Metropolitan Region is somewhat worse than those in Inland and coastal areas. Aiming to fight the deterioration effects, SABESP maintains a continuous program for maintenance of sewerage pipelines, which prevents ruptures from obstructions caused by the system overload.

SABESP treats some 61% of all sewage collected in São Paulo Metropolitan Region at its sewage treatment plants, the 5 largest of which (Main Sewerage System) have the capacity to treat some 18 m3/sec of sewage. The table below shows the current sewage treatment situation in São Paulo Metropolitan Region:

Systems	Nominal Capacity (m³/sec)	Average Treated Outflow (m³/sec)	Length of the Interception System (km)
Barueri	9.5	7.0	74
Suzano	1.5	0.7	15
ABC	3.0	1.3	30
Parque Novo Mundo	2.5	2.2	10
São Miguel	1.5	0.7	10
Total	18.0	11.9	139

Inland

SABESP treats some 69% of sewage collected in the Department of Regional Systems in its 408 STPs.

In Inland region, sewage treatment includes most cases of varied forms of stabilization lagoons, such as: (i) serial optional; (ii) Australian (anaerobic followed by optional); and (iii) aired, in addition to specific cases of activated mud in the municipalities of Franca and São José dos Campos.

There, the structural conditions of sewerage network in general are considered good. Different from São Paulo Metropolitan Region, the Inland region in general has experienced no obstructions caused by sewerage overload.

Coast

Along the coast, the structural conditions of sewerage network are also considered good. The Coast faces obstruction in its sewerage system mostly caused by sand infiltration occurred especially in rainy periods in summer months. Moreover, the number of sewerage connections in the coast is significantly lower than in other regions served by SABESP. Only 49% of all houses in the coast are currently connected to the sewerage system.

Notwithstanding the high treatment level, sewage collection in the coast is still unsatisfactory.

In the coast, most sewage treatment systems adopt the activated mud process; however, in the municipalities of Santos, Guarujá, Praia Grande, São Sebastião, and Ubatuba, a great portion of sewage is discharged through outfalls to the Atlantic Ocean. Additionally, SABESP is considering the implementation of sewage treatment system by conventional activated mud process and batelada (alternate aeration). In Vale do Ribeira region, treatment by stabilization lagoons is also used.

Mud Production, Disposal or Utilization

Waste (mud) generated from sewage treatment processes contains approximately 65% water and 35% solids. The Company employs press-filter for iodine dehydration. Alternately, the Company uses a centrifugation process for mud dehydration, the performance of which is lower than that of press-filters. In 2004, the Company produced approximately 127,750 tons of wet mud base in São Paulo Metropolitan Region, which were later disposed in sanitary landfills.

Franca STP currently produces about 33 ton/day of biosolid. Biosolid from Franca STP was registered in the Ministry of Agriculture under the name of “Sabesfértil”, and is supplied to farmers in coffee plantations in the region. The use of mud as soil conditioner in banana and peach palm plantations, especially in the Coast has been considered.

In SPMR, studies of use of biosolids in forests are being developed jointly with Luiz de Queiroz College of Agronomy of São Paulo University.

Water Reuse

Reuse means using the water again after an adequate treatment. Planned water reuse is part of a global program led by the United Nations Organization and World Health Organization.

SABESP produces reuse water in its STP in SPMR for non-drinking urban uses, such as street and yard wash, irrigation of green areas, clearance of sewerage pipes, and car wash.

The Company supply reuse water through a specific pipeline or truck. Currently SABESP supplies 20 l/sec of reuse water to Coats Corrente, by an exclusive pipeline

Using tank-trucks from SPMR STPs, SABESP supplies some 700 m³/month to the Municipality of São Caetano do Sul, 900 m3/month to Santo André, 20,000 m3/month to São Paulo, and 400 m3/month to each of Carapicuíba, Baruer, and Diadema.

Rational Water Use Program

The Rational Water Use Program - PURA focuses on water demand, and intends to encourage the Rational Use by technological actions and customers' awareness, with the objective of facing water resource shortage. The main focus of the program is the hydrographic basins in critical water availability conditions.

Services Offered by PURA:
  Survey of consumption profile;
  Preliminary diagnosis;
  Characterization of waste habits;
  Cadaster;
  Plumbing: survey/correction of leakages in pipelines, reservoirs, and consumption points;
  Economic study and/or replacement of conventional hydraulic equipment by water saving equipment;
  Sector-related water consumption management system using electronic water meters;
  Sanitary Education: specific program for industrial kitchens, hotels, and snack bars;
  Sanitary water control (reservoirs/consumption points).

We highlight below some activities developed from 2004 to this date:

  Maintenance of training under the Leakage Survey Course, with training centers distributed over the Metropolitan Region through East, West, Center, North, and South Business Units. Interested people are informed of resources and practices required for the good use of water, and leakage survey techniques.

  Provision of a Virtual Course on the matter above. Course available in the Intranet to all company's employees. Soon, it will be also available in the Internet.

  Implantation of PURA intervention services started in the second half of 2004 in 50 state schools located in Alto Tietê Basin Project, financed by FEHIDRO - State Water Resource Fund.

  Implantation of PURA intervention services in the Army Hospital,

  Implantation of PURA intervention services in the headquarters of PRODESP - Data Processing Company of the State of São Paulo, and POUPA-TEMPO offices in Itaquera, Sé, Guarulhos, Santo Amaro, and São Bernardo do Campo.

11.02 – COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT

COMMERCIALIZATION

Disk-SABESP 195 is a customer service hotline that provides the consumers with an easier and comfortable way to solve their problems associated with consumptions and bills, connection and other commercial requests, including copies of misplaced bills, thus avoiding personal visits to any of the Company's offices. An alternative is the Virtual Office, where a gateway in the Internet make the customers' contact with the Company easier, thus saving time at the request of services and information.

Water supply and sewage collection services are billed monthly on the basis of the water consumption.

Also, with the objective of improving the quality of its operational and commercial standards, the Company designated an External Commercial Service Technician (TACE), who issues bills and take several commercial notes, such as data update, check of potential frauds and irregularities in water meters, and operational notes, such as leakage detection. For the customer, TACE is a substantial gain as far as service is concerned, because a number of problems leading to complaints and requiring visits to the Company's offices have been eliminated.

São Paulo Metropolitan Region

Water Distribution

The Company distributes water through the Metropolitan Department to 37 São Paulo municipalities at its North, South, East, West, and Center Business Units. The table below shows the number of municipalities and SABESP coverage area in each of its Business Units in São Paulo Metropolitan Region.

In December 2004, the Company had some 6.4 million water connections serving 8.8 million economies around its operation area. Its water network extends over an extension of approximately 58,073 km, 27,029 km of which are located in São Paulo Metropolitan Region, and 31,043 km in inland and coastal regions.

Water supply coverage rate in São Paulo Metropolitan Region is 100%, meaning that 100% of urban households in the municipalities of São Paulo Metropolitan Region served by SABESP are connected to its distribution network.

In São Paulo Metropolitan Region, about 30% of the distribution network is constituted of over 40-year-old pipelines that bring some distribution problems. To fight effects of hydraulic pipeline deterioration, the Company maintains a continuous program for maintenance of water ducts and pipelines. Maintenance comprise the repair of leakages in lines and branches, change of pipelines in older sections where there is high incidence of leakages, and rehabilitation of sections affected by incrustations, by cleaning and lining the pipelines.

As to leakages, in 2004 the average repair time in São Paulo Metropolitan Region was 18 hours.

In 2004, the Metropolitan Vice-presidency of Distribution performed more than 95 thousand new water connections, implanted 264 km of new pipelines, and made more than 435 thousand water leakage repairs.

Loss Reduction Program

In 2004, SABESP revenue losses amount to 34.0% .

SABESP has implemented a number of measures in São Paulo Metropolitan Region to reduce both physical and non-physical losses. The Company has acquired pipes and parts that meet the current technical specifications and standards, and improved the training of its own and outsourced workforce engaged in leakage repairs, to avoid the recurrence of this type of work, and consequently recurrent water losses.

To reduce non-physical losses, the Company has taken measures to improve the measurement system by replacing, servicing, and adjusting the water meters, fighting frauds and illegal connections, and issuing the bills at the reading time, in addition to the information provided to customers by TACE (external commercial service technician).

SABESP has emphasized the operational improvement of water distribution networks and pipelines with the purpose of reducing real (leakages) and apparent (commercial) losses. With respect to the management of the loss reduction program in SPMR, the following achievements in 2004 should be highlighted:

  Implantation of 120 pressure relief valves (total valves already installed amounts to 802), which put under control an area of approximately 30% of the distribution network, resulting in an economy of 3,300 l/sec due to the reduced leakage losses.

  Check of 13,000 Km of the distribution network for non-visible leakages;

  435,000 leakage repair in the distribution network (pipeline, branches, and support), i.e., some 1,200 repairs/day;

  Replacement of 190,000 low-capacity water meters (about 6% of all water meters in SPMR), including corrective and preventive maintenance, to maintain the average age of water meters at 4.5 years.

  Identification of 12,000 water connection irregularities (frauds and illegal connections registered as 'inactive in operation'), for which the applicable administrative, operational, and commercial measures were taken;

  Regarding the macromeasurement of the Metropolitan Pipeline System, 72 calibration essays in macrometers were performed, 11 electromagnetic meters were purchased, and 5 pitometric stations were adjusted;

  Continuation of field works for more adequate determination of Real Losses in water distribution network, according to IWA: International Water Association concepts.

Also with respect to leakage causes, the Company has made surveys to identify the critical leakage areas. At the same time, the use of new Technologies to detect non-visible leakages (those that do not come out to the street surface), including the use of sonar, have also contributed to identify leakages in the distribution network. Water loss reductions have helped the Company to meet the increasing demand, in particular in the city of São Paulo, and improve its results.

Sewage Collection

In addition to water production, conveyance, and distribution the Company is responsible for sewage collection and treatment, as well as the discharge and final disposal of solid waste, effluents, and other residues from treatment.

On December 31, 2004, the Company had collected 82% and 73% of all sewage produced in the municipalities operated by SABESP in São Paulo Metropolitan Region and municipalities of the Department of Regional Systems, respectively, comprising approximately 4.7 million sewerage connections and 6.8 million economies listed in its operation area.

The Company is responsible for the operation and maintenance of approximately 36,435 km of sewerage network, approximately 17,586 km of which are located in São Paulo Metropolitan Region, and 18,849 km in inland and coastal areas.

The table below shows the development of the sewerage system:

	Year ended on December 31

	2000	2001	2002	2003	2004

Collection lines (km):	31,900	32,600	32,900	35,760	36,435
Registered connections (million units):	4.0	4.1	4.3	4.5	4.7
Invoiced volume (million of m3 ):	1,070.0	1,054.0	1,105.8	1,109.6	1,141.4

In 2004, some 1,141.4 million m³ of sewage collected in the State of São Paulo were invoiced, of which approximately 770.7 million m³ in São Paulo Metropolitan Region, and 370.7 million m³ in inland and coastal areas.

The Company's sewerage system comprises networks that date from different times and are made of such materials as ceramic pipes, and more recently, PVC pipes. Sewerage pipelines with diameters larger than 0.5 meter are mostly made of concrete.

The Company's sewerage system is designed to operate by gravity, even though pumping stations are required in some parts of the system to ensure the continuous sewage flow. When such stations are necessary, the system is constituted of cast iron pipes. Industrial sewage collected by the Company may be significantly different from residential effluents in terms of composition. Guidelines for disposal of industrial effluents in sewerage systems are established in article 19A of the State Decree no. 8,468, of September 8, 1976, as amended by the State Decree no. 15,425, of July 23, 1980. The basic assumption of such guidelines is that industrial effluents interfere with the biological process typically adopted in sewage treatment plants; as such, such effluents should be treated in such a way to allow the final effluents to meet specific parameters established by the guidelines above. The law requires the industries that produce industrial sewage to make the pretreatment of that sewage to allow certain parameters to met prior to sewage disposal in the Company's sewerage system. Even though CETESB, in its capacity of São Paulo environmental agency, to check and enforce such parameters, the Company analyzes the sewage produced by industrial customers on a periodic basis.

São Paulo Metropolitan Region

Currently, SABESP operates 17,586 km of sewerage system in São Paulo Metropolitan Region, plus some 2.9 million connections, and serve 4.6 million registered economies, i.e., 82% of that region's population. In 2004, the Company billed 770.7 million m³ of sewage in São Paulo Metropolitan Region, equivalent to R$ 1,506,087,000.

In 2004, 84,000 new sewerage connections were made to benefit some 360,000 people, and the sewerage network was expanded by 78 km.

The Company considers that the current conservation conditions of the sewerage network in São Paulo Metropolitan Region are generally good. Because of the greater volumes of collected sewage, the population growth, and the commercial and industrial development, the conservation conditions of the sewerage network in São Paulo Metropolitan Region are likely to deteriorate quicker than in inland or coastal areas. To fight the deterioration effects, the Company maintains a program for continuous maintenance of sewerage networks to stop eventual ruptures and obstructions in the system.

Inland and Coast

Current SABESP operates 18,849 km of sewerage networks in inland and coastal areas, and some 1.9 million registered sewerage connections benefiting 2.2 million registered economies, corresponding to 73% coverage of the region. In 2004, the Department of Regional Systems made 53,000 new sewerage connections to benefit some 175 thousand people, and expanded the sewerage system, in particular in the municipalities of Taubaté, Pindamonhangaba, São Vicente, Itanhaém, Praia Grande, Peruíbe, Mongaguá, Guarujá, Caraguatatuba, São Sebastião, Registro, Sete Barras, Juquitiba, São Lourenço da Serra, Barra do Turvo, Eldorado, Iporanga, Jacupiranga, Cajati, Itariri, Juquiá, Miracatu, Tapiraí, Cananéia, Iguape, Pariquera-Açú, Apiaí, Barra do Chapéu, Itaoca, Ribeira, Itapirapuã Paulista, Mococa, Serra Negra, Colômbia, Presidente Prudente, Presidente Epitácio, Campo Limpo Paulista, Várzea Paulista, Itatiba, Morungaba, Jarinu, Cabreuva, Itupeva, Hortolândia, Mombuca, Elias Fausto, Paulínia, Monte Mor, Alto Alegre (Jatobá São Martinho), Bento de Abreu, Brejo Alegre, Floreal, Monte Aprazível, Nova Luzitânia, Nhandeara (Ida Iolanda), Nipoã, Planalto, Piratininga, Monte Alto, Santa Ernestina, Candido Rodrigues, Fernando Prestes, Cajobi, Palmares Paulista, Jales, Dolcinópolis, Paranapuã, Populina, Turmalina (Fátima Paulista), Pontalinda, Mesópolis, Dirce Reis, Vitória Brasil, Aparecida D’Oeste, Palmeira D’Oeste,

Marinópolis, Auriflama, Sud Mennucci, Bandeirantes, Guzolândia, General Salgado, Urânia, Nova Canaã, Rubinéia, Santa Albertina, Santa Clara, Santana Ponte Pensa, Três Fronteiras (Socimbra), São Francisco, Santa Salete, Aspásia, Alvares Florênce, Cardoso, Estrêla D´Oeste, Fernandópolis, Indiaporã, Nova Granada, Ouroeste, Orindiuva, Riolândia, São João das Duas Pontes, Valentim Gentil, Boituva, Iperó, São Manuel, Pederneiras, Areiópolis, Águas de São Pedro, Charqueada, and Laranjal Paulista.

In 2004, the Department of Regional Systems earned a gross income of R$ 461,931,000, corresponding to the collection of 370.7 million m³ of sewage.

Unlike São Paulo Metropolitan Region, inland sewerage system in general experiences less obstructions caused by overload.

In the coast, the sewerage system experiences obstructions mostly caused by sand infiltration, especially in rainy periods in summer months. Moreover, the percentage of coverage of sewerage connection services in the coast, in particular in North Coast Business Unit, is lower than in other regions served by the Company.

Major Markets and Consumers

In 2005-2009, sewerage connections was estimated to have increased by approximately 810,000 benefiting a population of 2.8 million people

Regarding the market potential for new concessions, SABESP has a good perspective of the possibility of negotiations with those municipalities of São Paulo Metropolitan Region where the Company sells bulk water (Diadema, Santo André, Mauá, São Caetano, Mogi das Cruzes, and Guarulhos), like the agreement signed with the municipality of São Bernardo do Campo in December 2003, effective in January 2004, which resulted from the settlement of accumulated debts of the municipality to SABESP.

Such municipalities account for a market of some 3.1 million people, and a potential revenue of some R$ 300 million/year.

In fact, renegotiating the existing agreements would mean maintaining the current market and the resulting increases from the populations' vegetative growth.

The Company delivers the services referred to above to varied types of consumers, which can be classified into four different categories: (i) residential; (ii) commercial (service providers, commercial centers, universities, and hospitals, as well as any other business classified as commerce by IBGE); (iii) industrial (manufacturing and processing activities, according to IBGE classification); and (iv) public (entities of the Executive, Legislative, and Judiciary Branches, autonomous public companies, and public foundations).

There is also another type of consumer that does not fit the categories above, namely the municipalities that buy bulk water and make the water distribution. In such cases, the Company does not enter into concession agreements for water distribution, as this service is carried out by the respective municipalities.

The tables below provide data on physical volumes of water supply and sewage collection for the given periods, by class of consumer:

Volumes (water) – million m3
Year ended on December 31
Type of Consumer	2000	2001	2002	2003	2004

Residential	1,177.0	1,157.0	1,204.8	1,199.1	1,222.1
Commercial	153.4	141.0	146.7	142.5	142.4
Industrial	33.5	31.0	31.2	30.8	31.8
Public	49.5	47.0	47.9	46.4	44.7
Total Retail	1,413.4	1,376.0	1,430.6	1,418.8	1,441.0
Wholesale	317.7	322.0	339.4	346.2	251.4
Total	1,731.1	1,698.0	1,770.0	1,765.0	1,692.4

Volumes (sewage) – million m3
Year ended on December 31
Consumer Type	2000	2001	2002	2003	2004

Residential	872.3	868.0	913.6	918.9	947.6
Commercial	129.1	122.0	127.4	125.6	127.4
Industrial	30.7	27.0	27.8	29.2	31.1
Public	38.0	37.0	36.7	36.0	35.3
Total	1,070.1	1,054.0	1,105.5	1,109.7	1,141.4

Start of operation of sanitation services in the municipality of Itapira

On April 01, 2004, SABESP took over the basic sanitation services in the municipality of Itapira, by a concession granted for a period of 30 years from March 24, 2004, for the amount of R$ 14.034.000 estimated by the Economic-Financial Evaluation Report.

Tariffs Charged

Because of its capacity of concessionary of public services, tariffs charged by SABESP for delivery if its services are considered as public prices, and therefore are not subject to the Federal Government's regulation.

Specifically with regard to the Company, the State Decree no. 41,446, of December 16, 1996 (the "State Decree no. 41,446") provided for the Regulation of the Water and Sewage Tariff System for services provided by the Company, such tariffs to be calculated on the basis of differences and peculiarities of such services, and the diversities of geographic areas or regions, in compliance with such criteria as class of use, fixed and variables costs, among others.

Tariffs are set on the basis of the following factors: (i) class of use; (ii) water meter capacity; (iii) consumption characteristics; (iv) consumed volume; (v) fixed and variable costs; (vi) seasonal variations; and (vii) social and economic conditions of residential consumers. Calculation of tariff/sewage bill, as established by the State Decree no. 41,446, considers the corresponding volume of water billed in the period or consumed from a particular system, as measured or estimated by SABESP.

Bulk water supply is also charged on the basis of tariffs established in accordance with the regulation of the Decree mentioned above. Aforementioned criteria are used to establish different tariff systems for each of the three regions, namely São Paulo Metropolitan Region, Inland, and the Coast.

Each tariff system includes cross-subsides under which certain customers subsidize the provision of water and sewerage services to other clients. At the consumption ranges, the Company uses the excess tariff charged to users of great volumes to compensate for lower tariffs paid by users of small volumes, which in terms of residential customers, are likely low-income customers. Regarding the classes of use, non-residential consumers subsidize the residential consumer. With respect to regions covered by SABESP, São Paulo Metropolitan Region subsidizes inland and coastal regions. In terms of products, water supply subsidizes sewerage.

The Company improved its tariff system in August 1997, by dividing the tariffs into two new categories: residential and non-residential. Residential tariff category is subdivided into (i) basic residential, (ii) popular, and (iii) slums. The latter two have been created to benefit low-income consumers, by charging reduced consumption tariffs. Non-residential tariff category includes (i) private companies (commercial and industrial), and governmental entities, (ii) non-profit entities that pay 50% of the current non-residential tariff; and (iii) registered up-to-date governmental entities that have entered into water loss reduction agreement with SABESP, and pay 75% of the current non-residential tariff.

Since August 29, 2003, IRT - Tariff Adjustment Index of SABESP has been calculated by a formula where basic sanitation costs and expenses are grouped into two portions (“A” & “B”) to reflect more appropriately its development. “Portion A” includes expenses related to power supply, treatment material, federal, state, and municipal taxes and duties – including CPMF and COFINS/PASEP; and financial compensation charges from water resource exploration for public supply. Its update is determined by the annual variation of this group of expenses over the 12 months before the application of the adjustment. “Portion B” includes all other costs, and is updated by the application of IPCA - Comprehensive Consumer Price Index published by IBGE – Brazilian Geography and Statistics Institute.

By applying the formula to calculate the IRT - Tariff Adjustment Index implemented in 2003, SABESP adjusted the water supply and sewage collection tariffs on August 29, 2004 by 6.78% applied linearly to all consumption classes and ranges.

In April 2004, studies for SABESP tariff restructuring started, which comprises the study of the Company's costs reflecting its economic efficiency and long-term self-financing, and including the payment capacity of low-income families. A Marketing Plan for customer and market segmentation will also be designed to consider their specificities, in addition to a proposal for improvement of business practices in SABESP. Works are expected to be concluded by October 2005.

Sewage tariffs charged in each region are based on the monthly water consumption. In São Paulo Metropolitan Region and in the Coast, sewage tariffs are equivalent to water tariffs. In the inland,

sewage tariffs are equivalent to 80% of water tariffs. Bulk water tariffs are uniform in SPMR municipalities.

Because of the unavailability of a regulatory agency for the basic sanitation sector, the Company, by way of precaution, has submitted reports to the Administrative Council for Economic Defense on a periodic basis, providing information on the plan of tariffs charged per consumer class, its composition and adjustment criteria. So far, the Company has never received any notification from that entity for possible violations of laws that protect the popular economy and competitiveness in Brazil.

SABESP tariff policy offers a more equitable form of charge that is adequate to the needs of underprivileged classes, to ensure the low-income population's access to basic sanitation services, thus contributing for public health and life quality. This practice strengthens SABESP social responsibility for services delivered to the population.

Nonpayment and billing procedures

Revenue Evasion

In 2004, revenue evasion in the Company, i.e. the ratio between overdue unpaid bills and total invoices was 11.5%, as compared to 11.07% in 2003, and 7.58% in 2002.

Revenue evasion is a different nonpayment measurement. Nonpayment indicates the volume of bills that remains unpaid on the first day following the respective due date. Revenue evasion means the total sales less the amounts received over a particular period, and is therefore a more accurate measurement of the performance of the Company collection.

The Company has taken a series of legal measures aimed to decrease the level of revenue evasion. However, the Company is not sure that it will be able to implement all necessary measures, or that such measures, once implemented, will ensure the total elimination of revenue evasions and nonpayment.

The first amendment signed on March 22, 2004, consolidates the State's debt to SABESP, and includes the water supply and sewage collection overdue bills up to February 2004, in the amount of R$ 581,779,000.

The State and SABESP will mutually give acquittance of their respective credits up to the limit of R$ 360,667,000. The outstanding balance of the State's consolidated debt in the amount of R$ 221,111,000 will be paid in 60 equal, successive monthly installments. The first 12 installments on the nominal amount of R$ 44,222,000 will be offset by part of interest on the equity capital related to corporate years before 2003.

Municipalities that purchase bulk water, of which Guarulhos, Santo André, Mauá, and Diadema are the most significant, represent another group of the Company's expressive debtors. As at 12/31/2003, the amount of overdue accounts receivable from those customers was as high as 506,300,000.

Billing Procedures

Billing of services delivered by SABESP is based on measurements and readings of water supplied and sewage collected. Services are measured and read in two ways: (i) reading and immediate issuance and delivery of bill; and (ii) reading and subsequent issuance and delivery of bill.

In São Paulo Metropolitan Region, the former method is adopted for all classes of users, except special customers whose bills are delivered at a later time. In inland and coastal areas, the latter method is adopted; however, the same process adopted in São Paulo Metropolitan Region is starting to be implemented in some inland and coastal municipalities.

To implant the process of immediate issuance of bills, the Company designed and implemented the program TACE – Customer Service Technician, with the duty of both reading the consumption and delivering the respective bill, in addition to customer service duties.

The Company charges fine, delay interest, and monetary correction to overdue payments: the fine is 10%, delay interest is 1% p.a., and monetary correction is based on UFESP (State of São Paulo Fiscal Unit). No fine or delay interest is charged to governmental customers.

There is a maximum lapse of 10-12 days between the delivery of bills and their due date, while the interval between the readings of two consecutive consumptions is 28-31 days.

Claims of overdue, unpaid amounts is outsourced 45 days after the respective due date of bills. Claims starts by contacting the customers. If nonpayment shall remain for more than 60 days after the due date, the Company suspends water supply to the debtor; however it estimates that 25% of such customers subsequently make illegal connections. For accounting purposes, the Company regards as default when the bill of overdue for 30 days or more.

In São Paulo Metropolitan Region, SABESP uses laptops to monitor water meter readings. The system enables the reader to insert in the computer the measurement levels shown in the meters and automatically print the water or sewerage bill for the consumer. The laptop monitors the water consumption and the quantity of sewage in each measured site, and issue bills based on effective meter readings. The Company has outsourced this billing system to firms that employ and train their employees to read the meters, and supervises that training. SABESP is currently implementing a computer-aided reading of water meters in some inland municipalities where its services are provided.

Additionally, the Company entered into risk agreements for judicial proceedings, effective in March 2002.

EXPORTS

SABESP has participated in International Sanitation Projects by providing technical consulting support through its experts or joint-ventures of national consulting firms.

The major activities carried out by the Company in that field include:

  Bolivia/1989 – Consulting services for institutional improvement and rehabilitation of drinking water and sewerage systems in the cities of Cochabamba, Santa Cruz, and La Paz.

  Paraguay/1990 – Provision of consulting services under the technical cooperation agreement sighed with the Technical Department for Economic and Social Development Planning in the Republic of Paraguay, in connection with the "Study for Paraguay Sanitation Sector Planning and Financing ".

  Peru/1993 – Provision of consulting services for design of projects of institutional and operational improvement of drinking water and sewerage utilities based in the cities of Chiclayo, Cajamarca, and Chachapayas.

  Peru/1996 – Design of corporate models in 35 drinking water and sewerage utilities in Peru, and implantation of such Models in 10 Companies.

11.03 – COMPETITIVE RANKING

Based on Net Operating Income parameter, SABESP ranks first in its specific Basic Sanitation activity, and ranks sixth among the state-owned companies, as published in Gazeta Mercantil –Annual 2004 Balance Sheet – fiscal year of 2003 – issue of August 2004.

SABESP also stands out for obtaining in 2003 the 10th highest EBITDA (profit before interest, taxes, depreciation, and amortizations) among non-financial joint-stock corporations.

Transparency Award – granted by ANEFAC-FIPECAFI – SERASA. SABESP is the only company selected among 10 finalists in seven years of existence of this Award.

In 2004, SABESP implanted approximately 264 km of water distribution lines and 154,000 new water connections in the 368 municipalities where it operates and serve 100% of the urban population. It expanded sewage collection services by implanting further 799 km of collecting network and 137,000 sewerage connections to reach the sewerage coverage level of 78%. Thereby, by the end of 2004, SABESP served directly a population of some 22.3 million inhabitants with water supply, and some 18.2 million inhabitants with sewage collection all over assisted municipalities.

The Company also reduced the service time for water and sewerage connections from an average of 31 and 55 days to an average of 5 and 15 days, respectively, over the last 6 years. In nearly all regions, it is already possible to schedule with the customer the most appropriate date for execution of requested services. In that period, the average time for leakage repair dropped from 40 to 18 hours, while removing obstructions from household network branches are now made in an average of 12 hours, as compared to an average of 32 hours in the past.

The technology adopted for sanitation activity assumes the condition of natural monopoly in the concession area, because of the need to distribute drinking water to the population from some treatment plants and reservoirs. For sewerage, in contrast, it is necessary to collect the sewage generated through the capillarity of individual facilities, and transport it to its final destination. Under such circumstances, practically there is no possibility of competition.

The existence of a regulatory agency to balance the monopolistic relationship between such service providers and their customers is, therefore, highly important.

Regarding the loss of current concessions, it should be noted that in most of cases there are concession agreements that grant SABESP the exclusive provision of such services, and provide for compensations in the event of termination of existing agreements.

Where SABESP operates without any concession agreements with the municipalities, the State of São Paulo assumes the role of Conceding Party, as such municipalities are part of metropolitan regions where the State historically has been involved in basic sanitation activities.

One of SABESP corporate strategies is directly focused on the topic: “Maintaining Our Current Concessions and Obtaining New Concessions” and Operations, with the objective of renewing all SABESP concessions at their expiry dates. A work group has been established to follow up the concession expiry dates as they occur. Additionally, SABESP is considering the possibility of obtaining new concessions for delivery of water and sewerage services in municipalities of the State of São Paulo where it does not operate, or only supplies bulk water, which account for a total population of approximately 15 million inhabitants.

13.01 – RELEVANT PROPERTIES

1 - ITEM	2 - TYPE OF PROPERTY				3 - ADDRESS
4 - CITY	5 - STATE	6 - TOTAL AREA (THOUSAND M2 )	7 - BUILT-UP AREA (THOUSAND M2 )	8 - AGE (IN YEARS)	9 - INSURANCE	10 - MORTGAGE	11 – RENTED TO THIRD PARTIES	12 – DATE OF CONTRACT	13 – END OF LEASE
14 – OBSERVATION

01	SEWER TREATMENT AND STRUCTURE AT PARQUE NOVO				AV. MARGINAL DIREITA DO TIETÊ, S/Nº
SÃO PAULO	SP	255.000	255.000	6	YES	NO	NO

02	LAND LOT-PINHEIROS-HEADQUARTERS				R. SUMIDORO, 422 - PINHEIROS
SÃO PAULO	SP	67.000	0.000	10	NO	YES	NO

03	SEWER TREATMENT STATION-ABC				AV. ALMIRANTE DELAMARE, 3.000
SÃO CAETANO DO SUL	SP	539.000	539.000	6	YES	NO	NO

04	LAND TRACT AT THE RIO ATIBAINHA ACCUMULATION				MUN. ATIBAIA – NAZARÉ PAULISTA
ATIBAIA	SP	881.000	0.000	9	NO	NO	NO

05	ETA-ABV				R. GRAHAN BELL, 647
SÃO PAULO	SP	105.000	105.000	13	YES	NO	NO

06	LAND TRACT AT THE CONSOLAÇÃO RESERVOIR				AV. CONSOLAÇÃO, 1.161
SÃO PAULO	SP	24.000	0.000	10	NO	NO	NO

07	LAND TRACT AT THE 13 MAIO RESERVOIR				R. 13 DE MAIO, 1.642
SÃO PAULO	SP	13.000	0.000	31	NO	YES	NO

08	LAND TRACT AT THE SITIO ITU WATER IMPOUNDING				SÃO VICENTE CITY
SÃO VICENTE	SP	1,065.000	0.000	31	NO	NO	NO

09	LAND TRACT AT ETA THEODORO RAMOS				MUN. ATIBAIA – NAZARÉ PAULISTA
SÃO PAULO	SP	20.000	0.000	34	NO	NO	NO

10	SEWER TREATMENT STATION				RODOVIA CÂNDIDO PORTINARI, KM 394.4
FRANCA	SP	192.260	40.840	6	YES	NO	NO

11	JACAREÍ DAM MASSIF				MUN. BRAGANÇA PAULISTA – SIST. CANTAREIRA
BRAGANÇA PAULISTA	SP	5.000	5.000	13	NO	NO	NO

12	JAGUARI DAM MASSIF				MAIRIPORÃ CITY
MAIRIPORÃ	SP	3.000	3.000	13	NO	NO	NO

13	OCNJ. FLOCULATORS, DECANTERS AND CHANNELS				ROD. ÍNDIO TIBIRIÇA S/Nº - SUZANO CITY
SUZANO	SP	14.000	14.000	9	NO	NO	NO

14	F1-ETA GUARAÚ BRUTE WATER CHANNEL				ESTRADA SANTA INÊS, KM 2
SÃO PAULO	SP	80.000	0.000	13	NO	NO	NO

15	ETA TAIAÇUPEBA				R. TAIAÇUPEBA, 700 - SUZANO
SÃO PAULO	SP	2.600	2.600	8	YES	NO	NO

16 ELEVATED BRUTO-BARUERI SEWER STATION					AV. PRIMEIRO MAIO, S/Nº
BARUERI	SP	0.700	0.700	13	YES	NO	NO

17 T.5 CONNECTION TO ATIBAINHA-JUQUERI-7000 M					MUN. BRAGANÇA PAULISTA – SIST. CANTAREIRA
SÃO PAULO	SP	7.000	0.000	13	NO	NO	NO

18 ETE SAND TANKS					AV. PRIMEIRO MAIO, S/Nº
SÃO CAETANO DO SUL	SP	19.000	19.000	13	NO	NO	NO

19 1ST. PHASE DECANTERS AT ETE MAIRIPORÃ					MAIRIPORÃ CITY
ATIBAIA	SP	0.090	0.090	13	NO	NO	NO

20 BOTTOM UNLOADER-JAGUARI					MAIRIPORÃ CITY
SÃO PAULO	SP	2.000	2.000	13	NO	NO	NO

14.03 – OTHER DETAILS SEEN AS IMPORTANT FOR CLEARER VIEW OF COMPANY

History of the Major Shareholder, Audit and Board Members Participation between 04/30/2004 and 08/23/2005

	Position on 04/30/2004		New Members	Movement of Ordinary Shares	Left the Company	Position on 06/28/2005
Shareholders	Quantity of Ordinary Shares	%			Ordinary shares	Quantity of Ordinary shares	%
Major shareholder	20,376,674,058	71.5		(6,063,162,186)***		14,313,511,871****	50.3
Members of the	90,015*		1		(1)	90,016**
Administrative
Board
Members of the	110,000			(110,000)***
Board of
Directors
Members of the
Audit Board
Other	8,102,703,754	28.5				14,165,975,940	49.7
shareholders
Circulating shares	8,102,903,753	28.5				14,166,065,940	49.7
Total shares	28,479,577,827	100.0	1	(6,063,272,186)***	(1)	28,479,577,827	100.0

* One the board members elected in the GEM of April 30, 2004 held no share on this date.
** All 16 shares currently held by board members were assigned by the Secretariat of Finance of the State of São Paulo, and will be returned as soon as those board members are no longer part of the Administrative Board of SABESP
*** Shares were sold.
**** Different derived from the secondary public distribution of shares and return of 1 share by a board member that resigned from SABESP Board.

SHAREHOLDING POSITION ON 08/23/2005

Shareholders owning more than 5% of shares	Ordinary Shares	%
State Secretariat of Finance	14,313,511,871	50.3

Shareholders	Ordinary Shares	%
MAJOR SHAREHOLDER	14,313,511,871	50.3
MANAGEMENT
Administrative Board	90,016
Board of Directors	-
Audit Board	-
TREASURY SHARES	-
OTHER SHAREHOLDERS	14,165,975,940	49.7
TOTAL	28,479,577,827	100.0
SHARES CIRCULATING IN THE MARKET	14,166,065,940	49.7

  Capital Budget

To meet the Company's investment needs provided in the Capital Budget under the Pluriannual Investment Plan, in the amount of R$ 3,870.7 million for the period of 2004-2007, the amount of R$ 438,941,096.57 was transferred from the Accumulated Profits account to Investment Reserve account.

Capital Budget – 2004-2007 Pluriannual Plan – Law no. 11,605, of December 24, 2003.

In million Reais

	2003	2004	2005	2006	2007	TOTAL
SABESP	655.7	825.0	810.0	810.0	770.0	3,870.7

Law no. 11,605 established the Pluriannual Plan of the State Government for the 4-year period of 2004/2007 for the Basic Sanitation programs, focused on water and sewerage service universalization.

Financial budget values extracted from PPA-2004-2007 / LOA - Managerial Follow-up (in current R$ thousands)

CAPITAL APPLICATION	Realized			Estimated Total

	2004	1ITR2005	2ITR2005	2003	2004	Δ	%T

Current assets
Long term assets
Permanent assets	626,200	105,966	-	655,700	824,800	169,100	26
Investment
Fixed assets	626,200	105,966	-	655,700	824,800	169,100	26
Deferred assets

TOTAL	626,200	105,966	-	665,700	824,800	169,100	26

CAPITAL	Non-Realized	To Be Realized					TOTAL	%T

APPLICATION	2004	2005	2006	2007	2008	2009

Current assets
Long term assets
Permanent assets	198,600	636,324	810,000	770,000	-	-	2,414,924	100
Investment
Fixed assets	198,600	636,324	810,000	770,000	-	-	2,414,924	100
Deferred assets

TOTAL	198,600	636,324	810,000	770,000	-	-	2,414,924	100

CAPITAL SOURCES	Non-Realized	Realized			Estimated Total

	2004	2004	1ITR2005	2ITR2005	2003	2004	Δ	%T

Third-Parties'
Capital	267,633	257,667	52,515	-	410,049	525,300	115,251	28
Current liabilities
Long-term
Liabilities	267,633	257,667	52,515		410,049	525,300	115,251	28
Equity Capital	(69,034)	368,534	53,452	-	245,651	299,500	53,849	22
Investments	(69,034)	368,534	53,452	-	245,651	299,500	53,849	22
Legal Reserves				-

TOTAL	198,599	626,201	105,967	-	655,700	824,800	169,100	26

CAPITAL	Realized	Non- Realized	Realized		To Be Realized				TOTAL	%T

SOURCES	2004	2004	2005	2005	2006	2007	2008	2009

Third-Parties'
Capital	257,667	267,633	52,515	379,751	428,800	367,200	-	-	1,753,566	56
Current liabilities
Long-term
Liabilities	257,667	267,633	52,515	379,751	428,800	367,200	-	-	1,753,566	56
Equity Capital	368,534	(69,034)	53,452	256,572	381,200	402,800	-	-	1,393,524	44
Investments	368,534	(69,034)	53,452	256,572	381,200	402,800	-	-	1,393,524	44
Legal Reserves

TOTAL	626,201	198,599	105,967	636,323	810,000	770,000	-	-	3,147,090	100

  Interest on Equity Capital

Payment of interest on declared equity capital related to the fiscal year of 2005 is scheduled to start in 60 days after the date the 2006 General Ordinary Meeting is held.

  8th Debentures Issue
THE OFFERING

Issue Number

This is the 8th Public Debentures Issue to be made by the Issuer.

Number of Debentures, Unit Face Value, Total Amount and Date of the Issue

The issue comprises 600,000 (six hundred thousand) debentures, in 2 (two) series with face value R$ 1,000.00 (one thousand Brazilian reais) ("Unit Face Value"), totaling R$ 600,000,000.00 (six hundred million Brazilian reais) ("Total Amount of the Issue").

For all legal purposes, the date of Issue of the Debentures is June 1, 2005 ("Date of Issue").

Series Number

The Issue will be made in 2 (two) series, one of 300,000 (three hundred thousand) Debentures of the 1st Series (“1st Series Debentures") and 300,000 (three hundred thousand) Debentures of the 2nd Series (“2nd Series Debentures").

Convertibility, Type and Form

The Debentures will be simple, nominative, book securities not convertible to the Company's shares.

Placement

The Debentures will be publicly distributed, under firm warranty at the Maximum Remuneration Rates, with intermediation performed by financial member institutions from the securities distribution system through SDT, administered by ANDIMA and operationalized by CETIP.

Additional Debentures Option

Pursuant to CVM Instruction no. 400/03 Article 14, paragraph 2, the Issuer may, at its sole discretion, increase the number of debentures in each Series to be issued under the terms of the Deed of Issue by up to 20% (twenty percent) of the amount of Debentures of each Series originally planned, i.e. by up to 60,000 (sixty thousand) Debentures of the 1st Series and up to 60,000 (sixty thousand) Debentures of the 2nd Series without needing to apply for a new registration with the CVM or alter the terms of the Issue.

Type

The Debentures will be of the subordinated type.

Period and Date of Maturity

The tenor of the 1st Series Debentures will be 4 (four) years as of the Date of Issue and mature on June 1, 2009. The 2nd Series Debentures will have tenor of 6 (six) years as of the Date of Issue and mature on June 1, 2011.

After the corresponding maturity dates, the Issuer assumes an obligation to proceed to settle Debentures still circulating at Unit Face Value plus Remuneration calculated on a pro rata temporis basis, as of the last date of payment of said Remuneration.

Distribution and Trading

The Debentures will be distributed in the primary market through SDT, administered by ANDIMA and operationalized by CETIP. The placement will be settled at CETIP and registered for trading in the secondary market (a) on SND, administered by ANDIMA and operationalized by CETIP, with custody and trades settled by CETIP, and (b) on BOVESPA FIX, where trades will be settled, and custody arranged by CBLC.

Date and Form of Subscription and Payment

Pursuant to § 3 of the article 59 of the Law of Joint-Stock Companies, Debentures may be subscribed at any time during the period of public distribution, which will be up to 2 (two) business days as of the date of the publication of the Initial Announcement, with cash payment at the time of subscribing. Payment will be made in local currency.

Price of Subscription

The Debentures will be subscribed and paid up at Unit Face Value plus Remuneration, calculated pro rata temporis as of the Date of Issue through the date of payment.

Debentures Certificates

The Issuer will not issue Debentures certificates. For all legal purposes, ownership of the Debentures will be shown on the statement issued by Banco Bradesco S.A. as depository institution of the Debentures (the "Depository Institution"). Furthermore, SND will forward an "Assets Position Report” accompanied by a statement in the name of the Debenture Holder, issued by the financial institution responsible for custody of these securities when deposited with SND. For Debentures deposited with CBLC, the latter will issue a custody statement in the name of the Debenture Holder.

Remuneration of the 1st Series Debentures

As of the Date of Issue, the 1st Series Debentures will yield interests corresponding to the accumulated variation of the average daily Interbank Deposits rate "over extra group", calculated and announced by CETIP as the DI rate (locally "Taxa DI"), capitalized with a spread of 1.50% (one and fifty hundredths percent) per year, based on a 252 business-day year, on the Unit Face Value of the 1st Series Debentures, as of the Date of

Issue, and paid at the end of each Capitalization Period, as defined below, in accordance with the following formula ("Remuneration for the 1st Series").

The average daily rates accumulate exponentially using the pro rata temporis criterion until the date of cash payment of interest charges to cover the entire Capitalization Period.

Calculation of Remuneration for the 1st Series will be based on the following formula:

J = VNe x (InterestsFactor - 1)

where:

J	unit value of Remuneration for the 1st Series due at the end of each Capitalization Period, calculated to 6 (six) decimal places and not rounded off;

VNe	Unit Face Value of the 1st Series Debentures, reported/calculated to 6 (six) decimal places and not rounded off;

InterestsFactor	Compound interests factor at the float parameter plus spread, calculated to 9 (nine) decimal places and rounded off as follows:

InterestsFactor = (DIFactor x SpreadFactor)

where:

DIFactor;	product of the DI Rates as of the date of the beginning of capitalization, inclusive, through to the calculation date exclusive, calculated to 8 (eight) decimal places and rounded off;

where:

nDI	total number of DI Rates, "nDI" being a whole number;

TDIk	Interbank Deposits Rate, expressed per day, calculated to 8 (eight) decimal places and rounded off;

where:

k	1, 2, , n;

DIk	Interbank Deposits Rate announced by CETIP, used to 2 (two) decimal places;

dk	number of business day(s) corresponding to the period of validity of the DI Rate, "dk" being a whole number;

SpreadFactor	Fixed interests rate surcharge calculated to 9 (nine) decimal places and rounded off;

where:

spread	is the annual percentage surcharge reported to 4 (four) decimal places;

n	Is the number of business days between the date of the next event and the previous event date, "n" being a whole number;

DT	Is the number of business days between the last and the next event, "DT" being a whole number;
DP	Is the number of business days between the last event and the current date, "DP" being a whole number;

The DI Rate should be used to the same number of decimal places, as announced by the responsible organization in its calculation, except when explicitly indicated otherwise.

If CETIP fails to announce the DI Rate on the maturity date of any financial obligations of the Issuer, the latest DI Rate announced will be applied, and no compensation shall be made between Issuer and Debenture Holders when the DI Rate that would have been applicable is subsequently announced. If the DI Rate is not announced for a period of over 10 (ten) consecutive days, the provisions of the following paragraphs will be applied to determine the new parameter for Remuneration for the 1st Series.

Absence of Announcement: In the case of extinction, absence of determination and/or announcement for more than 10 (ten) consecutive days after the expected dates of determination and/or announcement, or in the event of legal impossibility of applying the DI Rate to the Debentures, or judicial determination, the Trustee must, within 20 (twenty) days of the event, call a General Meeting of Debenture Holders and, in mutual agreement with the Issuer, decide the new parameter for Remuneration for the 1st Series to be proposed by the Issuer.

If the Issuer and Debenture Holders representing at least 2/3 (two thirds) of the Debentures in circulation fail to agree on the new Remuneration for the 1st Series, the Issuer must redeem all 1st Series Debentures in circulation within 30 (thirty) days of the date of holding the General Meeting of Debenture Holders to be paid at Unit Face Value plus Remuneration due up to the date of actual redemption, calculated pro rata temporis as of the Date of Issue or the date of the last payment of Remuneration, whichever is applicable. In this case, to calculate the Remuneration applicable to the 1st Series Debentures to be redeemed, the latest officially announced DI Rate will be used with an Additional over the DI Rate.

Remuneration of 2nd Series Debentures

As of the Date of Issue, the 2nd Series Debentures of the present Issue will be entitled to remuneration including the updated Unit Face Value and remunerative interests ("Remuneration for the 2nd Series" and, when designated together with the Remuneration for the 1st Series, simply "Remuneration"), in the following manner:

Update

The 2nd Series Debentures will have their Unit Face Value updated as of the Date of Issue in accordance with the variation in the IGP-M (General Index - Market Prices), as determined and announced by Fundação Getúlio Vargas, using the following formula:

where:

VNa	is the updated Unit Face Value calculated to 6 (six) decimal places and not rounded off;

VNe	is the updated Unit Face Value on the Date of Issue, reported/calculated to 6 (six) decimal places and not rounded off;

IGP-M0	is the index number value for the month prior to the initial updating month;

IGP-M1	is the index number value for the initial updating month;

IGP-M2	is the index number value for the month subsequent to the initial updating month;

IGP-Mn	is the index number value for the month previous to the updating month until the Debenture anniversary date. After the anniversary date, the IGP-M index number value of the updating month;

IGP-Mn-1	is the index number value for the month previous to month "n";

dup	is the number of business days between the last base date and the updating date;

dut	is the number of business days between the last and next base date.

For the purposes of the above definitions, “anniversary dates” are the dates corresponding to the first business day of each month, and "base date” is the anniversary date of each month.

The IGP-M index number must be used to the same number of decimal places as the number announced by the organization responsible for calculating this index.

On the date of subscription of the Debentures, and solely for the purposes of determining the subscription price, if there is no announcement of the IGP-M for the month in which the Debenture subscription takes place, the number to be used for calculating the updated Unit Face Value of the Debentures shall be the latest IGP-M forecast made by ANDIMA and published in advance by Fundação Getúlio Vargas (FGV), available at "www.andima.com.br" or, in the absence of the latter, the latest officially announced IGP-M, and no financial compensation between the Issuer and Debenture Holders shall be due when the IGP-M that would have been applicable is subsequently announced.

The IGP-M will be applied annually or in the shortest period allowed under the legislation in force; in this case, there will be no need for an amendment to the Deed or any other formality.

If there is no IGP-M announcement on the maturity date of any financial obligations of the Issuer, the latest IGP-M announced will be used, calculated pro rata temporis, and no financial compensations between Issuer and Debenture Holders shall be due when the IGP-M that would have been applicable is subsequently announced. If there is no IGP-M number announced for a period of over 10 (ten) consecutive days, the determination stated in the following paragraphs will be used to set the new Remuneration parameter for the 2nd Series.

Absence of Announcement: In the event of extinction, absence of determination and/or announcement for more than 10 (ten) consecutive days after the expected date of determination and/or announcement, or in the event of legal impossibility of applying the IGP-M to the 2nd Series Debentures, or judicial determination, the Trustee must, within 20 (twenty) days of the event, call a General Meeting of Debenture Holders and, in mutual agreement with the Issuer, decide the new Remuneration parameter for the 2nd Series.

If there is no agreement on the new Remuneration for the 2nd Series between the Issuer and Debenture Holders representing at least 2/3 (two thirds) of the Debentures in circulation, the Issuer must redeem all the 2nd Series Debentures in circulation within 30 (thirty) days as of the date of holding the corresponding General Meeting of Debenture Holders at the balance of its Unit Face Value plus the Remuneration due up to the date of actual redemption, calculated pro rata temporis as of the Date of Issue or the date of the last payment of Remuneration for the 2nd Series, whichever is applicable. In this case, the calculation of the Remuneration applicable to the Debentures to be redeemed will be based on the latest IGP-M officially announced, plus remunerative interests, as follows.

Remunerative Interests

The 2nd Series Debentures will be entitled to payment of remunerative interests, to be determined by applying a fixed rate of 10.75% (ten and seventy-five hundredths percent) per year on the updated Unit Face Value of the 2nd Series Debentures, calculated on the number of business days elapsed using a base year of 252 (two hundred and fifty-two) business days, as of the Date of Issue, and paid at the end of each Capitalization Period as defined below, calculated on a compounded capitalization pro rata temporis basis for the number of business days.

Interests will be calculated in accordance with the following formula:

where:

J	value of remunerative interests owed at the end of each Capitalization Period calculated to 6 (six) decimal places and not rounded off;

VNa	Updated Unit Face Value of the 2nd Series Debentures calculated to 6 (six) decimal places and not rounded off;

InterestsFactor	Fixed interests factor calculated to 9 (nine) decimal places and rounded off;

where:

rate	fixed interests rate as an annual percentage reported to 4 (four) decimal places;

n	is the number of business days between the date of the next event and the date of the previous event, "n" being a whole number;

DT	is the number of business days between the last and the next event, "DT" being a whole number;

DP	is the number of business days between the last event and the current date, "DP" being a whole number.

For the purposes of calculating Remuneration for the Debentures, “Capitalization Period” is defined as:

For the 1st Series Debentures, the period of time beginning on the Date of Issue, inclusive, in the case of the first Capitalization Period, or in the immediately previous date of the maturity of Remuneration for the 1st Series, inclusive, in the case of the other Capitalization Periods, and ending on the next maturity date of Remuneration for the 1st Series, exclusive.

For the 2nd Series Debentures, the period of time beginning on the Date of Issue, inclusive, in the case of the first Capitalization Period, or in the maturity date of the immediately previous Remuneration, inclusive, in the case of the other Capitalization Periods, and ending on the next maturity date of the corresponding Remuneration, exclusive.

Each Capitalization Period succeeds the previous one without interruption.

Amortization

There will be no amortization of the Unit Face Value, which will be paid in full on the corresponding maturity date of the Debentures.

Payment of Remuneration

The amounts relating to Remuneration for the 1st Series must be paid every six months, on June 1st and December 1st each year.

The amounts relating to the Remuneration for the 2nd Series must be paid as follows: (i) Updating: together with the payment of the Unit Face Value of the 2nd Series Debentures, which must be on their maturity date, i.e. June 1st, 2011; and (ii) Remunerative Interests: annually, on June 1st each year.

Optional Purchase

The Issuer may, at any time, acquire 1st Series and/or 2nd Series Debentures circulating in the market in accordance with the provisions of paragraph 2 article 55 of the Law of Joint-Stock Companies. The Debentures purchased may be canceled, remain in the Issuer's treasury or be returned to the market.

Optional Premature Redemption

There will be no premature redemption of the Debentures.

Renegotiating

There will be no renegotiation of the Debentures.

Late Payment Charges

If payment of any amount due to Debenture Holders is delayed, the amounts in arrears will be subject to a late penalty of 2% (two percent) of the amount overdue and late interest charges calculated as of the date of default to the date of actual payment at the rate of 1% (one percent) monthly on the amount due, irrespective of any warning, notification or judicial or extrajudicial appeal, as well as the expenses incurred for collection.

Loss of Rights to Additional Amounts

Without prejudice to the above provisions, any Debenture Holder failing to show up to receive the amount corresponding to any of the financial obligations of the Issuer on the dates set forth herein, or in an official announcement published by the Issuer, shall lose their right to remuneration and/or late charges for the period relating to the delay but is nevertheless assured of the rights acquired until the corresponding maturity date.

Premature Maturity

Any of the events below are seen as cases of premature maturity of the 8th Issue and immediately subject to requirement of payment by the Issuer of the Unit Face Value of each Debenture plus Remuneration and charges calculated pro rata temporis as of the Date of Issue or the last Date of Payment of Remuneration, irrespective of any warning or notification to the Issuer:

(a)	filing for preventive creditor agreement (concordata), judicial recovery, or self-declared-bankruptcy (or other legal equivalent procedures) formulated by the Issuer;

(b)	liquidation or bankruptcy of the Issuer;

(c)	extinction or dissolution of the Issuer;

(d)	non payment of Remuneration due on the Debentures on the respective payment dates, or any other financial obligations foreseen in the Deed of Issue;

(e)	the State of São Paulo ceasing to directly or indirectly hold at least 50% (fifty percent) plus one share with voting right stock of the Issuer;

(f)
extinction of license, loss of concession or loss of the capability of the Issuer to perform and operate public services providing basic sanitation in certain area(s) of the State of São Paulo, which taken separately or together during the validity of the Debentures, lead to a reduction in the net operational revenue of the Issuer of over 25% (twenty-five percent) in relation to the net operational revenue of the Issuer in the exercise ending December 31, 2003 (annually adjusted for inflation according to the variation in the IPCA-IBGE index). The limit set above will be determined quarterly, taking into account the operational revenue numbers of the Issuer during the 12 (twelve) months preceding the end of each quarter and using financial information normally reported by the Issuer;

(g)
merger, split, incorporation or any form of stock ownership reorganization involving the Issuer ("Reorganization") that has not previously been approved by Debenture Holders representing at least 2/3 (two thirds) of the Debentures in circulation at a General Meeting of Debenture Holders called especially for this purpose, except in the case of the Issuer showing the Trustee, prior to carrying out the Reorganization that, once the latter is concluded, the following requirements will be cumulatively fulfilled: (i) the Issuer's shareholder equity shall not be less than before the Reorganization and a variation of up to 10% (ten percent) is acceptable; (ii) to the Debentures, will be attributed the same risk rating as before the Reorganization; (iii) the Issuer will not violate the obligation to maintain Financial Indexes (as defined in "m" below) and (iv) the Issuer's net operational revenue will not be reduced by over 25% (twenty-five percent) in relation to its net operational revenue for the year ending December 31, 2003 (to be adjusted annually in accordance with the variation in the IPCA- IBGE index), as determined on the basis of the Issuer's pro-forma financial statement that reflects the effects of the Reorganization, prepared exclusively for this purpose on the basis of the 12 (twelve) months prior to the closure of the last quarter (relative to which obligatory financial data have been compiled); whereof it is agreed that the requirements indicated in sub items (i) to (iv) of this item are exclusively for the Trustee's evaluation of the Reorganization and are not binding on the freely taken decisions of the General Meeting of Debenture Holders provided for herein;

(h)
legitimate and reiterated protests of notes or securities or reiterated requests of bankruptcy filed against the Issuer, if the total amount claimed therein exceeds R$ 30.0 million, unless the protest or bankruptcy request is made by mistake or due to the malicious intent of a third party, if thus proven in a valid manner by the Issuer, or if it be canceled, in any event, within 10 (ten) days of its occurrence;

(i)	failure of the Issuer to meet all or any non-financial obligation arising from the Deed of Issue, not remedied within 30 (thirty) days as of receiving written notification from the Trustee;

(j)
premature maturity of any debt of the Issuer, in an amount equal to or exceeding R$ 30.0 million, due to breach of contract, that may, in any way, harm performance of the Issuer's financial obligations arising from the Issue;

(k)
transfers of operational assets that, separately or jointly during the validity of the Debentures, lead to a reduction of the Issuer's net operational revenue exceeding 25% (twenty-five percent) in relation to its net operational revenue for the year ending December 31, 2003 (adjusted annually in accordance with the variation in the IPCA-IBGE index). The limit stated above will be determined quarterly on the basis of the operational revenues of the Issuer during the 12 (twelve) months preceding the end of each quarter and using the usual financial data reported by the Issuer;

(l)
if payment of dividends, except for those legally obligatory, and/or interest on own capital, is delayed for more than 15 (fifteen) days relatively to the fulfillment of any of its financial obligations stipulated in the Deed of Issue; and

(m)
non-observance or maintenance of the following minimum financial indexes as of June 30, 2005, to be verified quarterly on the occasion of the announcement of the quarterly reports regularly presented by the Issuer: (1) Adjusted Current Liquidity over 1.0, calculated as Short-Term Assets divided by Short-Term Liabilities after the portion of the Issuer's long-term debt registered in the short term is excluded from Short-Term Liabilities; (2) EBITDA/Financial Expenses equal to or over 1.5, where EBITDA in relation to the 12 (twelve) months preceding the date of determining the indicator, is the sum of (i) earnings before tax, charges, contributions and holdings, (ii) depreciation and amortization of expenses for the period, (iii) financial expenses deducted from financial revenues and (iv) non-operational earnings. Financial Expenses relating to the 12 (twelve) months preceding the date of determining the indicator, comprise the total payment of interests and financial expenses incurred on financial debt, not including, for this purpose, exchange-rate variation (differences in currencies). Issuer failure to fulfill the obligations of this item will only be characterized when verified in its obligatory quarterly financial statements for at least 2 (two) consecutive quarters, or for 2 (two) non-consecutive quarters within a period of 12 (twelve) months.

The occurrence of any of the events indicated in sub items (a) to (d) above will lead to premature maturity of the Debentures, which will depend on the Trustee delivering notification of this to the Issuer pursuant to the sole paragraph of article 13 of CVM Instruction no. 28, of November 23, 1983.

On the occurrence of events indicated in sub items (e) to (m) above, the Trustee must, within 48 (forty eight) hours of the date on which it becomes aware of the occurrence of any of said events, call a General Meeting of Debenture Holders to decide on the declaration of premature maturity of the Debentures, in observance of the specific quorum stated below. The General Meeting of Debenture Holders stipulated in this item may also be called by the Issuer.

The General Meeting of Debenture Holders referred to in this item, if Debenture Holders representing at least 2/3 (two thirds) of the Debentures in circulation are present, may decide not to declare premature maturity of the Debentures.

In the event of (i) the General Meeting of Debenture Holders mentioned above failing to obtain a quorum or (ii) the exercise of the faculty stipulated above not being approved by the minimum quorum required for decisions, the Trustee must declare premature maturity of the Debentures in the terms indicated above.

General Meeting of Debenture Holders

The General Meeting of Debenture Holders is subject to the provisions of article 71 of the Law of Joint-Stock Companies.

Debentures held in treasury of the Issuer or owned by the Issuer's directors, board members or administrators, including its subsidiaries, related companies or those under common control and their relatives to the second degree, shall be excluded from the quorum required to make decisions.

A General Meeting of Debenture Holders may be called by the Trustee, the Issuer, by Debenture Holders representing at least 10% (ten percent) of the Debentures in circulation or by the CVM.

A General Meeting of Debenture Holders shall be instated on the first call if Debenture Holders representing at least half of the Debentures in circulation are present and, on the second call, any quorum is required.

In the deliberations of the General Meeting of Debenture Holders, each Debenture in circulation shall have one vote and powers of attorney shall be accepted, whether Debenture Holder or not. The General Meeting of Debenture Holders will take decisions when the Debenture Holders present represent at least the majority of the Debentures then in circulation, except for cases in which a specific quorum is determined under the terms of the Deed of Issue or the legislation in force.

Alterations affecting Remuneration for the maturity period of the Debentures and/or premature maturity events for the Debentures must be approved, either on the first call to General Meeting of Debenture Holders or on any subsequent call, by Debenture Holders representing 85% (eighty-five percent) of the Debentures in circulation.

Alterations of the quorums determined in the Deed of Issue must be approved, either on first call of the General Meeting of Debenture Holders or on any subsequent call by Debenture Holders representing 100% (one hundred percent) of Debentures in circulation.

The General Meeting of Debenture Holders, as described in the above item "Premature Maturity", may, if there are Debenture Holders representing at least 2/3 (two thirds) of the Debentures in circulation, decide not to declare premature maturity of the Debentures in the cases mentioned therein.

The Trustee, the Issuer, the CVM or Debenture Holders representing at least 10% (ten percent) of the Debentures of a given series in circulation may separately call a General Meeting of Debenture Holders to decide matters of interest specifically to the Debenture Holders of the corresponding series. In this case, the provisions relating to the installation quorum and decisions mentioned above will apply only to the Debenture Holders of this particular series.

Matters of specific interest of Debenture Holders of each of the series of the Issue may only be decided by Debenture Holders of the corresponding series.

Extension of Periods

Periods of due dates for payment of any obligation by any of the parties, including Debenture Holders, in relation to the payment of the subscription price, will be considered to be extended until the 1st subsequent business day, if maturity coincides with a holiday on which no commercial or banking business is conducted in the City of São Paulo, State of São Paulo, without any addition to the amounts to be paid, except in cases where payments must be made by CETIP or CBLC, in which case there will only be an extension when the payment date coincides with a national holiday, a Saturday or a Sunday.

Place of Payment

The payments to which the Debentures are entitled will be made using (i) the procedures adopted by CBLC for the Debentures registered with BOVESPA FIX; or (ii) the procedures adopted by CETIP for debentures registered with SND; or (iii) for holders of Debentures in the Issue that are not linked to these systems, through the Lead Bank for the Issue.

Debenture Holders Immunity

If any Debenture Holder enjoys any type of tax immunity or exemption, they should contact the Depository Institution and the Issuer at least 10 (ten) business days before the date stipulated for receiving amounts relating to the Debentures to provide documentation supporting the tax immunity or exemption.

Limit of the Issue

The Issue is governed by the limits stipulated in article 60 of the Law of Joint-Stock Companies, since the share capital of the Issuer, on March 31, 2005, was R$ 3,403,688,565.23 (three billion, four hundred and three million, six hundred and eighty-eight thousand, five hundred and sixty-five Brazilian reais and twenty-three cents) and the amount of the Issue, plus the amount corresponding to debentures of other issues made by the Issuer in circulation on March 31, 2005 was approximately R$ 2,258,478,000.00 (two billion, two hundred and fifty-eight million, four hundred and seventy-eight thousand Brazilian reais).

Lead Bank and Depository Institution

The lead bank and depository institution for the Issue will be Banco Bradesco S.A. ("Lead bank" and "Depository Institution").

Authorizations

The Issue was approved by a meeting of the Issuer's Board of Directors held on May 19, 2005, the minutes of which were registered with the Commercial Registry of the State of São Paulo (local acronym JUCESP) under no. 156.392/05 -7 on June 1st, 2005, and published in Diário Oficial do Estado de São Paulo (Official State Gazette) and in the newspaper Folha de S. Paulo on June 3, 2005.

Publicity

Any actions and decisions taken arising from this Issue that may, in any way, involve the interests of Debenture Holders, including Announcement of the Beginning and end of public distribution of the Debentures, must be announced in the form of notifications in Diário Oficial do Estado de São Paulo (Official State Gazette) and in the newspaper Folha de S. Paulo.

Risk Rating

The Issuer hired Standard & Poor's to compile a risk rating report for this Issue. The summary of this report is included in the Annex to this Supplement.

Standard & Poor's classified the Offer as "brA".

Places where the Debentures may be Purchased

Those interested in purchasing Debentures may contact the Intermediate Institutions at the addresses shown below:

UNIBANCO - União de Bancos Brasileiros S.A.
Avenida Eusébio Matoso, n.º 891 – 18º andar
05423-901 – São Paulo - SP
Att.: Mr. Rogério Assaf G. Freire
Telephone: (11) 3097-4230
Fax: (11) 3097-1830
e-mail: rogerio.freire@unibanco.com.br

Banco Santander Brasil S.A.
Rua Amador Bueno, no. 474 – 3rd floor, Block C
04752-005 – São Paulo – SP
Att.: Mr. Ricardo Leoni
Telephone: (11) 5538-6792
Fax: (11) 5538-8252
e-mail: ricardoc@santander.com.br

Banco ABN AMRO Real S.A.
Avenida Paulista, no. 1.374 – 14th floor
01310-916 – São Paulo - SP
Att.: Mr. Ciro Giannini
Telephone: (11) 3174-6830
Fax: (11) 3174-6809
e-mail: ciro.giannini@br.abnamro.com

USE OF FUNDS

The funds raised by the Issue will be used to settle financial obligations of the Issuer maturing in 2005, and in particular to pay holders of debt notes (Eurobonus) issued by the Company with the following characteristics: (i) date of issue: July 28, 1997; (ii) date of maturity: July 28, 2005; (iii) principal: US$ 275.0 million, corresponding to approximately R$ 661.0 million on May 31, 2005; (iv) interests rate: 10% (ten percent) per year; and (v) periodicity of interest charges: half-yearly. If the funds are insufficient to pay off this debt due to varying exchange rates, the Issuer may have to use own funds. On the other hand, if the varying exchange rate leads to surplus funds, they will be used for payment of other debts maturing in 2005. Furthermore, the coordinating banks have provided a firm warranty for the placement in the total amount of the issue.

Since the funds to be raised will be used exclusively to settle previous financial commitments of the same nature, there are no expected effects on the total assets situation and earnings of the Issuer.

14.05 – INVESTMENT PROJECTS

EXPANSION AND MODERNIZATION PROJECTS
2005 – 2009 Period

EXPANSION

Water

• Maintenance of the current water supply coverage rate of 100% in assisted municipalities, including those recently added, through the implementation of 810,000 connections in the period of 2005/2009 to benefit approximately 2.85 million inhabitants.

	Water connection inventory ( x 1000 units)		Increment in 2005-2009 period
	2004 (Current)	2009 (Scheduled)	Total Connections	%
SPMR	3,850	4,230	380.0	9.9
Regional Systems	2,508	2,938	430.0	17.1
SABESP	6,358	7,168	810.0	12.3

• Metropolitan Water Program:
Projects of the 2nd stage of the Metropolitan Water Program (PMA II) were resumed in 2004 to complement the Works of the Metropolitan Water Program in the total amount of R$ 380 million financed by Caixa Econômica Federal. Paratinga Dam, which is part of Alto Tietê Producing System, started to be filled, and is expected to regularize more than 2.2 m³/sec and ensure better storage conditions for water supply. In CCO - SAM Operational Control Center, the Provisional Demand Model was designed and implemented, which is expected to optimize the pipeline system operation. An outstanding fact in 2004 was the extension of Cantareira System award for further ten (10) years, after a long negotiation process with Piracicaba, Capivari and Jundiaí Hydrographic Basin Committee.

In terms of regularity of supply by the Metropolitan Conveyance System, as indicated by IRA -Conveyance Regularity Index, the average value of 98.3% was obtained in 2004, which is classified as 'excellent'.

To comply with the population vegetative growth, some 95,000 water connections were made, thus maintaining the rate of water supply coverage of 100% in SPMR.

• Investment Program in Inland and Costal Areas:
Expansion and improvements in several water supply systems, including the implementation of some 59,000 new water connections until December 2004, to benefit approximately 195,000 inhabitants in several municipalities located in inland and coastal areas of the State, among which the following stand out: São José dos Campos, Santos, São Vicente, Bertioga, Guarujá, Registro, Cananéia, Iguape, Campo Limpo Paulista, Várzea Paulista, Itatiba, Cabreuva, Itupeva, Hortolândia, Mombuca, Elias Fausto, Paulínia, Monte Mor, Alto Alegre (Jatobá São Martinho), Fernandópolis, Indiaporã, Nova Granada, Riolândia, etc.

     Water production increased by 50 l/sec in production systems constituted of deep driven wells that currently account for 77% of water sources, and 55% of assisted communities, by sinking new wells in the communities of Cachoeira Paulista-Embaú, Joanópolis, Lins, Mairiporã, Nhandeara -Ida Iolanda, Oriente, Pirapora do Bom Jesus, Quintana, Santa Maria da Serra, and rehabilitating existing wells in the municipalities of Capela do Alto, Elias Fausto, Emilianópolis, Gália, Itapetininga - Conceição, Mombuca, Presidente Bernardes, Quintana, Salto de Pirapora, Sarapuí-Cocais, São José dos Campos, Flórida Paulista, and General Salgado.

Sewerage

• To increase population coverage rate from 77% to 78% through the implantation of 810,000 new connections (including those under Tietê and Guarapiranga Projects) to benefit approximately 2.6 million inhabitants.

	Inventory of Sewerage connections (x 1000)		Increment in 2005-2009
	2004 (Current)	2009 (Scheduled)	Total connections	%
SPMR	2,888	3,263	375	13.0
Regional Systems	1,859	2,294	435	23.4
SABESP	4,747	5,557	810	17.1

• Tietê Project: in 2004, an amount of some R$ 215 million was applied to the construction of 14 km of interceptors, 42 km of trunk collectors, 448 km of sewage collection networks, and 52,000 new residential connections; by December, the trunk collectors of Pirajussara Jusante, Antônio, Caxingui, Socorro-Marginal and the works of Grajaú Force Mains were concluded. Works of 247 km of sewage collection networks, residential connections (25,000 new connections), sewage interceptors (11 km), and trunk collectors (25 km) are underway.

• Invest Programs in Inland and Coastal Areas: implantation, expansion, and improvements of sewerage systems by the execution of approximately 53,000 new sewerage connection until December 2004 to benefit some 175,000 inhabitants in several municipalities, such as Taubaté, Pindamonhangaba, São Vicente, Itanhaém, Praia Grande, Peruíbe, Guarujá, São Lourenço da Serra, Barra do Turvo, Cananéia, Iguape, Serra Negra, Presidente Prudente, Presidente Epitácio, Campo Limpo Paulista, Várzea Paulista, Itatiba, Paulínia, Fernandópolis, Nova Granada, Águas de São Pedro, Laranjal Paulista, among others.

(amounts in R$ million)

Estimated Funds for Investments
	2005	2006	2007	2008	2009	Total
TOTAL SABESP	758	880	880	840	842	4,200
Note: 2005 - Annual Budget; 2006-2009 - Preliminary Values.

MODERNIZATION

New Regional Management Model

SABESP is today the result of the Management Model implanted by the current administration, comprising a decentralized organizational structure managed by regionalized Business Units based on its physical-territorial planning - hydrographic basins - which have proved to be the most effective sanitation management unit, and allow the economic-financial feasibility at regional level. The Company has improved the current Regionalized Management Model by focusing on the excellence of the final customer service through the implementation of prioritized macro processes; quality management programs involving the whole productive chain; review of approved Institutional Policies and implementation of priority Institutional Policies; a organizational structure consistent with the model assumptions; and an evaluation system that would lead to a synergy between the Senior Management and Business Units, including permanent evaluation and corporate control.

To provide technical support to the process of improving the Management Model improvement process, and ensure that the Company's actions are effectively consistent with the Strategic Guidelines specified in its planning process, SABESP started in 2004 the implementation of a management tool based on Balanced ScoreCard – BSC principles, which evaluates the Company's performance from four perspectives: (i) Finances; (ii) Customers; (iii) Internal Processes; and (iv) Learning and Growth.

That work also provides for the implantation of the Project Management Office – PMO, which is a form of organization constituted of individuals, processes, and systems to support the teams at the management of action plans of the portfolio of activities (macro actions) planned under the Balanced ScoreCard – BSC. To give priority to such initiatives, the Company is using the decision-making support method AHP – Analytical Hierarchy Process, which evaluates the projects according to such criteria as Strategic Impact, Complexity, and Urgency.

All this work associated with Strategic Planning and Management Support Mechanisms has been implemented in such a way to take another important qualitative step toward the Company's management.

Supplies

SABESP is the first public company to implant the Electronic Price Quotation System in the Internet, initially for purchase prices up to R$ 16,000, which gave it more agility and transparence in procurement of goods and reduction of costs by some 20%.

Several initiatives have been implemented for the optimization of Supply Systems, among which the following should be highlighted:

a)	Online SABESP Auction – Online SABESP Auction has given the bidding process more agility, transparence, in addition to an economy of approximately R$13,000,000.00 (thirteen million reais) in the year of 2004;

b)	Purchase of Electric Power in the Free Market - SABESP entry in the free electric power market saved the company the amount of R$ 4,400,000.00 (Four million and four hundred thousand reais) in 2004.

The following Projects are also in a design stage:
a)	Computerization of Chemicals Estimates;
b)	Electronic Evaluation of Material and Equipment Suppliers;
c)	Implantation of the Information Management System in the Qualification Department - on-line inspection;
d)	Implantation of "Homologated Product' concept in SABESP,
e)	Implementation of Suppliers' Technical Compliance Certificates in the Internet.

Business to Business (B2B) Quality Standard Award – For the second consecutive time, SABESP joined major public and private companies to receive a award in the category of "Public Services -Public Concessionaire'. The event is an initiative of B2B Magazine, Câmara e-net, and E-Consulting, which evaluated all works presented. SABESP was a winner with the Electronic Procurement Management System –SGL.

Human Resources

In the Human Resources area, the Participation in the Results Program was resumed, as a way to provide the Company with an effective, competitive staff management, and strengthen the personnel's skills, abilities, development, and commitment.

The implementation of the Corporate University fostered the development of skills that are essential to overcome corporate challenges, where priority was given to remote education. Capacity Building and Development results proved expressive, and included a total of 60,453 participations in field and remote activities, at a total hour load of 52,260 hours/man/training.

Management of People By Skills

The year of 2004 was characterized by the need to consolidate and enhance the Staff Management Model, which required consistent and accurate steps to prepare for the future.

In line with the most advanced market trends, SABESP has adopted since 2002 the Staff Management Model by Skills, which recognizes and adjusts the business objectives to staff development. This year, the model structure was reviewed to support the implementation of proposed improvements that would lead to the integration and better follow-up of the Company's staff management process.

Participation of Municipalities/Regionalization

The Regional Management System constituted of an Assembly of Mayors that elects the Regional Management Committee for each Business Unit, has enabled an extensive participation of the Conceding Party.

This Regional Management System has also been established in all Regional Business Units in the Department of Regional Systems and São Paulo Metropolitan Region.

The expressive and increasing participation of municipalities translates a significant political support to the Company's Management Model.

15.01 – ENVIRONMENTAL ISSUES

The difference between the different regions in the Country regarding employment opportunities and the providing of urban services, under conditions that cause a strong vegetative increment in the population, have caused a continued migration toward the Southeast, particularly to São Paulo, where the internalization of economic growth has confirmed the expansion of the Sate’s urban network. The intense process of urbanization within the State of São Paulo has generated considerable population masses which have settled on the edge of the large urban centers. These regions, which are deficient in social equipment and in sanitary infrastructure, have rendered environmental problems keener, deriving from a particular pattern of special occupation characterized by non-regulated human settlements and by an intensive contamination of natural resources.

Through the use of specific legislation, CONAMA has since 1988 been defining which are the sanitation works that need environmental licensing, and which require the elaboration of environment-related studies, which in turn must be submitted to the analysis of the State Office for the Environment – SMA, and to other agencies having jurisdiction over the matter so as to authorize the location, installation and the operation of sanitation projects.

Thus, in compliance with the new Environment Laws that are currently in effect, Sabesp has been aggregating environment-related aspects to the technical-economic ones so as to obtain better integrated treatment forms and a better approach regarding the environmental question faced by the Company.

The activities executed by the Company in the planning and the implementation of projects related to water supply, sewage impounding and treatment systems, as well as the dumping of effluents and the final disposal of residues are subject to a set of federal, state and local laws, decrees, as well as to the resolutions that have been enacted to protect the environment.

Within the State of São Paulo, control of environmental pollution, governed by State Law no. 997, dated May 31, 1976 is the responsibility of Cetesb, in the role of the agency that has been deputized by the Government of the State of São Paulo to perform this function.

The building and the operation of ETAs and of ETEs, as well as the dumping of effluents and the final disposal of residues derived from the treatment of sewers must comply with environmental standards that have been determined in the legislation currently in force, and to the environmental licensing provisions that have been defined, particularly State Decree no. 8,468/76 and Conama’s Resolution 20/86, which has been revised during 2004 and published as Conama’s Resolution 357 dated May 17, 2005, as well as State Decrees nos. 47,400-02/2002 and 47.397 -02/2002.

Moreover, irrespectively of the obligation to repair environmental damages that may be possibly caused, non compliance with environmental laws and regulations may result in the imposition of penal and administrative sanctions.

Pursuant Federal Law no. 9,605/98, physical individuals (among others while in the performance of their functions including the directors, administrators and managers of legal entities) may be punished by penalties restricting their rights and their freedom, and as far as legal entities are concerned, the penalties may vary from fines, rights restrictions and the rendering of services to the community. Administratively speaking, the sanctions may vary from warnings and fines until the total or partial abeyance of activities, which may also include the loss or the restriction of tax incentives and the canceling or the abeyance of lines of credit granted by official credit institutions, as well as the enjoinment against getting contracts from public institutions.

Environmental Licensing

The building, installation, expansion and the functioning of sanitation works that make use of environmental resources, and which may be construed as being effectively or potentially polluting (especially the ETEs) depend on prior environmental licenses.

The process of environmental licensing is made up of three stages, during which the environmental agency issues the following licenses:

(i) A Prior License which encompasses the preliminary stages of the project and which list the basic requisites that must be complied with during the location, installation and operation phases, in compliance with the norms for the use and the occupation of the soil.

(ii) An Installation License which authorizes the start of the implementation, according to the specifications of the executive project that has been approved, and

(iii) An Operating License which authorizes the start of the licensed activity and the functioning of control equipment, according to the terms of the previous licenses mentioned above.

When the undertakings that have been subject to the environmental licensing process, as result of their size, nature and peculiarity, may cause significant impacts on the environment, the environmental licensing process will depend on the approval by appropriate authorities of environmental impact studies, developed by professionals from different specialties.

By law, the Company is obliged to pay Cetesb or the Office of the Environment a fee for the analysis of its requirements and technical opinions regarding the environmental licensing process for their undertakings, the amount of which varies according to their complexity. In order to obtain the environmental licenses issued by Cetesb, the Company must pay a fee of 0.5% of the total cost of the implementation for each undertaking at the time the Installation License is being requested, plus a 0.5% fee when the Operating License is requested.

Institutional Environmental Policy and Environment Control Measures to be Taken by the Company

The mission of the Company is to universalize public sanitation services within the State of São Paulo and to provide quality services and products to the local and international markets, guiding itself (among others) by the commitment with environmental salubrity in a competitive and self-sustaining fashion, together with social and environmental responsibility. To that effect, the projects of the Company purport to abide by the following directives: (i) the rational use of and the sustained development of hydric resources; (ii) the conservation, protection and rehabilitation of the environment; (iii) the technical, economic-financial, environmental and social viability; and (iv) compliance with environmental laws that are part of the Institutional Environmental Policy of the Company.

To that effect, ever since 1995 the Company has been maintaining organizational units within its structure that are responsible for the development of environmental studies, procedures, programs and environment-related actions intended for the protection, rehabilitation and conservation of hydric resources in compliance with the norms and standards established by current environmental laws.

In compliance with environment-related laws in effect, in October, 1998, the Company instituted a program purporting to progressively regularize the status of its undertakings that had still to accomplish the environmental licensing process or which had not yet reached adequate environmental standards.

The Company intends to accomplish an important role regarding the environmental sanitation of the municipalities where it operates, properly fulfilling its obligations before relevant state and local public organs. The Company is also aware that with the progressive implementation of sewer impounding and treatment systems, and the melioration of the existing ones, and in congruence with its investments plan, it will become active in the prevention of damages to the environment in the sense of gradually downsizing the events of pollution caused by the sewer generated by the population of the cities being served, within its role regarding environmental sanitation.

Therefore, in order to insure that the Company’s actions are effectively aligned with the Strategic Guidelines defined in its planning process, Sabesp incepted in 2004 the implementation of a management tool based on the Balanced ScoreCard Principles (BSC) through which it evaluates the performance of the Organization from four different perspectives: (i) Financial; (ii) Client Related; (iii) Internal Processes; and (iv) Learning and Growth. Within this context, one of the strategic objectives was the preparedness directive to enable the Company to attain environment-related excellence, acting with social responsibility through a corporate environment management plan and a training program to manage the environment.

All this Strategic Planning work as well as the Tools Providing Management Support are being implemented so as to take one more important qualitative step toward the management of the Company.

The major environmental projects of the Company are listed to whit:

Major Environmental Projects

The Tietê Project

The Tietê River flows across the São Paulo Metropolitan Region and it receives the major part of the sewers garnered throughout the region. In 1992, after a popular movement that garnered over one million signatures, and which got the communication media involved, the Government of the State of São Paulo created the Project to Clean Up the Tietê River, the object of which was to progressively downsize the polluting load brought by the sewers of the São Paulo Metropolitan Region and dumped into the hydrographic basin of the Tietê River, and the Company was given the challenge to end the pollution caused by the sewers within the São Paulo Metropolitan Region.

As function of the grandiosity of the task, the Tietê Project has been divided into stages, the first of which has already been concluded by the Company. In order to develop the first stage (1992-1998), the Tietê Project benefited from investments made IDB, the Inter-American Development Bank. The Company prioritized the investments that provide the greatest social returns by building 1,500 km of sewer collection networks and 250 thousand new connections with the objective to prevent the sewers from having any contact with the population, thus improving the health of the population of the São Paulo Metropolitan Region. Three new ETEs were built as well (São Miguel, Parque Novo Mundo e ABC) and the treatment capacity of the Barueri Station was expanded. As a result of all this work, the sewer collection indexes went from 63% in 1992 to 80% in 1998. The treatment indexes went from 20% to 60% and the critical pollution stain on the waters of the Tietê, which had reached the Basing of the Mid-Tietê River in the Inland of the State of São Paulo receded over 100 km.

As an integral part of the first stage, the building of the Pinheiros outfall was concluded at the start of 2000, benefiting over 2.0 million people. With these works, 84 tons of sewer were blocked from being dumped into the Pinheiros River, being daily forwarded instead to the Barueri treatment station. A total of US$1.1 billion were invested in the works for the first stage, of which US$450 million were financed by the IDB, US$ 550 million were invested by the State of São Paulo and US$100 million were invested by Caixa Econômica Federal.

Sabesp is currently executing the second stage of the Tietê Project, which had its conclusion postponed from 2005 until 2007 as a result of the expansion of the scope of the program. The second stage involving funds in the amount of US$400 million initially envisaged the implementation of 1,200 km of sewer collectors, 140 km of interceptors and trunk-collectors, 290 thousand new home sewer connections and improvements in the treatment system, purporting to prevent “in natura” sewers from reaching the rivers and the brooks, thus optimizing the impounding and removal system so as to direct the effluents to the treatment stations, consequently promoting the use of its full installed capacity. Moreover, an industrial effluent control program has been envisaged through which 290 industries will be monitored by Cetesb. However, as result of the discounts obtained when the works were contracted, and due to the fluctuation of the US dollar, it was possible to expand the scope of the project by including a complementary construction works program which is currently undergoing bidding. The objective of the complementary works, valued at R$220 million is the same as that of the initial program.

The major areas for intervention during this 2nd. stage are located at the Billings Dam, at the Rio Pinheiros Basin and in the municipalities located West of the São Paulo Metropolitan Region. In 2007, with the conclusion of the civil works, indexes of 84% regarding collected sewers will have been reached for the SPMR (São Paulo Metropolitan Region), of which 70% will have been treated, taking into account the IBGE census for 2000. Until December 2004, some R$538 million had been invested in this program, which was incepted in 2001. This amount corresponds to US$ 186.2 million.

The civil construction works program that had been initially envisaged is having normal progress, complying with the envisaged schedule, whereby an advance of some 75% may be construed to have taken place.

Furthermore, continuity was given to environmental actions referring to:

- The Tietê River Water Quality Monitoring Program, as well as that of its major tributaries, with the objective to evaluate the results obtained for the works during the 2nd phase of the Tietê River Project regarding the quality of the rivers and the brooks located in the areas where interventions were taking place;

- Monitoring of the major sewer collectors;

- Environmental Education Program set up through covenants with Non Governmental Organizations.

Besides the aforementioned actions, an operational melioration program has also been included in the 2nd. Stage of the Tietê Project, with emphasis being placed on the 1st. stage of the implementation of the Geo-referenced Information System (GIS) at the SPMR, focused on commercial catering and service systems. This stage of the GIS has been practically concluded, and it was named SIGNUS. Some special studies have been envisaged as well, among which the ongoing Tariff Study should be mentioned.

Guarapiranga Program

The basin around the Guarapiranga Dam is a home to over 750 thousand people, who are concentrated predominantly on urbanized low standard housing areas. Guarapiranga is the second major water source for the SPMR, having been accountable in 2004 for the average production of 13.62m 3/s of water reserved for public use.

The large population density at the Guarapiranga Basin region has been causing ever increasing problems to the water quality found at the reservoir. Through the Guarapiranga Program, which involved several state and municipal agencies, the Company labored to expand the water impounding system and the removal of the sewers that were polluting the water, besides developing projects and technological studies to improve the quality of the services provided for the SPMR. This program has been concluded, although the Guarapiranga water sources are still a source of concern and of studies within the context of the Environmental Sanitation Program of the Water Sources on the Upper Tietê.

Environmental Sanitation Program for the Water Sources at the Headwaters of the Tietê River

Success regarding the actions taken for the Guarapiranga Program, conjoined with the ever increasing need to face the problems related to the quality of the water around the water sources at the SPMR, including the need to improve the services provided the poorer populations, has boosted the interest to develop a new and a more encompassing environmental sanitation program round the water sources making up the Tietê Headwaters Basin. The Billings and Guarapiranga basins are the major areas of concentration for this new initiative.

The so-called Headwaters Program is still in its preparatory stage, being coordinated by the State Government through its Office for Energy, Hydric Resources and Sanitation, and it has the participation of several public organizations including Sabesp itself, such as the Office for the Environment (Secretaria do Meio Ambiente), the Urban and Habitation Development Company (Companhia de Desenvolvimento Habitacional e Urbano), and seven municipalities located within the SPMR, including the Municipality of São Paulo itself. It is expected that the program will be co-financed by the World Bank. The Program Consulting Letter, with a global budged of US$342.5 million, of which US$114 million correspond to Sabesp’s share, was forwarded to be examined by the Ministry of Planning during March, 2004, and it was further subject to changes and sent back to said Ministry in August of the same year. In case the Program is approved, its implementation is envisaged to take place between 2006 and 2011.

Environmental Rehabilitation Program for the Baixada Santista Metropolitan Region

This Program will be implemented through a partial financing granted by the Japan Bank for International Cooperation - JBIC, to the tune of Í21,320 million (R$ 571.5 million), including funds provided by the Company to the amount of Í17,901 million (R$ 479.9 million), totaling an investment of Í39,221 million (R$1,051.4 million), aiming to eliminate the pollution existing at the Baixada Santista Metropolitan Region and to insure the supply of good quality water in sufficient quantity ((Í1.00 = R$ 0.026808 according to the currency exchange rate in effect on February 26, 2004).

The signing of a loan agreement between Sabesp and JBIC occurred on August 06, 2004, and it came into effect on December 03, 2004. This loan agreement has a term of 25 years, and the period of grace before the loan needs to start being paid is of 7 years, with an amortization in 18 years and interest rates varying between 1.8 and 2.5% per year.

At this time (April, 2005) a Program Management agreement is being formalized, and approval of the bidding notice by JBIC is being awaited to start on the component parts of the Program.

Rehabilitation of the Cantareira System

In order to build the Cantareira System, several interconnections using tunnels and channels were accomplished in 1967, connecting the several dams that supply this system. The works that were executed to build the Cantareira System required the removal of clay and of rocks, causing an impact over the environment that has become ever more serious as time goes by. Since 1996 the Company has been developing a rehabilitation project for the soil and to reseed the degraded areas surrounding some of the dams of the Cantareira System. Between January and July 2004 alone 28,515 “borrowed” seedlings were planted and replanted, and 167,291 planted seedlings have been maintained. During this period two more hydraulic terraces were built to contain erosion, besides the maintenance and the planting of grass on these terraces. Between planting and replanting, Sabesp has brought in a total of 445,400 seedlings.

Forest Nurseries

The nurseries are essential elements for the rehabilitation of the environment and for the conservation of live resources aimed at sustainable development. Within this context, Sabesp is maintaining Forest Nurseries at Vargem and Morro Grande, where the garnering and the beneficiation of seeds is taking place and where tree props are made, generating a productive capacity of 40 thousand seedlings per month. All this investment purports to attain a natural balance around the areas surrounding the water sources so as to insure the quality of the water and the health of the population, besides enabling the Company to accomplish cooperation agreements such as the agreement celebrated between the Company and the International Consortium of the Hydrographic Basins for the Piracicaba, Capivari and Juniai Rivers for the donation of 200,000 tree seedlings. 45,000 seedlings of forest trees were produced in 2004, and some 250,000 seedlings underwent maintenance.

Jaguarí Environmental Education Center– CEAJ

Inaugurated in 2002, the Jaguari Environmental Education Center – CEAJ encloses an amphitheatre big enough to accommodate 90 people, as well as other installations that are adequate for environmental education activities. During 2004, CEAJ received the visit of 1,500

Elementary and High School students from the municipalities around the area. Also in 2004 a Summer Course was held – Environmental Health and Education, which had the participation of 500 professionals working at several regional segments and institutions.

Technical-Scientific Term of Cooperation Between Sabesp and PUC-Campinas

In 2004 the Company gave continuity to the set of activities deriving from the Technical Scientific Term of Cooperation celebrated between Sabesp and PUC-Campinas, purporting to carry out environmental studies related with the water fauna living at the Jaguari, Jacarei and Paiva Castro dams, located within the Cantareira System.

PURA – Rational Water Usage Program

Water is a vital element for both human beings and for the environment, being important both economically and culturally speaking. Water, however, is finite, and therefore, an unlimited consumption of this natural resource is not possible. Water is increasingly becoming scarce to cater to the needs of the large metropolises. This is due to their demographic growth and the change in consumption patterns.

In order to be able to control this situation, Sabesp has adopted an incentives policy regarding the rational usage of water which requires cultural changes to make the population aware of the problem. Thus, PURA is a program used to fight waste, and its paramount objective is to insure the supply of water and the maintenance of the life quality of the population, promoting the downsizing of consumption and the conservation of hydric resources, and consequently, by minimizing the need for new investments, since most of the times it allows the postponement of large scale civil works. In order to achieve this, PURA is acting on several fronts:

  Through the implementation of different plans, programs and projects to save water at different types of buildings by adopting technological and educational techniques;

  Through the execution of civil works to save water in different types of buildings by the adoption of viable technological techniques for said buildings;

  Through the development and the commercialization of the software used as a tool to manage water consumption, which may identify in real time leakages or water wastes deriving from the poor usage of water;

  Through the development of actions aiming to change habits and the abusive usage of water during the normal people’s daily activities, through educational and environmental campaigns;

  Through the implementation and revision of laws before congressmen, including the rules and technical norms guiding the manufacture of water saving equipment used in buildings;

  Through the participation in work groups aiming to render viable the change of building water projects, ranging from the hydraulic parameter used to civil construction codes;

  Through incentives for the maintenance of a rational water usage program taught at state and municipal school networks in the state of São Paulo;

  Through the publication of Decree 48.138, dated October 08, 2003, which incepted a series of measures to avoid wastage of treated water by public agencies, state controlled companies and foundations operated by the government of São Paulo;

  Through the viability of financial resources to implement the PURA program within 50 state- operated schools, the consumption per capita whereof quite exceeds the amount expected and recommended by the manuals. This work will be used as a pilot project, purporting to evince expressive water savings and the viability of the project which should be replicated among the other State-operated schools (Financed by FEHIDRO – State Hydric Resources Fund (Fundo Estadual de Recursos Hídricos). This project has been ongoing ever since September, 2004;

  Through SE Resolution 24, dated March 17, 2004, which instituted the “Water is Life” campaign within the state school network, which will pay a prize of R$20,000.00 to the school saving most water;

  Through the development and the availability to Sabesp’s employees of a Virtual Course about the Rational Usage of Water, offered by Sabesp’s Corporate College. This Course will be made available to the population at large through Internet;

  Through training trough a Course on Leakage Research and the Rational Use of Water, a free course with a 4-hour duration, offered at the training centers distributed throughout the SPMR by the East, West, Center, North and South Business Units. The enrollees are taught as to the scarcity of hydric resources and about practices for the proper usage of water, as well as about leakage research techniques.

The implementation of the PURA Program was also concluded in 2004 at the State of São Paulo Legislative Units (Unidades da Assembléia Legislativa do Estado de São Paulo) (ALESP) and at the State Civil Service Medical Assistance Institute (Instituto de Assistência Médica ao Servidor Estadual) (IAMESPE).

The tasks for the implementation of the PURA Program at the Army’s General Hospital (Hospital Geral do Exército) (HGE) in the district of Cambuci were also stared in March of 2004, and the internal sectorization stage, and the acquisition of instruments and tableware has also been concluded.

The Engineering Services Agreement for the implementation of the PURA program at PRODESP’s headquarters, and at 5 POUPA TEMPO (Time Saving) Units (Santo Amaro, Sé, Itaquera, São Bernardo and Guarulhos) is at the bidding stage and regarding FEBEM (Tatuapé Unit) the agreement is at the signing phase.

Incentives Program to Reduce Water Consumption

During the dry period in 2004, Sabesp implemented the Incentive Program to Reduce Water Consumption within the São Paulo Metropolitan Region, which became known as the “Water

Bonus” program, giving a 20% discount on the water bill to people who would save water between March and September.

The population responded in a positive fashion to Sabesp’s appeals to reduce water consumption, and the result was that 50% of the water customers attained the reduction goals that had been established by Sabesp (20% below the average for the same period in 2003) and over 20% of the water customers reduced their consumption even if they failed to reach Sabesp’s goal. This response by practically 70% of the population enabled the savings of over 27 billion of liters of water during the period, and it contributed to minimize the risks of a crisis in water supply.

Planned Water Reutilization

Reutilization occurs when water is used more than once, after having been adequately treated. Planned water reutilization is part of a global program recommended by the United Nations and by the World Health Organization. This program purports to attain three important elements which also coincide with Sabesp’s objectives: the protection of public health, the maintenance of the integrity of the ecosystems and the sustained usage of water.

Among the countless advantages behind water reutilization, one could mention the downsizing of the gross water volume obtained at the water source. Each liter of reused water represents one liter of drinking water destined to a more noble purpose: human consumption.

Water to be reused which is currently being produced and made available by the sewer treatment stations may be used to wash the streets and the yards, for general irrigation and to irrigate green areas, to unclutter the sewer grid and that used to drain away rain water, to settle down dust at construction sites and to prepare concrete.

The supply of reusable waters by Sabesp is already a reality: The project began with Coats, a company manufacturing Current Lines (Linhas Correntes) which uses the treated effluents generated by ETE Jesus Neto for the washing and the dyeing of its products. This water is transported over cast iron tubing 800 meters long, with diameters ranging from 150 to 200 millimeters. In May, 2001, the municipality of São Caetano do Sul started washing its streets after the street markets had closed down, and it waters its gardens using the water obtained from the ABC Sewer Treatment Station.

At the start of 2002, the municipalities of Barueri and Carapicuíba also started using reusable water. In July of 2002 an agreement was signed to supply up to 172 thousand liters of reusable water per day to several construction companies. This water is pumped from the ABC, Barueri and Parque Novo Mundo stations into water trucks provided by the companies. In August, 2002, the Reusable Water Reservation Center (Centro de Reservação de Água de Reuso) was inaugurated at the ABC sewer treatment station with the capacity to store 50 thousand liters.

As a result of what has been said, still in 2002, Sabesp reached a new diagnostic and the respective mapping of the utilization of reusable water, obtained through a network from industrial plants located in the SPMR. This study shows that there will be a demand for 673 liters per second in 2005 at the ABC and São Miguel water treatment stations (the most meaningful potential market), and of 878 liters per second in 2025. An investment of R$ 70 million will be needed to implement this program.

An agreement was signed in 2003 with the Municipality of São Paulo for the wholesale supply or reusable water, which was being produced at the ABC (188m3/day), Barueri (158 m3/day) and Parque Novo Mundo (263 m3/day) sewer treatment stations, thus going ahead with the expansion of the water reutilization program within SPMR.

In March of 2004 the municipality of Diadema started using reusable water when it signed an agreement for the supply of up to 100 m3/day of water.

Agreements with service providers were also signed in 2004 for the installation of Comgás’ pipes. This action was actuated by the company which states that this type of usage is an alternative that is correct from an environmental point of view.

Inland

SABESP is active in 330 municipalities located in the Inland and on the sea coast of the State of São Paulo, and during 2004, it is expected that R$133 million will be invested by the Regional Systems Directorate (R), which until November of 2004 had already invested R$108 million. In regards to all these accomplishments we should stress the evolution of the following activities: In 2002, Sabesp got its Version 2000 ISO 9001 (Quality and the Environment Management System) Certificate for the entire municipality of Franca, which became the first Brazilian city to get such a certification for 100% of its basic sanitation system.

In 2003, Sabesp went ahead with the implementation of the Quality and Environment Management System within the context of the Regional Systems Directorate, which is in its final Version 2001 ISO 9001 certification stage, and which includes 21 cities, such as São José dos Campos, Santos, Lins, Registro, Caraguatatuba, Botucatu, Presidente Prudente, Itapetininga, Avaré, Itapeva, and São João da Boa Vista, among others. The following chemical analysis laboratories are part of the scope of said certification:

- Santos – Business Unit Baixada Santista
- Caraguatatuba – Business Unit at the North Shore
- Registro – Business Unit at Vale do Ribeira
- Botucatu – Business Unit at Mid Tietê
- Lins e Fernandópolis – Business Unit at the Headwaters of and at Larger Tietê
- Presidente Prudente - Business Unit at Lower Parapanema

Besides the above, the following sanitary control laboratories have been accredited by INMETRO for the ISO-17025 Laboratory Quality System:

- Franca - Pardo and Grande Business Units
- Itapetininga – Business Unit at Alto Paranapanema
- São José dos Campos – Business Unit at Vale do Paraíba

In 2004, Sabesp went ahead with the implementation process for the Environment and Quality Management System within the context of Regional Systems Directorate which is at its final Version 2001 ISO 9001 certification stage, which includes an additional 72 cities:

On September, 17, 2004, ETE Limoeiro was inaugurated in the city of Presidente Prudente, having a nominal capacity to treat up to 529 liters per second of effluents. Coast:

• Continuation of the Environmental Submarine Outfall Monitoring Program at Ilha Bela and Guarujá;

• An agreement was signed with JBIC to execute the environmental pollution clean up project at the SBMR at Baixada Santista.

Management of the Environment and Social Responsibility

In 2004 the Company went ahead with its regular technical and administrative proceedings, aimed at the licensing of its undertakings from an environmental point of view, beginning with the elaboration of the appropriate environmental projects, studies and reports as instruments used for the planning of the Institutional Environmental Policy (Política Institucional Ambiental) to be followed by the Company.

Several activities have been developed to expand and to diversify the actions taken to protect public health from an environment and social responsibility points of view, improving the basic sanitation projects using the best planning and management techniques, taking into account the environmental aspects existing in all the stages of its undertakings.

The Social Responsibility of the Company

The Strategic Planning Process defined the “recognition as a company that is socially responsible” as one of the Strategic Objectives for the Balanced ScoreCard (BSC), setting up indicators and social responsibility objectives for the Company. Thus, in the search of a unique reference point that could be used to guide Sabesp’s actions in this matter, a consensus was reached that this was the right point in time to go ahead with the implementation of a Corporate Social Responsibility Program which would focus in articulating the actions that are today being accomplished by the several directorates.

The Sabesp Social Responsibility strategic direction movement started with the setting up of Institutional Directives, Values and Principles of Collective Action, all of which was achieved in a participative fashion, involving directors, managers and the Social Responsibility Group encompassing the representatives of all the areas of the Company, seeking to convey the Sabesp way of doing business, standing on the social responsibility vision and on sustainability. The Sabesp Social Responsibility Institutional Directives are as follows:

1. To align and to integrate Social Responsibility Practices, supported by a vision of sustainability.
2. To permanently disseminate the concepts of Social Responsibility and those of Sustainability.
3. To articulate the different types of public to which the Company relates as being co-responsible for Sabesp’s Social Responsibility.
4. To monitor and to evaluate the Social Responsibility Program in order to attain its continued improvement.

5. To integrate the company with the public to which it relates

The year of 2004 acted as the stepping off stage for countless social-environmental actions involving actors from the entire Sabesp universe. These actions derived from two vectors: the first oriented toward employees, their familiars and dependents and the second oriented to the benefit of the outside community living in the areas where Sabesp operates. Hundreds of professional people were mobilized from the most varied areas located around the 143 Social Responsibility Projects, of which 75% are outside community oriented and 25% are oriented toward the internal community, of which one could mention the following environment-related projects that formed the basis for the Social Evaluation of the Company in 2004:

- Sanitation cycle – Clay Model
- Sabesp Club
- Environment-oriented Education, the Environment and Hydric Resources
- Environment-related Events: The International Water Day, the International Environment Day, Tietê River Day and the Interamerican Water Day
- Water in the Schools Project
- The Caracol Project
- The Futurágua Project
- The Sabesp Health Project
- Sabesp Ensina (Sabesp Teaches)
- Puppet Show
- Every Day is an Environment Day
- The Purinha Trail
- A Visit to the Leakage Research Room
- Human Rights and Action Day
- Agenda 21
- Training of Multipliers
- Discover Sabesp Program
- PURA Instructor Training
- PURA
- Clean Garbage

Technical Development Having Environment-Related Objectives

Technical Development is focused on the operational and environmental demands inherent to corporate strategies, seeking technical solutions, and aiming to downsize costs and to resolve both technical and environmental problems. The contribution toward the Loss Reduction Program is an example of this, achieved by using the macro measurements and by training the Technical Body involved in this activity in the São Paulo and in the Baixada Santista regions. Another example could be the expansion of the alternatives to dispose of treatment residues, by:

(i) using the mud from the ETEs in reforesting efforts, in the growing of maize, coffee, banana and pupunha palm tree;
 (ii) research on how to reuse effluents from treatment lagoons to irrigate and to fertilize;
(iii) a study for the use of the mud obtained from the ETAs in the ceramics industry and in landfills.

Rationalization of the Use of Electric Power and its Costs Reduction

In 2004 Sabesp bought part of the electric power needed for its process on the Free Market, which propitiated a downsize in costs of R$10 million for the year. The actions deriving from its energy efficiency program and operational optimization resulted in additional savings of R$ 4 million. The Company celebrated a covenant with Eletropaulo worth R$ 3 million to implement energy-efficient projects in the SPMR. It ranked in the 1st. place among the 29 ongoing projects throughout Brazil regarding the “Public Call Process for Conservation Projects and the Rational Use of Electric Power and Water in the Environment Sanitation Sector”, carried out by the Ministries of the Cities and Mines and Energy, which resulted in a covenant celebrated with Eletrobrás/Procel-Sanear in the amount of R$ 1.3 million, of which R$700 were provided by Eletrobrás as goodwill fund.

Monitoring of the Quality of the Water at the Water Sources in the SPMR

Water sources and the hydric resources within the respective hydrographic basins of the productive systems that supply the SPMR are monitored, and 159 control points are being evaluated, including the control of the impounding of water originating in the large water sources. Focus is placed on the following major aspects:

- The evolution of the water quality as time goes by;
- The identification of the areas where the water has been compromised the most;
- Seasonal quality standards; and
- Compliance of water quality with legal standards.

55,706 analyses were made in 2004, representing the totality of physical-chemical, organic, hydrologic and microbiologic parameters, by adding up the results from all the monitoring points being analyzed.

Other Environment-Related Actions

Also included in the roster of environment-related actions accomplished during 2004, we could also emphasize:

Within the São Paulo Metropolitan Region:
  A continuance of the covenant with USP/IEE/Cenbio to study how to use sewer biogases.
  As a result of the efforts expended to rehabilitate the environment, four Sewer Treatment Stations (ETEs) got Operating Permits in 2004: the Headquarters and Remédios ETEs in Salesópolis, and the ETEs located in Biritiba Mirim and Pirapora do Bom Jesus.
  Environmental Education: Sabesp concluded the Educational Center and the Diffusion of Environmental Technologies Projects for the Conservation of the Ecosystems located within the Basin of the Upper Tietê River, and it went ahead with a series of activities (the Caracol Project and the Colored SABESP Project), as well as initiating other projects: Agenda 21 for the Surroundings; Discover SABESP, Futurágua; My Neighborhood, My Home, Program and Workshop to Minimize Residues; Sabesp Providing Health; Sabesp School; Leakage Research Room.
  An Environmental Education Program (Sabesp Educando - Sabesp Teaching) were formulated regarding Human Rights at the Cotia-Guarapiranga and Billings-Tamanduateí Basins. This program graduated 280 people among educators, leaders and technicians employed by the Municipalities of Embu, Embu Guaçú, Ribeirão Pires and São Paulo.

  Operations Maintenance System for Mud Densification and Dehydration at ETA Taiaçupeba;
  The obtaining of a Prior Environmental Permit to install an Exclusive Landfill where the residues generated in the Mud Densification and Dehydration System at ETA Taiaçupeba would be dumped;
Corporate Environmental Actions:
  Conclusion of the Analysis, Management and Communication Regarding Environmental Risks Procedure (which was under development);
  An Integrated Solid Residues Management Plan (under development);
  The Company participated as a co-founder at the Cleaner Paulista Manufacturing Round Table, and as an organizer for the 2nd . Paulista Conference for Cleaner Manufacturing, aiming to consolidate cleaner manufacturing and to adopt the social-environmental responsibility within the State of São Paulo;
  Sabesp participated in the Conama Group, which was responsible for the Revision of Conama’s Resolution 10/86.
AWARDS RECEIVED

As recognition for the efficiency and the quality of the services rendered by Sabesp, several awards were granted to the Company, namely:

  VALOR 1000 Award and Seal, granted by Valor Econômico Magazine for Sabesp having been the champion in 2004 in the “Water and Sanitation” sector.
  Top Social 2004 award, granted ADVB - Associação dos Dirigentes de Vendas e Marketing do Brasil (Sales and Marketing Managers Association) for the “Conscientious Social Responsibility” project which portrays the commitment of the Company to the subject and which garners all the projects that have been developed on behalf of social responsibility.
  Amanco 2004 Award - "Sabesp - Responsabilidade Social Consciente" (Sabesp – Conscientious Social Responsibility);
  Empresa Cidadã Award – granted byt the Marketing and Business Institute for the study “Social Responsibility – Sharing Experiences”)
  Guia Exame de Boa Cidadania 2004 Award – Sabesp had 15 social projects approved to be published in the next edition of Guia Exame de Boa Cidadania (Exame Guide for the Proper Accomplishment of Human Rights).
  "Benchmarking Ambiental Brasileiro” Award: Given for the work “Sustainable Sanitation – Management of Solid Residues” which deals with the process of how to dispose of the mud produced at the Alto Paranapanema Business Unit – RA, and the Pardo and Grande (RG) Business Unit.
  Água e Cidade Award resulting from the savings in water consumption and for the Company’s work regarding the in-house water consumption developed by the Eastern Metropolitan Directorate Business Unit (Unidade de Negócio Leste da Diretoria Metropolitana), through which water consumption was reduced from 81 to 46 liters per employee per day from 2003 to 2004, in compliance with the Resolution put out by the Energy, Hydric Resources and Sanitation Office which determines a maximum consumption of 50 liters of water per day per employee.

Through these examples, it may be seen that Sabesp ended 2004 by developing projects and promoting social and environmental far reaching actions, besides the several initiatives of environmental education implemented by its Business Units.

Such measures have served to consolidate an Environmental Program within the Company the object of which is to allow a gradual reduction of the demand on the environment, and to foment a sustained increment of the legal compliance levels within the Organization.

16.01 – LEGAL PROCEEDINGS WORTH OVER 5% OF NET ASSETS OR NET PROFITS

1 – ITEM	2 – DESCRIPTION	3 – % Assets	4 – % Profits	5 – Provision	6 –Amount (Worth)
01	LABOR RELATED	0.00	0.00		0
02	FISCAL/TAX RELATED	0.00	0.00		0
03	OTHERS	1.23	19.02	YES	97,586

18.01 – BYLAWS

THE BYLAWS OF SABESP

BYLAWS

CHAPTER I

NAME, VENUE, PURPOSE, AND DURATION TERM OF THE COMPANY

ARTICLE 1 - COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP, is a domestic corporation duly organized and existing pursuant to State Law No. 119, of June 29, 1973, shall be governed by these Bylaws and applicable legal provisions.

   Sole paragraph – The Company is a result of a merger between Companhia Metropolitana de Águas de São Paulo (COMASP) with Companhia de Saneamento Básico do Estado de São Paulo (SANESP).

ARTICLE 2 – The nature of business of the Company is to plan, implement, perform and operate safe sanitation services in the State of São Paulo, including water catchment, delivery, treatment and distribution, including sewer (waste-water) collection, treatment and final disposal, to provide any such services and any direct or indirect benefits thereof, and providing any services in connection with the nature of its business, both in Brazil and in foreign countries; and hold interest in other entities of which the state government is a shareholder or a member, either directly or indirectly.

ARTICLE 3 –The Company has its principal place of business and jurisdiction in the city of Sao Paulo, State of Sao Paulo, and it may open, keep and close down any branches, chapters, agencies or offices anywhere in the territory of the State of São Paulo, at the Board of Director's sole discretion.

ARTICLE 4 – The Company shall exist in perpetuity.

CHAPTER II

CAPITAL, SHARES AND SHAREHOLDERS ARTICLE 5

ARTICLE 5 – Capital stock is Three billion, four hundred and three million, six hundred and eighty-eight thousand, five hundred and sixty-five Brazilian Reals and twenty-three cents (BRL 3,403,688,565.23), fully paid-up and subscribed, divided into twenty-eight billion, four hundred seventy-nine million, five hundred seventy-seven thousand, eight hundred twenty-seven (28,479,577,827) common, registered and book-entry shares, without par value.

   Paragraph 1 - The capital stock shall be represented by common shares only. The shares are indivisible and each individual share shall have the right to one (1) vote in Shareholders' Meetings.

   Paragraph 2 - The Company may charge, or cause the entity which is the depositary or custodian of the registered shares owned by a shareholder to charge from the shareholder the cost involved in transferring stock ownership, subject to the limits set out by the Brazilian Security Exchange Commission ("CVM").

ARTICLE 6 – The State Government Secretariat of Finance shall at all times hold the absolute majority of the Company's common shares.

   Paragraph 1 – No founder shares shall be issued for any shareholders or others.

   Paragraph 2 - Subject to the provisions of this Article, any natural persons or business entities, whether private or state-owned, may hold Company stock.

ARTICLE 7 - Subject to a resolution approved by the Board of Directors, and upon the approval of the Fiscal Council, the Company will issue shares of stock for the maximum amount of four billion and one hundred million of Brazilian Reals (BRL 4,100,000,000.00), represented by forty billion (40,000,000,000) common shares, notwithstanding any changes in the Company Bylaws and subject to the legal limitation of action provided herein.

   Paragraph 1 - Subject to legal provisions and to the provisions of these Bylaws, the Board of Directors is in charge of making the resolutions in connection with the issue, placement, subscription in cash or credit and the pay-up of any shares of stock that are issued and will determine in writing:

a) the number of shares to be issued,

b) the means and conditions of related subscription,

c) the conditions, term, and number of payment installments, subject to the provision set forth in caput of article 8,

d) the minimum price at which shares may be placed or subscribed, subject to legislation in force, and

e) the term for placement or subscription of share issue.

   Paragraph 2 - The issue of stock to be paid-up in property shall have the prior approval in a Shareholders' Meeting.

   Paragraph 3 - Any reports in the Company's capital stock shall include at all times both the subscribed and paid-up amounts.

ARTICLE 8 - Any stock that is acquired or subscribed in capital increase efforts shall be in compliance with the terms and conditions set forth by the Board of Directors, and any amounts in connection thereof may be paid over in installments.

   Sole paragraph – Any shareholders who fail to pay up stock under that terms and conditions established in the subscription letter shall be subject to delinquent interest of one per cent (1%) per month, plus restatement according to an index that is applicable to corporate stock and a penalty that is equivalent to ten per cent (10%) of the amount in arrears.

ARTICLE 9 – In case of capital increase or the issue of convertible debentures and/ or the issue of subscription bonus upon private subscription, the shareholders shall be entitled to preemption rights to the extent of the number of shares owned by individual shareholders, subject to the provisions of Article 171 of Law 6,404/76. The preemption rights shall be exercised within the 30-day period after the publication of the minutes of the Shareholders' Meeting or of the publication of notices in the State Government Gazette.

   Sole paragraph – After the thirty-day period for exercising the preemption rights set out in the heading of this article has expired, the Office which is in charge of the issue will decide about the disposal of any remaining unsubscribed stock.

ARTICLE 10 - Subject to a resolution approved by the Board of Directors, and subject to the approval of the Fiscal Council, the Company may purchase stock issued by it for the purpose of canceling any such stock or for keeping it as treasury stock or alternatively for its resale or replacement in the stock market, subject to the standards issued by the Security Exchange Commission ("CVM") and any other applicable legal provisions.

CHAPTER III

MANAGEMENT

ARTICLE 11 – The following are Company’s management bodies:

I - The General Meeting;
II - The Board of Directors;
III - The Executive Board.

TITLE I

GENERAL MEETING

ARTICLE 12 - The Shareholders Meetings shall take place on an annual basis, no later than four (4) months after the end of the fiscal year for the purposes that are set out in the applicable legislation and in these Bylaws, and, on a special basis, for any purpose as deemed necessary to discuss shareholders' issues, as called by the Board of Directors, the Executive Board, the Fiscal Council or the shareholders, according to the provisions of law.

   Paragraph 1 – The Shareholders Meeting shall be called by a notice, to be published no later than fifteen (15) days prior to the meeting date, on a first call, and no later than eight (8) days prior to the meeting date, on a second call.

   Paragraph 2 – All documents to be reviewed or discussed in Shareholders Meetings shall be made available to the shareholders at the São Paulo Stock Exchange ("BOVESPA") and at the Company's principal offices, from the date the first notice of the meeting is published as provided in the above paragraph.

   Paragraph 3 - The Shareholders Meeting shall be chaired by the Board of Directors’ Chair or by his deputy, who will choose a secretary among the shareholders presents.

TITLE II

BOARD OF DIRECTORS

ARTICLE 13 – The Board of Directors shall be composed of at the least five (5) and at the most ten (10) members, Company’s shareholders, elected by the General Meeting, subject to the provision of article 239, caput of Law No. 6,404/76, and their fees and other benefits shall be defined whereby.

   Paragraph 1 - Among the members of the Board of Directors elected at the Shareholders' Meeting there will be one (1) Chairman, one (1) Deputy Chairman, who will deputy the Chairman upon his absence or disability.

   Paragraph 2 – The name of one of the members of the Board of Directors shall be suggested by the Employee Representative Committee for review in the Shareholders Meeting.

   Paragraph 3 - Any employee to be elected as an Employee Representative Committee Member shall have been a Company employee for a minimum of two (2) years.

   Paragraph 4 – A member of the Board of Directors may be elected by a separate vote in the Shareholders Meeting for the majority shareholders representing at least 15% of the total Company stock, except for the majority shareholder, subject to the provisions of paragraph 4, Article 141 of Law n° 6,404/76.

   Paragraph 5 – Notwithstanding the fact that the minority shareholders cannot reach the percentage referred to in paragraph 4 above, their representation in the Board of Directors is guaranteed pursuant to Article 239 of Law n° 6,404/76.

ARTICLE 14 – The term of office for the members of the Board of Directors shall be one (1) year, re-election being permitted.

   Paragraph 1 – The members of the Board of Directors shall assume their offices upon the execution of their tenure in the Board of Directors Minutes and shall, at the inception and at the expiry of their terms of office, submit a statement of assets, as provided by the applicable laws.

   Paragraph 2 - Upon the expiry of their term of office, Board of Directors members shall remain in office until their successors assume their respective offices.

   Paragraph 3 – In case of a vacancy in the Board of Directors, a Shareholders' Meeting shall be called to elect a replacement for the remaining term of office.

   Paragraph 4 - The Chairman of the Board of Directors shall be replaced by the Deputy Chairman or, in the latter's absence, by another board member appointed by him.

   Paragraph 5 – In the case the office of the Chairman of the Board of Directors is vacant, the Deputy Chairman shall assume office, and the latter will remain in office until a new Chairman is elected in a Shareholders' Meeting.

ARTICLE 15 - The Board of Directors shall monthly meet, on an ordinary basis, and extraordinarily, whenever summoned by its Chairman or by deliberation of the majority of its members, or even, by request of the Executive Board.

   Sole paragraph –The Board of Directors meetings shall be only convened with the attendance of the majority of its Members, and resolutions shall be taken by majority of attendees, and the Chairman or his/her substitute, in case of a draw, shall be entitled to cast a second vote.

ARTICLE 16 - The Board of Directors shall be responsible for:

I – setting up the guidelines of the Company’s business;

II – electing and removing Executive Board Members from the Company and setting their roles, subject to the provision in the Company’s Bylaws;

III – supervising the Executive Board’s actions and inspecting Company's books and documents at any time; requesting information on any agreements that were executed or any agreements that are about to be executed and any other actions reviewing, at any time, the Company’s books and papers, requesting information on agreements entered into or about to be entered into and any other acts;

IV – calling a Shareholders' Meeting as it deems adequate or according to the provisions of Article 132 of Law n° 6,404, of December 15, 1976;

V - making comments on the administration report and the Executive Board's accounts, including any plans and financial budgets and the execution of works, whether yearly or multi-yearly;

VI - resolving on the issue of stock as provided in Article 7 of these Bylaws;

VII - authorizing the disposal of real property, as provided in the applicable law, including the provision of collateral, lien on property and any third-party covenants;

VIII – appointing or removing independent accountants;

IX - resolving on the issue of unsecured non-convertible debentures. As respects the other types of debentures, resolving on whether to issue debentures, on the terms and conditions for subscription and placement and the types of debentures to be issued; the time of issue, the conditions for the payment of interest, of profit payout and the debenture redemption premium, if any, upon expiry, including expiry, amortization and redemption conditions for any such debentures, as previously agreed in the Shareholders' Meeting;

X – assigning to a Executive Board Member the investor relation function, whether or not in addition to any other executive functions; investor relations include provide information to investors, to the Security Exchange Commission and to the Stock Exchange in which the Company is listed, as provided in the applicable laws;

XI - taking resolutions, as recommended by the Executive Board, on external financing upon the issue of promissory notes as securities (as regulated by the Brazilian Currency Board as “commercial papers”).

ARTICLE 17 - The Company shall have an Audit Committee composed of three Board of Directors Members, who shall jointly comply with the requirements of independence, technical expertise, and availability of time.

   Paragraph 1 - A Board of Directors Member shall be deemed as an independent party provided that:

a) he/she has no other professional, functional, or contractual relationship with the Company or subsidiary, controlled or affiliated companies, except for any interest in capital or in the capacity of public service users;

b) he/she has no professional, functional or contractual relationship with legal entities providing services to the Company or subsidiary, controlled or affiliated companies;

c) he/she is not engaged in any stable union, is a spouse or an up to second-degree relative of the any administrators of the Company, or of the subsidiary, controlled or affiliated companies, as well as of any legal entity which fall into the situations described in the foregoing items.

  Paragraph 2 - In addition to complying with the provision in the foregoing paragraph, at least one of the Board of Directors Members to take part in the Audit Committee shall not:

a) have, or had in the last three years, any professional, functional or contractual relationship with the direct or indirect management of the State of São Paulo, except for any possible interest in the capital of controlled companies or in the capacity of public service users;

b) have any professional, functional or contractual relationship with legal entities providing services to the direct or indirect management of the State of São Paulo;

c) be involved in a stable union, or be the spouse or up to second-degree relative of an individual who fall into the situations described in the foregoing items.

   Paragraph 3 - All Audit Committee members shall have sufficient technical expertise in accounting and financial issues, and at least one of them shall be knowledgeable in the accounting principles generally accepted in the United States (US-GAAP) and experienced in the review, preparation and assessment of financial statements, and have knowledge of internal controls and market information disclosure policies.

   Paragraph 4 - The minimum time availability required for each Audit Committee member shall correspond to thirty (30) hours per month.

ARTICLE 18 - The Audit Committee members may be appointed concurrently to their election for the Board of Directors, or by means of a subsequent resolution by the Board of Directors itself.

   Sole paragraph –The Audit Committee members shall exercise their duties during the time of the respective term of office as Board of Directors Member or until resolution to the contrary of the General Meeting or of the Board of Directors itself.

ARTICLE 19 - The Audit Committee shall be responsible for:

a) assessing and recommending to the Board of Directors the hiring of an independent audit firm, as well as of the parameters to define the respective compensation and other conditions service provision;

b) reasonably proposing the replacement of the independent audit firm;

c) stating a position prior to the hiring of other services by the independent audit firm, or companies related to the latter, which are not comprised in the typical activities of independent audit firm;

d) expressing an opinion, at any time, on the operation of the Company’s accounting and internal audit areas, proposing to the Executive Board such measures as it deems appropriate;

e) working directly with the internal audit function and the independent auditors, by following the respective work, together with the Economic-Financial Executive Board;

f) reviewing the internal audit and the independent auditors’ reports before they are submitted the Board of Directors;

g) ensurin g the adequacy of the relevant resources made available to the internal audit function;

h) following up the preparation and expressing an opinion on the quarterly trial balances and financial statements, and striving to ensure their completeness and quality;

i) regularly assessing the accounting practices, the internal control and procedures adopted the Company, striving to identify critical issues, financial risks and potential contingencies, proposing said improvements as they deem necessary;

j) following up the Company’s compliance activities;

k) requesting the hiring of specialized services to support the Audit Committee’s activities, whose compensation shall be supported by the Company, within its annual approved budged;

l) receiving and handling information and complaints from third parties on accounting, internal accounting controls and auditing issues.

   Paragraph 1 – The Audit Committee shall resolve on issues by the majority of its members, without prejudice to the right of the Members to individually request information and review the Company’s books, documents and papers.

   Paragraph 2 – Reports prepared by the internal audit function and by the independent audit firm shall be always forwarded concurrently to the Executive Board and the Audit Committee members.

ARTICLE 20 - The Audit Committee shall prepare its Bylaws, and submit it to the Board of Directors’ approval.

   Sole paragraph – These Bylaws may extend the competencies of the Audit Committee, as it shall also resolve on the holding of regular meetings, the format of registration of its positions and resolutions, in addition to other issues deemed appropriate for the good development of work.

ARTICLE 21- The compensation for the Audit Committee members shall be different from the one to the other Board of Directors Members, in view of the greater dedication and responsibilities assumed.

ARTICLE 22 - The Audit Committee shall have its own annual budget approved by the General Meeting, by means of a proposal by the Board of Directors.

   Sole paragraph - The Executive Board shall immediately provide the Audit Committee with the requested financial resources for the carrying out of the duties of the latter, up to the approved budget limit.

ARTICLE 23 - By means of a resolution of the Board of Directors, other committees may be created with specific operation areas, under coordination by a Board of Directors Member, and with the participation of people other than Board Members.

ARTICLE 24 – The Audit Committee shall be established no longer than thirty (30) days after the General Meeting resolving on the 2005 financial statements is held.

   Sole paragraph – Whereas it is not established, the duties of the Audit Committee shall be jointly exercised by all members of the Board of Directors, with the temporary release of the requirements of independence, set forth in paragraph 1, and of expertise and time availability, set forth in paragraphs 3 and 4, all of Article 17, in addition to the withdrawal of the different compensation set forth in Article 21, all in connection with the Company’s Bylaws.

TITLE III

EXECUTIVE BOARD

ARTICLE 25 - The Company shall be managed by a Executive Board comprised of a maximum of eight (8) members, either shareholders or not, all resident and domiciled in Brazil and elected by the Board of Directors; the Executive Board shall be comprised of one CEO, a maximum of four (4) Vice-Presidents, a maximum of two (2) Officers and one (1) Representative Officer.

   Paragraph 1 – The Representative Officer shall be nominated to the Board of Directors by the Employee Representative Committee and shall hold office for the same period as the other Officers.

   Paragraph 2 – Any employee to be elected as a Representative Officer shall have been a Company employee for a minimum of two (2) years

    Paragraph 3 – The fees and other benefits for the members of the Executive Board shall be determined in a Shareholders' Meeting. The Representative Officer shall choose between his salary and the Officer's fees.

ARTICLE 26 – The term of office for the members of the Executive Board shall be two (2) years, re-election being permitted.

   Paragraph 1 - The members of the Executive Board shall assume their offices upon the execution of their tenure in the Board of Directors Minutes and shall, at the inception and at the expiry of their terms of office, submit a statement of assets, as provided by the applicable law.

   Paragraph 2 - Upon the expiry of their term of office, the Executive Board members shall remain in office until their successors assume their respective offices.

   Paragraph 3 - - In case of a vacancy in the Executive Board, the Board of Directors shall appoint a replacement and the expiry of his term of office will coincide with the other members of the Executive Board.

ARTICLE 27 - The Executive Board shall meet at least once a month, upon a call by the CEO or by the majority of its members.

   Sole paragraph - The Executive Board resolutions will be taken by the majority of vote and the CEO or his replacement shall be in charge of the casting vote, in case of a tie. There shall be a minimum of four (4) Executive Board members for any resolutions to be valid and enforceable.

ARTICLE 28 –The Executive Board shall have the powers to manage the Company business and shall perform any actions in connection with the nature of the Company's business, including but not limited to take loans, dispose of personal property, open, operate and close banking accounts; draw, endorse and accept foreign exchange bills and issue and endorse promissory notes; and, subject to the provisions of Article 16, Indent XI, as securities (regulated by the Brazilian Currency Board), issue and endorse checks and other drafts, waive rights and provide collateral and guarantees in operations in connection with the Company, subject to the applicable provisions provided herein.

   Paragraph 1 - Any disposal of and liens to the Company's real property shall be subject to the prior consent of the Board of Directors or to a resolution in a Shareholders' Meeting, as applicable

   Paragraph 2 - Any actions or documents resulting in financial liability to the Company or holding any third parties harmless or any liability in connection with the Company shall have the joint signatures of two Officers or of an Officer or by two true and lawful attorneys-in-fact of the Company.

ARTICLE 29 – The Company, represented by its CEO jointly with one Officer or, in case of the absence or disability of the CEO, by two Officers, shall appoint true and lawful attorneys (“ad-judicia” or “ad-negotia”); the power of attorney documents shall state the powers being assigned and how to exercise any such powers; in the ad-negotia power of attorney documents a deadline shall be specified for a maximum of one year.

   Paragraph 1 - As an exception, the Executive Board may authorize the appointment of one attorney-in-fact to represent the Company before governmental agencies.

   Paragraph 2 – Any attorneys-in-fact holding ad-judicia powers of attorney may act jointly or severally.

ARTICLE 30 - Without prejudice to the provisions of Article 21 herein, the Executive Board shall:

I - perform all corporate acts that are necessary to manage company operations;

II - approve the Company's Bylaws and Standards;

III- propose the general guidance to Company business to the Board of Directors;

IV- Submit capital increase proposals and amendments to the Company Bylaws in Shareholders' Meetings, subject to prior approval by Board of Directors and the Fiscal Council, as the case may be, subject to the applicable laws;

V - propose to the Board of Directors any divestitures of or liens to the Company's real property;

VI - submit to the Board of Directors any plans and financial budgets and the execution of works, whether yearly or multi-yearly;

VII - discuss the appointment of deputies to Officers, as nominated by the CEO, in case of temporary disability and leave of absence;

VIII- discuss property write-off;

IX– nominate a deputy for the CEO in case of temporary disability, in case the CEO himself has not done so, as provided in Article 23, letter "f;

X - submit Managements Annual Report and Accounts in the Shareholders' Meeting, with the prior approval of the Board of Directors and the Fiscal Council.

ARTICLE 31 - The CEO shall be in charge of:

a) representing the Company, in and out of court;

b) calling and chairing Executive Board meetings;

c) creating and terminating position or functions, determining the respective compensations;

d) overseeing and supervising all corporate areas and providing general guidance to all financial studies in connection with the Company business;

e) submit ting to the Board of Directors the distribution of assignments among Officers;

f) appointing his deputy in the case of temporary disability;

g) submitting to the Executive Board the appointment of deputy Officers in case of temporary disability or leave of absence.

ARTICLE 32 - The Executive Board shall be in charge of:

a) attending the Executive Board meetings;

b) performing the assignments as determined by the Board of Directors and the Executive Board;

c) executing any deeds and perform any acts that call for the joint signature of two Officers.

CHAPTER IV
FISCAL COUNCIL

ARTICLE 33 - The Company shall have a Fiscal Council with such assignments as provided by law, comprised by three (3) to five (5) effective members and an equal number of deputies; resident and domiciled in the country, either shareholders or not, to be elected in the Shareholders' Meetings, subject to the provisions of Article 240 of Law n° 6,404/76, re-election being permitted.

ARTICLE 34 – The overall compensation of the Fiscal Council Members shall be subject to a resolution in the Shareholders Meeting.

ARTICLE 35 – In the case of a vacancy, absence or disability of any members, the respective deputies shall be called.

ARTICLE 36 -The Fiscal Council members shall be instated in their offices by means of signing the Instrument of Investiture in the Fiscal Council Minutes Book, and shall submit their property statement, at the beginning and end of their terms of office, pursuant to legislation in force.

CHAPTER V

FISCAL YEAR, BALANCE SHEET AND DIVIDEND PAYOUT

ARTICLE 37 - The fiscal year shall begin on January 1 and shall end on December 31 each year, after which the following applicable financial statements shall be prepared:

I - Balance sheet;

II - Statement of Changes in the Shareholders Equity;

III - Profit and loss statement;

IV - Statement of changes in financial position.

ARTICLE 38 – The following provisions shall rule the net income ascertained in the balance sheet:

I – From the net income for the year, retained losses and the provision for income tax shall be deducted before any dividend payout takes place;

II – The net income so ascertained, if any, shall be allocated as follows:

a) 5% to set up legal reserves, limited to the amounts determined by law;

b) dividend payout to shareholders for an amount at least equivalent to 25% of the net income ascertained as provided by law and these Bylaws; and

c) the remaining balance shall be allocated as determined in the Shareholders' Meeting, as proposed by the Executive Board, with the prior approval of the Board of Directors and the Fiscal Council.

   Paragraph 1 – In case the minimum dividend payout ascertained is in excess of the portion of the realized net income for the year, the Management may propose that any such excess is allocated to unrealized profits, to be approved in the Shareholders' Meeting.

   Paragraph 2 - The Executive Board, subject to approval by the Board of Directors and the Fiscal Council, may authorize the payment of interest as yield on equity capital to shareholders, as provided by law, which may be deducted from dividend payable and any such amounts shall be deemed as dividend payout for all legal purposes.

ARTICLE 39 - Any dividends due to shareholders shall be paid not later than sixty (60) days from the publication of the Minutes of the Shareholders Meeting approving it.

   Sole paragraph - Any dividends approved shall not yield interest and any amounts that are not claimed within the three (3) year period from the date of the applicable Shareholders Meeting shall inure to the benefit of the Company.

CHAPTER VI
LIQUIDATION OF THE COMPANY

ARTICLE 40 - The Company shall be liquidated under the circumstances provided by law and the procedures for the liquidation shall be established in a Shareholders Meeting, which shall appoint a receiver and elect the Fiscal Council for the liquidation period and set out the compensation for both.

CHAPTER VII
GENERAL PROVISIONS

ARTICLE 41 – For all legal purposes, the provisions of the State Constitution enacted on October 5, 1989 and the state laws in connection with decentralized entities shall become an integral part of these Bylaws, as applicable.

ARTICLE 42 – According to the provisions of law, the Company is the lawful successor to any rights and obligations of both Companhia Metropolitana de Água de São Paulo - COMASP and the Companhia Metropolitana de Saneamento de São Paulo - SANESP, which merger originated the Company, and shall be responsible and liable for the above cited companies and before any third parties, including governmental agencies and domestic and foreign entities for any financial obligations in connection with either.

   Sole paragraph - The Company is subrogated for all the rights and obligations of Superintendência de Água e Esgotos da Capital ("SAEC") and Fomento Estadual de Saneamento Básico ("FESB"), pursuant to Articles 9 and 17 and their respective sole paragraphs, both of State Law n° 119, of June 29, 1973, which authorized its organization.

ARTICLE 43 – The Employee Representative Committee shall have only Company Employees as members; its composition and assignments shall be determined according to special bylaws, subject to the approval of the Company Board of Directors.

ARTICLE 44 - As the sponsor of the Fundação SABESP de Seguridade Social ("SABESPREV"), duly organized by Ministry of Labor and Social Security Ordinance n° 3556, of 8/8/90, the Company shall sponsor SABESPREV, subject to the following conditions:

I – The monthly contributions by the Sponsor shall not exceed 2.1% of the gross payroll (gross salaries, not including payroll charges), subject to the applicable social security laws.

II - In case the resources are not sufficient to pay the pensions due to beneficiaries, the Sponsor shall not increase its contribution, i.e., 2.1% of payroll and SABESPREV shall increase employee contribution or shall reduce the amount paid as pensions accordingly, subject to the applicable laws.

III – SABESPREV shall build its assets with its own income or, in case the Company must transfer any securities or personal property or real property, make investments, bear any costs or expenses for or provide collateral to SABESPREV, it shall seek prior approval from the CODEC or from the Secretariat of Finance, and the amounts shall be offset by the contribution set out in indent I of this article, through monthly transfers.

IV – In order to avoid the indirect distribution of resources above the applicable limit, any assignments of Company employees to SABESPREV or any service agreements to be executed among SABESPREV and the Company shall be subject to offset and to the prior approval of CODEC and of the Secretariat of Finance.

V – Company Officers, in addition to their responsibilities and assignments as determined by law, shall also be liable for any noncompliance with the standards set out in these Bylaws in connection with SABESP sponsoring SABESPREV.

CHAPTER VIII
CHANGE OF OWNERSHIP AND THE CANCELLING OF THE LISTED COMPANY REGISTRY

ARTICLE 45 – Any changes in the Company ownership on valuable consideration, either through a single transaction or through a number of successive transactions, shall be performed under a suspensive or resolutive conditions the new owner shall provide no later than 90 days after the change of ownership date, a public offer to purchase stock from the remaining shareholders, in such a way as to ensure that they shall have an equal treatment as the seller.

ARTICLE 46 - The public offer referred to above shall also take place in the case of sale of stock and other securities' subscription rights, or of any other rights or title in connection with securities that are convertible to stock that may give rise to change of ownership in the company.

ARTICLE 47 – Any shareholders who acquire the ownership of the company through a share purchase agreement performed with the majority shareholder, regardless of the number of shares purchased, shall:

I. make the public offer as provided in Article 37 herein; and

II. reimburse shareholders from whom he has purchased stock in a stock exchange in the six (6) month period before the date the shares representing the majority of stock are transferred and shall pay the former any differences between the amount paid by the shares representing the majority of stock and the amounts paid in the stock exchange for any company stock in the same period, duly restated until the payment date.

ARTICLE 48 – In the stock purchase public offer to be made by the majority shareholder to cancel the company registry as a listed company, the minimum price of the offer shall be equivalent to the amount ascertained in an assessment report.

ARTICLE 49 - The assessment report referred to herein above shall be prepared by an expert firm with proven background and independent from the Company, its management and majority shareholders and the report shall also meet the requirements of paragraph 1, article 8 of Law n° 6,404/76 and include the liability provided in paragraph 6 of the same article of the Law.

   Paragraph 1 –The choice of the expert firm to ascertain the Company's worth shall be determined in a Shareholders Meeting upon the submission of a list of three firms by the Board of Directors and the resolution shall be made by absolute majority of vote representing the outstanding stock in the Shareholders Meeting in which the business is discussed; blank votes shall not be counted, excluding (1) the stock owned by the majority shareholder, his spouse, partner and dependents included in his annual income tax return, (2) any treasury stock; (3) any stock held by any subsidiary or associated companies of the Company and/or the majority shareholder; (4) any other companies who belong to the same group as the latter; (5) any special class preferred stock with the purpose to ensure differentiated political rights or that are non-transferable and/or owned by the privatizing agent.

   Paragraph 2 – Any costs or expenses in connection with the preparation of assessment reports shall be borne by the majority shareholder.

ARTICLE 50 – Any contingencies in these Bylaws not covered by statutory laws shall be resolved in a Shareholders Meeting and shall be regulated according to the provisions of Law n° 6,404, of December 15, 1976.

ARTICLE 51 – Any controversy or claims arising out of corporate governance practices provided in these Bylaws and in the relationship among the Company, its shareholders, managers, Fiscal Council members shall be submitted to arbitration, governed by Law nº 9,307/96, and within the rules of the Câmara de Arbitragem do Mercado of the Bolsa de Valores de São Paulo – BOVESPA, except to the extent of rights that cannot be waived.

20.00 – CORPORATIVE GOVERNANCE INFORMATION

Corporate Governance

SABESP stock admitted to trading on BOVESPA. Starting April 24, 2002, SABESP shares have been listed for trading in BOVESPA's New Market segment for companies voluntarily implementing corporate governance rules involving higher disclosure standards than those legally required. In this context, SABESP, its controlling shareholders, board members and directors promise to submit all and any litigation or differences arising from New Market rules or any other share ownership issues to arbitration. Any litigation or difference will be settled by BOVESPA Arbitration Chamber under the latter’s rules.

After its adhesion to New Market standards in May 2002, SABESP began to trade part of its stock in its formal issue of level 3 American Depositary Shares (ADS) on the New Stock Exchange (NYSE).

SABESP's corporate governance practices are guided by its bylaws, its policy of disclosing relevant facts or acts, and its securities trading policy. The aim is to ensure market access to high-quality transparent information, and to protect the interests of shareholders, the controlling shareholder group, board members, executives, and other collaborators with access to relevant information

General meeting

Under its bylaws, the General Meeting is the company's highest body with powers to decide all matters relating to its charter purpose, and take all measures deemed convenient for the defense and development of this purpose.

Administrative Board

SABESP's board consists of at least five (5) and at most ten (10) members, who must be shareholders elected by the General Meeting, which may also remove them. The bylaws stipulate that employees may elect a Administrative Board member, who must have been with the company for at least two years. The Administrative Board does not currently have a member designated by the employees. Furthermore, under the Brazilian Law of Business Corporations, since SABESP is a mixed private-public ownership enterprise, at least one Administrative Board member must be designated by its minority shareholders.

SABESP Administrative Board members are elected by shareholders at the General Meeting for concurrent one (1) year mandates and may be elected for a second term.

Pursuant to the Law of Business Corporations, the Administrative Board members must be shareholders in the company and under SABESP bylaws must be resident in Brazil.

Audit Committee

The Audit Committee functions as a standing body and consists of five (5) members and five (5) alternates. The Audit Committee is elected annually by shareholders at the Ordinary General Meeting.

20.01 – DESCRIPTION OF AMENDED DATA

TABLE 06.01 – PROFITS DISTRIBUTED IN THE LAST THREE YEARS
• Inclusion:
Item 10	6 – Net Incomeor Loss in Period

TABLE 08.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE
• Alteration:
Item 01	13 - Par value
14 - Amount issued
22 - Date of Last Negotiation
Item 02	13 - Par value
14 - Amount issued
Item 03	13 - Par value
14 - Amount issued
Item 04	13 - Par value
14 - Amount issued
Item 05	13 - Par value
14 - Amount issued
Item 06	13 - Par value
14 - Amount issued
Item 07	13 - Par value
14 - Amount issued
Item 08	13 - Par value
14 - Amount issued
Inclusion:
Item 09
Item 10

TABLE 14.03 – FURTHER DETAILS CONSIDERED IMPORTANT FOR BETTER APPRECIATION OF COMPANY
• Alteration:
Changes in share of controlling group, board members and directors
Positions held by shareholders owning more than 5% of the stock
• Inclusion:
Item 8 - 8th Debenture Issue

TABLE 18.01 – BILAWS
• Alteration:
Item 8 - 8th Debenture Issue

01.01 - IDENTIFICATION

1 – CVM CODE 01444-3	2 – COMPANY’S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 – CNPJ 43.776.517/0001-80

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD-OFFICE	1
01	03	SHAREHOLDER RELATIONS	1
01	04	DIRECTOR FOR INVESTOR RELATIONS (Address for correspondence with the company)	2
01	05	REFERENCE / AUDITOR	2
01	06	COMPANY CHARACTERISTICS	2
01	07	SHAREHOLDER CONTROL	3
01	08	PUBLICATIONS AND DOCUMENTS	3
01	09	NEWSPAPERS WHERE COMPANY PUBLISHES INFORMATION	3
01	10	DIRECTOR FOR INVESTOR RELATIONS	3
02.01	01	CURRENT COMPOSITION OF ADMINISTRATIVE BOARD AND BOARD	4
02.01	02	CURRENT COMPOSITION OF AUDIT COMMITTEE	5
02	02	PROFESSIONAL EXPERIENCE AND EDUCATIONAL BACKGROUND - ALL DIRECTORS, ADMINISTRATIVE BOARD AND	6
		AUDIT COMMITTEE MEMBERS
03	01	EVENTS RELATING TO DISTRIBUTION OF CAPITAL	17
03	02	POSITION HELD BY SHAREHOLDERS WITH OVER 5% OF VOTING SHARES	17
03	03	DISTRIBUTION OF SHARE CAPITAL OF CONTROLLING GROUP – INCL INDIVIDUAL LEVEL	18
04	01	COMPOSITION OF SHARE CAPITAL	19
04	04	AUTHORIZED SHARE CAPITAL	20
04	05	AUTHORIZED SHARE CAPITAL - COMPOSITION	20
06	01	PROFITS DISTRIBUTED IN THE LAST THREE YEARS	21
06	03	SHARE CAPITAL BYLAW PROVISIONS	22
06	04	BYLAW CHANGE	22
07	01	MANAGEMENT REMUNERATION AND SHARE OF PROFIT	23
07	02	HOLDINGS AND CONTRIBUTIONS – LAST THREE YEARS	23
08	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	24
09	01	BRIEF COMPANY HISTORY	34
09	02	CHARACTERISTIC OF THE OPERATION SECTOR	37
09	03	SEASONAL PERIODS BUSINESS	44
10	01	PRODUCTS AND SERVICES OFFERED	45
11	01	PRODUCTION PROCESS	46
11	02	COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORTS	59
11	03	COMPETITIVE RANKING	69
13	01	PROPERTIES	70
14	03	OTHER DETAILS SEEN AS IMPORTANT FOR CLEARER VIEW OF COMPANY	74
14	05	INVESTMENT PROJECTS	89
15	01	ENVIRONMENTAL ISSUES	94
16	01	LITIGATION	109
18	01	BYLAWS	110
20	00	CORPORATE GOVERNANCE INFORMATION	124
20	01	DESCRIPTION OF AMENDED DATA	125

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: September 19, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.